

09012041

MANUALLY SIGNED

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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Athens Bancshares Corporation
Exact name of registrant as specified in charter

0001472093
Registrant CIK Number

Exhibit 99.1 to the Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-
SEC file number, if available

S-____________________
(Series identifier(s) and name(s), if applicable, add more lines as needed

C-____________________
(Class (contact) identifier(s) and name(s), if applicable; add more lines as needed

____
Report period (if applicable)

N/A
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)
_X_ Rule 202 (Continuing Hardship Exemption)
____ Rule 311 (Permitted Paper Exhibit)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, State of Tennessee on September 17, 2009.

Athens Bancshares Corporation

By: 

Jeffrey L. Cunningham
President and Chief Executive Officer

US2008 768695.1



Grant of Continuing Hardship Exemption

September 16, 2009

Applicant: Victor Cangelosi

Company Name: Athens Bancshares Corp.

Form Type: S-1

Subject document[s]: Exhibit 99.1 Valuation Appraisal Report

We considered your continuing hardship exemption request submitted via EDGAR on September 11, 2009 (Accession no. 000950123-09-042786) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request for the statistical information only of Exhibit 99.1 Valuation Appraisal Report to Form S-1. All written portions of the exhibit must be EDGARized. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Cecile F Peters

Cecile Peters
Chief, Office of Information Technology
Division of Corporation Finance

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Athens Bancshares Corporation
Athens, Tennessee

As Of:
August 19, 2009

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Athens Bancshares Corporation
Athens, Tennessee

As Of:
August 19, 2009

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017

(614) 766-1426   (614) 766-1459 FAX

September 10, 2009

Board of Directors
Athens Federal Community Bank
106 Washington Avenue
Athens, Tennessee 37303

To the Board:

We hereby submit our independent appraisal of the pro forma market value of the to-be-issued stock of Athens Bancshares Corporation (the "Corporation"), which is the holding company of Athens Federal Community Bank ("Athens" or the "Bank"). Such stock is to be issued in connection with the application by the Corporation to complete a stock offering, with the Corporation to own 100 percent of the stock of the Bank. This appraisal, as of August 19, 2009, was prepared and provided to the Bank in accordance with the appraisal requirements and regulations of the Office of Thrift Supervision of the United States Department of the Treasury.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks throughout the U.S. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by Athens and the material provided by the independent auditors, Hazlett, Lewis & Bieter, PLLC, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Bank's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of Athens, with the law firm of Kilpatrick Stockton LLP, Washington, D.C., the Bank's conversion counsel, and with Hazlett, Lewis & Bieter, PLLC, the Bank's outside auditor. Further, we viewed the Bank's local economy and primary market area and also reviewed the Bank's most recent business plan as part of our review process.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be further updated as required and will give consideration to any new developments in Athens' operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation's appraised value in an appraisal update.

It is our opinion that as of August 19, 2009, the pro forma market value or appraised value of the Corporation was $19,000,000 at the midpoint, with an offering of $18,000,000 or 1,800,000 shares at $10 per share and a contribution of 100,000 shares to the Athens Federal Foundation. The pro forma valuation range of the Corporation is from a minimum of $16,150,000 to a maximum of $21,850,000, with a maximum, as adjusted, of $25,127,500, representing 1,615,000 shares, 2,185,000 shares and 2,512,750 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of Athens Bancshares Corporation as of August 19, 2009, was $19,000,000 at the midpoint.

Very truly yours,

KELLER & COMPANY, INC.

Keller & Company, Inc.

TABLE OF CONTENTS

TABLE OF CONTENTS (cont.)

LIST OF EXHIBITS

NUMERICAL EXHIBITS		PAGE

LIST OF EXHIBITS (cont.)

ALPHABETICAL EXHIBITS

INTRODUCTION

Keller & Company, Inc. is an independent appraisal firm for financial institutions and has prepared this amended Conversion Valuation Appraisal Report ("Report") to provide the pro forma market value of the to-be-issued common stock of Athens Bancshares Corporation (the "Corporation"), which will be formed as part of the conversion, to own all of the to-be-issued shares of common stock of Athens Federal Community Bank ("Athens Federal" or the "Bank"), Athens, Tennessee. The stock is to be issued in connection with the Bank's application for approval of conversion from a federal chartered mutual savings bank to a federal chartered stock savings bank. The Corporation will also issue 8.0 percent of the stock in the offering to the Athens Federal Community Bank Foundation.

The Application for Conversion is being filed with the Office of Thrift Supervision ("OTS") of the Department of the Treasury and the Securities and Exchange Commission ("SEC"). We have reviewed such Application for Conversion as well as the Prospectus and related documents, and have discussed them with the Bank's management and the Bank's conversion counsel, Kilpatrick Stockton LLP, Washington, D.C.

This conversion appraisal was prepared based on the guidelines provided by OTS entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization", in accordance with the OTS application requirements of Regulation §563b and the OTS' Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion of each of the factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

The pro forma market value is defined as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm's-length transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

As part of our appraisal procedure, we have reviewed the audited financial statements for the five years ended December 31, 2008, and the unaudited financial statements for the six months ended June 30, 2008 and 2009, and discussed them with Athens Federal's management and with Athens Federal's independent auditors, Hazlett, Lewis & Bieter, PLLC, Chattanooga, Tennessee. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation's preliminary Form S-1 and the Bank's preliminary Form AC and discussed them with management and with the Bank's conversion counsel.

To gain insight into the Bank's local market condition, we have visited Athens Federal's main office and six branch offices and have traveled the surrounding area in McMinn, Meigs, Monroe, Polk and Bradley Counties. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Bank's primary market area relative to Tennessee and the United States. We have also examined the competitive market within which Athens Federal operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of Athens Federal to those selected institutions.

Introduction (cont.)

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in the stock offering in this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF ATHENS FEDERAL COMMUNITY BANK

GENERAL

Athens Federal Community Bank was organized in 1934 as a federal-chartered mutual savings and loan association with the name Athens Federal Savings and Loan Association. In 1999, Athens Federal converted to a federal mutual savings bank and changed its name to Athens Federal Community Bank.

Athens Federal conducts its business from its main office in Athens and its six branch offices, one in Athens two in Cleveland, and single offices in Etowah, Madisonville and Sweetwater. The Bank has eight additional ATMs located in McMinn, Bradley and Polk Counties. The Bank's primary market area is focused on McMinn, Meigs, Monroe, Polk and Bradley Counties. The Bank has one additional loan production office in Athens. The Bank also has two active subsidiaries, Southland Finance Company and Valley Title Services, LLC.

Athens Federal's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Deposit Insurance Fund ("DIF"). The Bank is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the "FRB"). Athens Federal is a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati and is regulated by the OTS and by the FDIC. As of June 30, 2009, Athens Federal had assets of $243,011,000, deposits of $202,920,000 and equity of $25,331,000.

Athens Federal has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its primary market area as a community-oriented institution. Athens Federal has been involved in the origination of residential mortgage loans secured by one- to four-family dwellings, which represented 30.8 percent of its loan originations during the year ended December 31, 2008, followed by construction loan originations, which represented a lesser 23.1 percent of loan originations in the year ended December 31, 2008.

General (cont.)

At June 30, 2009, 38.5 percent of its gross loans consisted of residential real estate loans on one- to four-family dwellings, excluding home equity loans, compared to a larger 48.2 percent at December 31, 2004, with the primary sources of funds being retail deposits from residents in its local communities. The Bank is also an originator of multi-family and nonresidential loans, construction loans, home equity loans, consumer loans, and commercial loans. Consumer loans include automobile loans, boat loans, loans on deposit accounts and other secured and unsecured personal loans.

The Bank had cash and investments of $19.7 million, or a modest 8.1 percent of its assets, excluding FHLB stock of $2,899,000 or 1.19 percent of assets at June 30, 2009. The Bank also had $12.7 million of its investments in mortgage-backed and related securities representing 5.2 percent of assets. Deposits, FHLB advances and equity have been the primary sources of funds for the Bank's lending and investment activities.

Based on the midpoint value established herein, the Bank's gross amount of stock to be sold in the public offering will be $18,000,000 or $1,800,000 shares at $10 per share, based on the midpoint of the appraised value of $18.0 million, excluding the 100,000 shares to be issued to the Foundation. The net conversion proceeds will be $16.5 million, net of conversion expenses of approximately $1,500,000. The actual cash proceeds to the Bank of $8.25 million will represent 50.0 percent of the net conversion proceeds. The ESOP will represent 8.0 percent of the gross shares issued or 144,000 shares at $10 per share, representing $1,440,000 or 8.0 percent of the total value. The Bank's net proceeds will be used to fund new loans and to invest in securities following their initial deployment to short term investments. The Bank may also use the proceeds to expand services, expand operations or acquire other financial service organizations, diversify into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP and to invest in short-term deposits. The Corporation will also issue 5.6 percent of its shares or 100,000 shares to the Athens Federal Foundation.

General (cont.)

The Bank has experienced a strong deposit increase over the past two fiscal years with deposits increasing 20.8 percent from December 31, 2006, to December 31, 2008, or an average of 10.4 percent per year. From December 31, 2008, to June 30, 2009, deposits then decreased by $3.6 million or 1.7 percent compared to an increase of $9.1 million or 4.6 percent in fiscal year 2008.

The Bank has focused on strengthening its loan activity during the past five years, monitoring its net interest margin and earnings, controlling its nonperforming assets and maintaining a reasonable equity to assets ratio. Equity to assets decreased from 10.81 percent of assets at December 31, 2004, to 9.65 percent at December 31, 2008, and then increased to 10.42 percent at June 30, 2009. It should be noted that total equity increased in dollars from $19.7 million at December 31, 2004, to $25.3 million at June 30, 2009, but represented a lower ratio to assets due to the Bank's strong growth in assets.

The primary lending strategy of Athens Federal has been to focus on the origination of residential real estate loans and nonresidential loans, with a recent increase in multi-family and construction loan activity.

The Bank's share of one- to four-family residential mortgage loans decreased modestly from 48.2 percent of gross loans at December 31, 2004, to 38.5 percent as of June 30, 2009. Nonresidential loans increased from 16.5 percent of loans to 18.0 percent from December 31, 2004, to June 30, 2009. Multi-family loans increased from 0.8 percent of loans to 7.3 percent of loans, from December 31, 2004, to June 30, 2009. All types of real estate loans as a group experienced a modest increase, rising from 75.9 percent of gross loans at December 31, 2004, to 81.1 percent at June 30, 2009. The strong share of real estate loans was due to the Bank's smaller shares of commercial loans and consumer loans, which include home equity loans. The Bank's share of consumer loans experienced a modest decrease in their share of loans from 17.6 percent at December 31, 2004, to 12.9 percent at June 30, 2009, but the dollar balance of consumer loans

General (cont.)

increased from $21.8 million to $25.8 million. The Bank's share of commercial loans decreased from 6.5 percent at December 31, 2004, to 6.1 percent at June 30, 2009.

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate allowance for loan losses relative to loans and relative to nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain higher general valuation allowances, but recognizing the Bank's lower balance of higher risk loans and lower charge-offs. At December 31, 2004, Athens Federal had $1,895,000 in its loan loss allowance or 1.52 percent of gross loans, and 893.9 percent of nonperforming assets with the allowance increasing to $2,758,000 and representing a lower 1.39 percent of gross loans and a lower but still strong 256.3 percent of nonperforming assets at June 30, 2009.

The basis of earnings for the Bank has been interest income from loans and investments with the net interest margin being the key determinant of net earnings with less emphasis on noninterest income. With a primary dependence on net interest margin for earnings, current management will focus on striving to strengthen the Bank's net interest margin without undertaking excessive credit risk combined with controlling the Bank's interest risk position and striving to continue to increase noninterest income.

PERFORMANCE OVERVIEW

The financial position of Athens Federal at June 30, 2009, and at year end December 31, 2004 through 2008, is shown in Exhibits 1 and 2, and the earnings performance of Athens Federal for the six months ended June 30, 2008 and 2009, and for the years ended December 31, 2004 through 2008, is shown in Exhibits 3 and 4. Exhibit 5 provides selected financial data for Athens Federal at June 30, 2008 and 2009, and at December 31, 2004, 2005, 2006, 2007 and 2008. It has been Athens Federal's objective to increase its loans, deposits, and equity from December 31, 2004, through June 30, 2009. The most recent impact of these trends, recognizing the declining trend in interest rates, was a modest decrease in assets, a modest decrease in FHLB advances, modest decreases in investments and deposits, with a modest decrease in loans, from December 31, 2008, to June 30, 2009. Athens Federal also experienced a modest increase in the dollar amount of equity during that period. The Bank's decrease in assets was $8.0 million or 3.2 percent from December 31, 2008, to June 30, 2009.

During the past five fiscal years, the Bank experienced its largest dollar increase in assets of $21.9 million in fiscal year 2006, which represented a strong 11.5 percent increase in assets due to an $18.6 million increase in loans, accented by a $9.4 million increase in cash and deposits reduced by a $6.2 million decrease in investments. Such increase in assets was succeeded by an $18.0 million or 8.5 percent increase in assets in fiscal 2007 and a $20.6 million increase in 2008. In the six months ended June 30, 2009, assets decreased $8.0 million or 3.2 percent.

Athens Federal's loan portfolio, which includes mortgage loans and nonmortgage loans, increased from $124.2 million at December 31, 2004, to $216.1 million at December 31, 2008, and represented a total increase of $91.9 million or 74.0 percent. For the six months ended June 30, 2009, loans decreased by $15.4 million or 7.1 percent to $200.7 million.

Athens Federal has obtained funds through deposits and through the use of FHLB advances and securities sold under repurchase agreements. The Bank's competitive rates for deposits and seven offices in its local market in conjunction with its focus on service have been the sources for attracting retail deposits. Deposits increased a strong $61.9 or 42.8 percent from December 31, 2004, to December 31, 2008. For the six months ended June 30, 2009, deposits decreased by $3.6 million or 1.7 percent. The Bank's largest deposit growth period was in the fiscal year ended December 31, 2007, when deposits increased $26.9 million or a strong 15.4 percent.

The Bank experienced an increase in the dollar amount of its equity in each fiscal year from 2004 to2008, and also experienced a modest increase in equity from December 31, 2008, to June 30, 2009. The dollar amount of equity increased 22.7 percent from December 31, 2004, to December 31, 2008, and then increased 4.6 percent from December 31, 2008, through June 30, 2009. At December 31, 2004, the Bank had equity of $19.7 million, representing a 10.80 percent equity to assets ratio and then increased to $24.2 million at December 31, 2008, representing a lower 9.6 percent equity to assets ratio due to the Bank's growth in assets. At June 30, 2009, equity was a higher $25.3 million and a higher 10.42 percent of assets due to the Bank's shrinkage in assets and deposits.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for Athens Federal, providing selected income and expense data in dollars for the fiscal years of 2004 through 2008, and for the six months ended June 30, 2008 and 2009.

Athens Federal experienced a steady increase in its dollar amount of interest income from fiscal 2004 to fiscal 2008. Interest income was $9.6 million in 2004 and a larger $15.6 million in 2008, representing an increase of $6.0 million or 61.8 percent or 15.5 percent a year.

The Bank's interest expense also experienced a steady increase from fiscal year 2004 to 2008. Interest expense increased from $3.8 million in 2004 to $7.1 million in 2008, representing

Income and Expense (cont.)

an increase of $3.3 million or 86.8 percent, resulting in an increase in net interest income. Net interest income increased $2.6 million or 44.0 percent from 2004 to 2008. In the six months ended June 30, 2009, compared to the six months ended June 30, 2008, there was a modest decrease in interest income of $325,000, notwithstanding the decrease in interest expense of $672,000, resulting in a dollar increase in net interest income of $347,000 or 8.3 percent for the six months ended June 30, 2009, and a moderate increase in net interest margin.

The Bank has made provisions for loan losses in each of the past five fiscal years of 2004 through 2008. The Bank also made provisions in the six months ended June 30, 2009. The provisions were determined in recognition of the Bank's nonperforming assets, charge-offs, repossessed assets, and local market conditions. The Bank had provisions of $267,000, $341,000, $704,000, $443,000 and $761,000 in fiscal years 2004, 2005, 2006, 2007 and 2008, respectively, and $118,000 in the six months ended June 30, 2009. The Bank had net charge-offs of $202,000 in 2004, $177,000 in 2005, $189,000 in 2006, $481,000 in 2007, $243,000 in 2008 with net charge-offs of $443,000 in the six months ended June 30, 2009. The impact of these provisions and net charge-offs has been to provide Athens Federal with a general valuation allowance of $2,758,000 at June 30, 2009, or 1.41 percent of gross loans and 256.3 percent of nonperforming assets.

Total other income or noninterest income indicated an increase from fiscal year 2004 to fiscal year 2008. In the year ended December 31, 2004, noninterest income was $2.4 million or 1.30 percent of assets. In the year ended December 31, 2008, noninterest income was a larger $4.2 million, representing a higher 1.66 percent of assets with the increase due primarily to higher service fee income, title insurance income and loan fees. For the twelve months ended June 30, 2009, noninterest income was $4,465,000 or 1.84 percent of assets. Noninterest income consists primarily of service charges, loan servicing fees, title insurance income, loan fees, BOLI income and annuity income.

Income and Expense (cont.)

The Bank's general and administrative expenses or noninterest expenses increased from $5.9 million for the fiscal year of 2004 to $10.3 million for the fiscal year ended December 31, 2008, representing an increase of 74.6 percent. The higher increase is due to the Bank's expansion in its office network and services provided. On a percent of average assets basis, operating expenses increased from 3.27 percent of average assets for the fiscal year ended December 31, 2004, to 4.18 percent for the fiscal year ended December 31, 2008, and then increased to 4.32 percent for the six months ended June 30, 2009, annualized.

The net earnings position of Athens Federal has indicated moderate volatility. The annual net income figures for the fiscal years ended December 31, 2004, 2005, 2006, 2007 and 2008, were $1,364,000, $1,200,000, $884,000, $1,120,000 and $1,110,000, respectively, representing returns on average assets of 0.75 percent, 0.65 percent, 0.44 percent, 0.50 percent and 0.45 percent for fiscal years 2004, 2005, 2006, 2007 and 2008, respectively. For the six months ended June 30, 2009, Athens Federal had net income of $1,083,000, representing a return on average assets of 0.87 percent, annualized, and for the twelve months ended June 30, 2009, Athens Federal had net income of $1,729,000, representing a return on average assets of 0.70 percent.

Exhibit 7 provides the Bank's normalized earnings or core earnings for the twelve months ended June 30, 2009. The Bank's normalized earnings eliminate any nonrecurring income and expense items. There was one adjustment to earnings, a reduction in provision for loan losses by $153,000, resulting in core earnings of $1,837,000.

Key performance indicators, including asset quality ratios and capital ratios are shown in Exhibit 8. The Bank's return on assets decreased modestly from 0.75 percent in 2004, to 0.45 percent in fiscal year 2008 and then increased to 0.87 percent in the six months ended June 30, 2009, annualized.

Income and Expense (cont.)

The Bank's return on average equity decreased from 2004 to 2008. The return on average equity decreased from 7.22 percent in 2004 to 4.72 percent in fiscal year 2008 and than increased to 8.68 percent for the six months ended June 30, 2009, annualized.

The Bank's net interest rate spread increased from 3.32 percent in 2004 to 3.51 percent in 2008 and then increased to 3.71 percent for the six months ended June 30, 2009, annualized. The Bank's net interest margin indicated a rising trend, increasing from 3.50 percent in 2004 to 3.74 percent in 2008, and then increased to 3.92 percent for the six months ended June 30, 2009. Athens Federal's net interest rate spread increased 19 basis points from 2004 to 2008 and then increased 20 basis points in the first six months of fiscal 2009. The Bank's net interest margin followed a rising trend, increasing 24 basis points from 2004 to 2008 and then increased 18 basis points in the first six months of fiscal 2009.

Athens Federal's ratio of interest-earning assets to interest-bearing liabilities increased slightly from 107.66 percent at December 31, 2004, to 108.03 percent at June 30, 2009. The Bank's rise in its ratio of interest-earning assets to interest-bearing liabilities is primarily the result of the Bank's rise in its earning assets.

As discussed previously, the Bank's ratio of noninterest expenses to average assets increased from 3.28 percent in fiscal year 2004 to 4.18 percent in fiscal year 2008 and then increased to 4.32 percent for the six months ended June 30, 2009, annualized. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income, referred to as the "efficiency ratio." The industry norm is 60.1 percent with a lower ratio indicating greater efficiency. Historically, the Bank has been characterized by lower efficiency, reflected in its higher efficiency ratio, which increased from 72.50 percent in 2004 to 81.30 percent in 2008 and then decreased to 77.03 percent for the six months ended June 30, 2009, annualized.

Income and Expense (cont.)

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming loans to total loans and the ratio of nonperforming assets to assets are two fundamental indicators of asset quality. Athens Federal experienced an increase in its ratios of nonperforming loans and assets to both loans and total assets from 2004 to 2008, and then a decrease in the six months ended June 30, 2009. Nonperforming assets consist of real estate owned, loans delinquent 90 days or more but still accruing, and nonaccruing loans. The Bank's ratio of nonperforming assets to total assets was 0.44 percent at June 30, 2009, after increasing from 0.11 percent at December 31, 2004, to 1.76 percent at December 31, 2008, and the Bank's ratio of nonperforming loans to loans increased from 0.07 percent at December 31, 2004, 2.08 percent at December 31, 2008, and then decreased to 0.41 percent at June 30, 2009.

Two other indicators of asset quality are the Bank's ratios of allowance for loan losses to total loans and also to nonperforming loans. The Bank's allowance for loan losses was 1.52 percent of loans at December 31, 2004, and a lower 1.39 percent at June 30, 2009. Athens Federal's allowance for loan losses to nonperforming loans was 2,285.64 percent at December 31, 2004, and a lower 345.04 percent at June 30, 2009.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal years of 2007 and 2008 and the six months ended June 30, 2009. In fiscal year 2007, net interest income increased $858,000, due to an increase in interest income of $2,682,000, reduced by a $1,824,000 increase in interest expense. The increase in interest income was due to an increase due to volume of $1,274,000, accented by an increase due to rate of $1,408,000. The increase in interest expense was due to a $813,000 increase due to volume, accented by a $1,011,000 increase due to rate.

In fiscal year 2008, net interest income increased $90,000, due to an increase in interest income of $122,000, reduced by an increase in interest expense of $32,000. The increase in interest income was due to an increase due to volume of $1,677,000, reduced by a decrease due

Income and Expense (cont.)

to rate of $1,555,000. The increase in interest expense was due to a $688,000 increase due to volume, reduced by a $656,000 decrease due to rate.

For the six months ended June 30, 2009, net interest income increased $347,000, due to a decrease in interest income of $325,000, offset by a larger $672,000 decrease in interest expense. The decrease in interest income was due to a decrease due to rate of $837,000, reduced by an increase due to volume of $512,000. The decrease in interest expense was due to an $805,000 decrease due to rate, reduced by a $133,000 increase due to volume.

YIELDS AND COSTS

The overview of yield and cost trends for the fiscal years ended December 31, 2006, 2007 and 2008, the six months ended June 30, 2008 and 2009, and at June 30, 2009, can be seen in Exhibit 10, which offers a summary of yields on interest-earning assets and costs of interest-bearing liabilities.

Athens Federal's weighted average yield on its loan portfolio increased 51 basis points from fiscal year 2006 to 2007, from 7.67 percent to 8.18 percent, then decreased 72 basis points from fiscal 2007 to 2008, from 8.18 percent to 7.46 percent and then decreased 45 basis points to 7.01 percent for the six months ended June 30, 2009. The yield on investment securities increased 35 basis points from fiscal year 2006 to 2007, from 4.16 percent to 4.51 percent, then decreased 5 basis points from fiscal year 2007 to 2008, from 4.51 percent to 4.46 percent, and then decreased 4 basis points to 4.42 percent for the six months ended June 30, 2009. The yield on mortgage-backed securities increased 82 basis points from fiscal year 2006 to 2007, from 4.0 percent to 4.82 percent, then increased 24 basis points from fiscal year 2007 to 2008, from 4.82 percent to 5.04 percent, and then decreased 7 basis points to 4.97 percent for the six months ended June 30, 2009. The yield on interest-bearing deposits increased 172 basis points from fiscal year 2006 to 2007, from 3.15 percent to 4.87 percent, then decreased 227 basis points from fiscal year 2007 to 2008, from 4.87 percent to 2.60 percent, and then decreased 134 basis points to 1.26 percent for the six months ended June 30, 2009. The combined weighted average yield on all interest-earning assets increased 53 basis points to 7.47 percent from fiscal year 2006 to 2007, then decreased 58 basis points from fiscal year 2007 to 2008, to 6.89 percent and then decreased 36 basis points to 6.53 percent for the six months ended June 30, 2009.

Athens Federal's weighted average cost of interest-bearing liabilities increased 56 basis points to 3.71 percent from fiscal year 2006 to 2007, which was greater than the Bank's 53 basis point increase in yield, resulting in a decrease in the Bank's net interest rate spread of 3 basis points from 3.79 percent to 3.76 percent from 2006 to 2007. The Bank's net interest margin decreased from 4.07 percent in fiscal year 2006 to 4.03 percent in fiscal year 2007, representing a decrease of 4 basis points. The Bank's cost of funds decreased 33 basis points to 3.38 percent

Yields and Costs (cont.)

compared to a 58 basis point decrease in the Bank's yield on earning assets in fiscal 2008. As a result, the Bank's net interest rate spread decreased 25 basis points to 3.51 percent, and the Bank's net interest margin decreased 29 basis points to 3.74 percent in fiscal 2008. In the six months ended June 30, 2009, the Bank's net interest rate spread increased 20 basis points to 3.71 percent, and the Bank's net interest margin increased 18 basis points to 3.92 percent. At June 30, 2009, the Bank's net interest rate spread was a higher 3.77 percent.

INTEREST RATE SENSITIVITY

Athens Federal monitors its interest rate sensitivity position and has focused on maintaining a moderate level of interest rate risk exposure. Athens Federal has a larger share of adjustable-rate loans to reduce its interest rate risk exposure. Athens Federal recognizes the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and net portfolio value of equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative to liabilities commonly referred to as an institution's "gap." The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in net portfolio value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to minimize their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance.

The Bank measures its interest rate risk through the use of its net portfolio ("NPV") of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheets contracts. The NPV for the Bank is calculated on a quarterly basis by the OTS, showing the Bank's NPV to asset ratio and the change in the NPV ratio for the Bank under rising and falling interest rates. Such changes in NPV ratio under changing rates are reflective of the Bank's interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, investment maturities, deposit maturities and deposit withdrawals.

Exhibit 11 provides the Bank's NPV levels and ratios as of June 30, 2009, based on OTS' calculations and the changes in the Bank's NPV levels under rising and declining interest rates. The focus of this exposure table is a 200 basis point rise in interest rates and a 100 basis point decrease in interest rates.

The Bank's percentage change in its NPV level at June 30, 2009, based on a rise in interest rates of 100 basis points was a 2.0 percent increase, representing a dollar increase in equity value of $752,000. In contrast, based on a decline in interest rates of 100 basis points, the Bank's NPV level was estimated to decrease 4.0 percent or $1,283,000 at June 30, 2009. The Bank's exposure indicates a 3.0 percent increase based on a 200 basis point rise in interest rates, representing a dollar increase of $1,017,000.

The Bank's post shock NPV to asset ratio based on a 200 basis point rise in interest rates is 13.16 percent and indicates a 53 basis point increase from its 12.63 percent ratio based on no change in interest rates.

The Bank is aware of its minimal interest rate risk exposure under rapidly rising rates and minimal exposure under falling rates. The Bank plans to maintain its balance and share of adjustable-rate commercial real estate loans as well as one-year and three-year ARM loans. The Bank will focus on increasing its post shock NPV ratio, recognizing the planned stock offering will immediately strengthen the Bank's post shock NPV ratio.

LENDING ACTIVITIES

Athens Federal has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings, nonresidential loans, construction loans, multi-family loans, consumer and home equity loans and commercial business loans. Exhibit 12 provides a summary of Athens Federal's loan portfolio, by loan type, at December 31, 2004, 2005, 2006, 2007 and 2008, and at June 30, 2009.

The primary and predominant loan type for Athens Federal has been residential loans secured by one- to four-family dwellings, representing a moderate 39.5 percent of the Bank's gross loans as of June 30, 2009. The share of this loan type has decreased from 48.9 percent at December 31, 2004, but increased from 37.6 percent at December 31, 2008. The second largest real estate loan type as of June 30, 2009, was nonresidential loans, which constituted a moderate 18.5 percent of gross loans compared to 16.7 percent as of December 31, 2004, and 16.1 percent as of December 31, 2008. The third largest real estate loan category as of June 30, 2009, was land loans, which represented a modest 8.7 percent of gross loans compared to a lesser 5.6 percent as of December 31, 2004. The fourth largest real estate loan type as of June 30, 2009, was multi-family loans, which represented 7.5 percent of total loans compared to 0.8 percent at December 31, 2004. These four real estate loan categories represented a strong 74.2 percent of gross loans at June 30, 2009, compared to a smaller 72.0 percent of gross loans at December 31, 2004, and a smaller 64.7 percent at December 31, 2008.

Nonmortgage consumer loans, which include home equity loans and lines of credit, represented a moderate 13.2 percent of gross loans at June 30, 2009, compared to 17.8 percent at December 31, 2004, and a slightly larger 13.8 percent at December 31, 2008. The Bank's consumer loans include automobile loans, home equity loans, boat loans, recreational vehicle loans, savings account loans and secured and unsecured personal loans.

Commercial loans represented a modest 6.2 percent of gross loans at June 30, 2009, compared to 6.6 percent at December 31, 2004, and 7.3 percent at December 31, 2008. The Bank's overall mix of loans has changed moderately from December 31, 2004, to June 30, 2009, with the share of one- to four-family loans decreasing, offset by increases in multi-family loans, construction loans and land loans.

The focus of Athens Federal's residential mortgage loan activity is on properties located in Athens Federal's primary market area of McMinn, Meigs, Monroe, Polk and Bradley Counties. The Bank offers fixed-rate residential mortgage loans and adjustable-rate residential mortgage loans. Fixed-rate residential mortgage loans have a maximum term of 30 years with most originations today having terms of 15 years, 20 years or 30 years. The Bank's fixed-rate residential mortgage loans conform to FHLMC underwriting standards. The Bank's ARM residential loans have initial terms of one year, three years or five years. The Bank also has balloon loans with terms of three years, five years and seven years and amortization periods of fifteen years and thirty years.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80.0 percent at Athens Federal, even though the Bank is permitted to make loans up to a 90.0 percent loan-to-value ratio for first mortgage loans on owner-occupied one- to four-family dwellings, including construction loans of the same type. While the Bank does make loans up to 90.0 percent of loan-to-value, the Bank may require private mortgage insurance for the amount in excess of the 80.0 percent loan-to-value ratio.

Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Bank also requires an escrow account for insurance and taxes on most loans.

Athens Federal has also been an originator of fixed-rate and adjustable-rate nonresidential loans and multi-family loans in the past and will continue to make multi-family and nonresidential loans. As previously indicated, the Bank had a combined total of $50.8 million in nonresidential

Lending Activities (cont.)

and multi-family loans at June 30, 2009, representing 26.0 percent of gross loans, compared to a lesser $21.4 million or 17.5 percent of gross loans at December 31, 2004. The major portion of nonresidential and multi-family loans are secured by apartment buildings, small retail establishments, churches, farms and small office buildings, and other owner-occupied properties used for business. The multi-family and nonresidential loans are fully amortizing with a term of up to 20 years. The maximum loan-to-value ratio does not exceed 75.0 percent.

The Bank has become more active in construction loans, including residential, nonresidential and multi-family construction loans. The Bank had $12.4 million in construction loans at June 30, 2009, with 64.5 percent of construction loans being residential construction loans and 34.7 percent being multi-family construction loans. The Bank has also become more active in land loans, which totaled $17.0 million and represented 8.7 percent of loans. These loans increased a moderate $10.9 million from December 31, 2008, to June 30, 2009.

The Bank also originates home equity loans and home equity lines of credit. Home equity loans normally have a term of 5 years. Home equity lines of credit have an adjustable interest rate equal to one percentage point above the prime rate published by *The Wall Street Journal* and a loan-to-value ratio of no more than 90.0 percent of value. Home equity lines of credit have a term of up to five years and totaled $14.8 million at June 30, 2009..

Athens Federal is an originator of other consumer loans, with all consumer loans, including home equity loans, totaling $25.8 million at June 30, 2009, representing 13.2 percent of gross loans. The focus of the Bank's other consumer loans is automobile loans, farm equipment loans, boat loans, recreational vehicle loans, savings account loans and secured and unsecured personal loans.

Exhibit 13 provides a loan maturity schedule and breakdown and summary of Athens Federal's loans by fixed or adjustable-rate, indicating a predominance of fixed-rate loans. It should be noted, however, that a significant share of the loans classified as having fixed rates are

Lending Activities (cont.)

residential mortgage loans with longer contractual maturities. At June 30, 2009, the Bank had a moderate 23.1 percent of its loans due on or before June 30, 2010, or in one year or less, with a strong 57.7 percent due by June 30, 2014, in one to five years. Athens Federal had a strong 65.1 percent of loans in adjustable-rate loans and 34.9 percent in fixed-rate loans at June 30, 2009.

As indicated in Exhibit 14, Athens Federal experienced a moderate increase in its nonresidential loan originations and total loan originations from fiscal year 2006 to 2008 with modest activity in loans purchased and loans sold. Total loan originations in fiscal year 2006 were $89.8 million compared to a larger $94.6 million in fiscal year 2008, reflective of a large increase in consumer loans and moderate increases in residential, nonresidential and land loans originated. Consumer loans originated increased from $11.3 million to $22.7 million, while residential loans originated decreased from $26.9 million to $20.6 million, nonresidential loans originated increased from $8.8 million to $9.7 million and land loans decreased from $5.0 million to $4.0 million in originations. The increase in consumer loan originations from 2006 to 2008 of $11.4 million represented 237.5 percent of the $4.8 million aggregate increase in total loan originations from 2006 to 2008, due to the decrease in residential loan originations, which decreased $6.3 million.

The Bank also had loan purchases of $1.0 million in 2006, $4.6 million in 2007 and $1.0 million in 2008.

Overall, loan originations and purchases exceeded principal payments, loan sales and other reductions in fiscal 2006, 2007 and 2008. In fiscal 2006, loan originations and purchases exceeded reductions by $19.0 million, exceeded reductions by $21.6 million in fiscal 2007 and exceeded reductions by $18.5 million in 2008.

During the six months ended June 30, 2009, loan originations totaled $34.4 million compared to $48.6 million in the six months ended June 30, 2008. Loan originations and purchases fell short of principal repayments and loan sales by $4.6 million for the six months ended June 30, 2009, compared to exceeding them by $3.8 million for the six months ended June 30, 2008.

NONPERFORMING ASSETS

Athens Federal understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets, including real estate owned. The quality of assets has been a key concern to financial institutions through many regions of the country. A number of financial institutions have been confronted with rapid increases in their nonperforming assets in 2008 and 2009 and have been forced to recognize significant losses, setting aside major valuation allowances.

A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including nonresidential loans, construction loans and nonowner-occupied single-family loans. Athens Federal experienced a moderate increase in nonperforming assets from December 31, 2004, to June 30, 2009.

It is normal procedure for Athens Federal's board to review all delinquent loans on a monthly basis, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent 15 days, the Bank sends a notice to the borrower. If the borrower remains delinquent for 30 days, a formal letter is sent to the borrower.

If the loan remains delinquent 60 days or more, the borrower may be sent a letter from the Bank's attorney, and collection proceedings may commence. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan is generally sold at foreclosure.

Nonperforming Assets (cont.)

Exhibit 15 provides a summary of Athens Federal's delinquent loans at December 31, 2006, 2007 and 2008, and at June 30, 2009. Delinquent loans include loans 30 to 89 days past due and loans 90 days or more past due. The Bank had $490,000 in delinquent loans at June 30, 2009, compared to a larger $785,000 at December 31, 2006. The delinquent loans included 97.6 percent in loans 30 to 89 days past due at June 30, 2009, compared to a similar 94.5 percent at December 31, 2006. The delinquent loans consisted of $247,000 in residential real estate loans, $21,000 in nonresidential loans, $21,000 in commercial business loans and $189,000 in consumer loans at June 30, 2009.

Exhibit 16 provides a summary of Athens Federal's nonperforming assets at December 31, 2004, to 2008 and at June 30, 2009. Nonperforming assets are defined as loans 90 days or more past due, nonaccruing loans and real estate owned. The Bank also had troubled debt restructurings. The Bank carried lower balances of nonperforming assets at December 31, 2004 through 2007, than at December 31, 2008 and June 30, 2009. Athens Federal's nonperforming assets were $4,428,000 at December 31, 2008, and a lower $1,076,000 at June 30, 2009, which represented 1.76 percent of assets at December 31, 2008, and 0.44 percent at June 30, 2009. The Bank's nonperforming assets plus troubled debt restructurings totaled $4,695,000 at December 31, 2008, and $2,254,000 at June 30, 2009, which represented 1.87 percent of assets at December 31, 2008, and 0.93 percent at June 30, 2009. The Bank's nonperforming assets and troubled debt restructuring included $787,000 in nonaccrual loans, $12,000 in loans 90 days or more past due, $252,000 in real estate owned, $25,000 in other nonperforming assets and $1,178,000 in troubled debt restructurings at June 30, 2009, and $4,139,000 in nonaccrual loans, $33,000 in loans 90 days or more past due, $230,000 in real estate owned, $26,000 in other nonperforming assets and $267,000 in troubled debt restructurings at December 31, 2008.

Athens Federal's classified assets were greater than its nonperforming assets at December 31, 2006, 2007 and 2008, and at June 30, 2009, and also greater than its nonperforming assets and troubled debt restructurings. The classified assets include loans classified as substandard, doubtful and loss and do not include loans classified as special mention. The Bank's

Nonperforming Assets (cont.)

classified assets were 0.69 percent of assets at December 31, 2006, 2.61 percent at December 31, 2008, and 1.85 percent at June 30, 2009, as indicated in Exhibit 17. The Bank's classified assets consisted primarily of substandard assets, with no assets classified as doubtful and $734,000, $47,000, $34,000 and $37,000 classified as loss at December 31, 2006, 2007 and 2008, and June 30, 2009, respectively.

Exhibit 18 shows Athens Federal's allowance for loan losses at December 31, 2004 through 2008, and at June 30, 2009, indicating the activity and the resulting balances. Athens Federal indicated a moderate increase in its balance of allowance for loan losses from $1,895,000 at December 31, 2004, to $2,758,000 at June 30, 2009. The Bank had provisions for loan losses of $267,000 in 2004, $341,000 in 2005, $704,000 in 2006, $443,000 in fiscal 2007, $761,000 in fiscal 2008, and $118,000 in the six months ended June 30, 2009.

The Bank had net charge-offs of $202,000 in fiscal 2004, $177,000 in 2005, $189,000 in fiscal 2006, $481,000 in fiscal 2007, $214,000 in fiscal 2008 and $443,000 during the six months ended June 30, 2009. The Bank's ratio of allowance for loan losses to gross loans was 1.52 percent at December 31, 2004, and a lesser 1.39 percent at June 30, 2009. Allowance for loan losses to nonperforming loans was 2,285.64 percent at December 31, 2004, and a lesser 345.04 percent at June 30, 2009. Allowance for loan losses to nonperforming assets and troubled debt restructurings was 555.72 percent at December 31, 2004, and a lesser 122.36 percent at June 30, 2009.

INVESTMENTS

The Bank's investment and securities portfolio, excluding interest-bearing deposits, has been comprised of U.S. government and federal agency obligations, municipal securities, debt securities, FHLB stock and mortgage-backed securities. Exhibit 19 provides a summary of Athens Federal's investment portfolio and mortgage-backed securities at December 31, 2006,

Investments (cont.)

2007 and 2008, and at June 30, 2009. Investment securities, including mortgage-backed securities, totaled $25.5 million at June 30, 2009, compared to $27.5 million at December 31, 2006, and $33.4 million at December 31, 2008. The Bank had $12.6 million in mortgage-backed securities at June 30, 2009, and a smaller balance of $8.5 million at December 31, 2006, and $14.6 million at December 31, 2008.

The primary component of the Bank's investments at June 30, 2009, was mortgage-backed securities, representing 49.6 percent of total investments, compared to a lesser 43.7 percent at December 31, 2008, and a lesser 30.9 percent at December 31, 2006, when U.S. government agencies were the primary component of securities and represented 32.6 percent of investments. The Bank also had cash and interest-bearing deposits totaling $10.7 million at June 30, 2009, compared to a larger $14.0 million at December 31, 2006. The Bank had $2.9 million in FHLB stock at June 30, 2009. The weighted average yield on investment securities was 5.18 percent at June 30, 2009, and a lower 4.16 percent yield on investment securities for the year ended December 31, 2006.

DEPOSIT ACTIVITIES

The mix of deposits by type at December 31, 2006, 2007 and 2008, and at June 30, 2009, is provided in Exhibit 20. There has been a relatively strong increase in the Bank's total deposits but only a modest change in the deposit mix during that thirty month period. Total deposits increased from $171.2 million at December 31, 2006, to $206.5 million at December 31, 2008, followed by a decrease to $202.9 million at June 30, 2009, representing a net thirty month increase of $31.7 million or 18.5 percent and an annualized increase of 7.4 percent. Certificates of deposits increased from $103.6 million at December 31, 2006, to $114.9 million at June 30, 2009, representing an increase of $11.3 million or 10.9 percent, while savings, MMDA, demand and checking accounts increased $20.4 million or 30.3 percent from $67.6 million at December 31, 2006, to $88.0 million at June 30, 2009.

Deposit Activities (cont.)

The Bank's share of certificates of deposit to total deposits experienced a decrease from 60.5 percent of deposits at December 31, 2006, to a modestly lower 56.6 percent of deposits at June 30, 2009, offset by an increase in the share of savings, MMDA, demand and checking accounts, which increased from 39.5 percent at December 31, 2006, to 43.4 percent at June 30, 2009.

The deposit category experiencing the strongest growth in dollars from December 31, 2006, to June 30, 2009, was money market accounts, which increased $16.0 million during that time period; and the category experiencing the second largest increase from December 31, 2006, to June 30, 2009, was certificates of deposit, which increased $11.3 million.

Exhibit 20 provides a breakdown of certificates of deposit by rate and maturity at June 30, 2009, and also at December 31, 2008. The Bank had a moderate $115.0 million in certificates of deposit, representing 56.6 percent of total deposits at June 30, 2009. The Bank had $70.4 million in certificates of deposit maturing in one year or less, representing 61.3 percent of certificates of deposit with $19.1 million or 16.6 percent maturing in one to two years.

The largest category of certificates of deposit based on rate at December 31, 2008, was the 4.01 percent to 5.00 percent rate category, with 32.3 percent of certificates of deposit and remaining at this category at June 30, 2009, with a lesser 29.1 percent of certificates of deposit (reference Exhibit 21).

Exhibit 22 shows the Bank's deposit activity for the three years ended December 31, 2006, 2007 and 2008, and for the six months ended June 30, 2008 and 2009. Including interest credited, Athens Federal experienced net increases in deposits in fiscal years 2006, 2007, and 2008 and for the six months ended June 30, 2008, with a decrease in deposits in the six months ended June 30, 2009. In fiscal year 2006, there was a net increase in deposits of $17,034,000, then a net increase of $26,411,000 in 2007, and then a net increase of $9,150,000 in 2008. In the six months ended June 30, 2009, deposits decreased $3,574,000.

BORROWINGS

As indicated in Exhibit 23, Athens Federal has made regular use of FHLB advances in the years ended December 31, 2006, 2007 and 2008, and during the six months ended June 30, 2009. The Bank had total FHLB advances of $10.4 million at June 30, 2009, with a weighted cost of 3.67 percent and securities sold under agreement to repurchase of $972,000 with a weighted cost of 0.81 percent, with outstanding FHLB balances of $15.6 million at December 31, 2006, and $16.3 million at December 31, 2008, and securities sold under agreements to repurchase of $1.7 million at December 31, 2006, and $912,000 at December 31, 2008.

SUBSIDIARIES

Athens Federal has two direct subsidiary corporations, Southland Finance, Inc., and Ti-Serv, Inc., and one indirect subsidiary, Valley Title Services, LLC. The Bank has a $1.5 million investment in Southland Finance, Inc., and a $1.8 million investment in TiServ, Inc. Southland Finance is a consumer finance loan company. TiServ, Inc., holds stock in a credit reinsurance company and is the holding company for Valley Title Services, LLC, a title insurance company which also conducts business under the names Sweetwater Valley Title and Title Company of Monroe County.

OFFICE PROPERTIES

Athens Federal had seven offices at June 30, 2009, five of which are owned by the Bank and two leased by the Bank (reference Exhibit 24). The Bank's home office and one branch are located in Athens, with two offices in Cleveland, and single offices in Etowah, Madisonville and Sweetwater. At June 30, 2009, the Bank's investment in these office premises and equipment totaled $3.3 million, net of depreciation, or 1.4 percent of total assets.

MANAGEMENT

The president and chief executive officer of Athens Federal is Jeffrey L. Cunningham, who is also a director. Mr. Cunningham became president and chief executive officer in March 2000, having previously served the Bank as a director since 1993. Mr. Michael R. Hutsell is vice president and chief operating officer of the Bank and has worked with the Bank since 1998. He previously worked with a division of Washington Mutual Bank as vice president and as branch manager in the consumer finance division. Mr. Ross A. Millsaps is vice president and chief credit officer, a position he has held since 2006. Prior to joining Athens Federal, Mr. Millsaps was employed with the OTS for almost five years as a bank examiner and prior to that worked for Bank First, Lenoir City, Tennessee, as vice president and branch manager. Mr. Jay Legett, Jr., is president of the Cleveland City Division, a position he has held since 2006. Mr. Legett is also in charge of lending in the Cleveland city market and has over twenty years banking experience in commercial credit analysis, commercial banking and cash management. Mr. Christopher O. Adams is vice president in charge of deposit operations and has served in this position since 2006. Mr. Adams joined the Bank in 2001 and was previously in charge of marketing and public relations for the Bank. Ms. Amy C. Goodin is vice president in charge of compliance and serves as the Bank's compliance officer. Ms. Goodin joined the Bank in 2000, serving as corporate secretary and assistant vice president and manager of the human resources department, and then in 2005, she became vice president and compliance officer. Ms. Grace L. Johnson is vice president and controller for the Bank, positions she has held since 2005. Prior to joining the Bank, Ms. Johnson was vice president and cashier with Benton Banking Company, Benton, Tennessee.

II. DESCRIPTION OF PRIMARY MARKET AREA

Athens Federal's market area encompasses Bradley, McMinn, Meigs, Monroe and Polk Counties in Tennessee. The Bank has two offices and a lending office in Athens, two offices in Cleveland and one office each in Etowah, Madisonville and Sweetwater.

Exhibit 26 provides a summary of key demographic data and trends for Bradley, McMinn, Meigs, Monroe and Polk Counties, Tennessee and the United States. From 1990 to 2000, population increased the most in Meigs County, by 38.0 percent, but also increased in Bradley, McMinn, Monroe and Polk Counties, Tennessee and the United States by 19.3 percent, 15.6 percent, 27.6 percent, 17.6 percent, 16.7 percent and 13.2 percent, respectively. From 2000 to 2008, population continued to increase, by 9.2 percent, 6.0 percent, 9.6 percent, 14.7 percent, 1.3 percent, 9.8 percent and 9.9 percent in Bradley, McMinn, Meigs, Monroe and Polk Counties, Tennessee and the United States, respectively. Projections indicate that population will continue to increase in most areas through 2013. The population in Bradley County is projected to increase by 5.4 percent, with projected 2.8 percent, 5.2 percent and 10.2 percent growth in population in McMinn, Meigs and Monroe Counties, and 6.1 percent and 6.3 percent growth in Tennessee and the United States, respectively. Polk County is projected to have a slight decrease of 0.1 percent in population through 2013.

From 1990 to 2000, the number of households increased in Bradley County by 24.2 percent, in McMinn County by 20.6 percent, in Meigs County by a strong 43.7 percent, in Monroe County by 34.9 percent, in Polk County by 26.6 percent, in Tennessee by 20.5 percent and in the United States by 14.7 percent. The trend in household growth from 2000 to 2008 indicates an increase in Bradley County of 12.6 percent, in McMinn County of 8.2 percent, in Meigs, Monroe and Polk Counties of 11.8 percent, 17.7 percent and 4.9 percent, in Tennessee by 11.7 percent, and in the United States by 12.2 percent. From 2008 through the year 2013, households are projected to increase by 6.4 percent, 3.6 percent, 6.0 percent, 11.3 percent, 1.2 percent, 6.7 percent and 4.7 percent in Bradley, McMinn, Meigs, Monroe and Polk Counties, Tennessee and the United States, respectively.

Description of Primary Market Area (cont.)

With regard to income, in 1990, Bradley, McMinn, Meigs, Monroe and Polk Counties, Tennessee and the United States, had per capita income of $11,768, $10,508, $9,237, $9,080, $9,311, $12,255 and $14,420, respectively. From 1990 to 2000, per capita income increased in all areas. Bradley County's per capita income increased from 1990 to 2000 by 53.9 percent to $18,108. Per capita income increased by 59.2 percent, 57.5 percent, 64.7 percent, 72.1 percent, 58.2 percent and 49.7 percent in McMinn County, Meigs County, Monroe County, Polk County, Tennessee and the United States to rates of $16,725, $14,551, $14,951, $16,025, $19,393 and $21,587, respectively. From 2000 to 2008, per capita income continued to increase by 28.7 percent, 24.2 percent, 22.1 percent, 25.2 percent, 26.6 percent 31.7 percent and 30.4 percent to $23,303, $20,768, $17,764, $18,721, $20,283, $25,536 and $28,151 in Bradley, McMinn, Meigs, Monroe and Polk Counties, Tennessee and the United States, respectively, with all county and state levels remaining below the national level of per capita income.

The 1990 median household income of $25,678 in Bradley County was higher than the other four counties of McMinn, Meigs, Monroe and Polk at 1990 median household levels of $21,901, $20,181, $19,932 and $21,663, respectively. Median household income in Tennessee was $24,807 and all were much lower than the median household income of $30,056 in the United States. From 1990 to 2000, median household income increased in all areas, with Bradley County indicating a 36.4 percent increase to $35,034, McMinn, Meigs, Monroe and Polk Counties indicating increases of 45.7 percent, 45.5 percent, 52.2 percent and 36.8 percent, respectively, to median household income levels of $31,919, $29,354, $30,337 and $29,643, respectively, with Tennessee indicating a 46.6 percent increase to $36,360, and the United States indicating a 39.7 percent increase to $41,994. From 2000 to 2008, median household income in Bradley County increased by 27.1 percent to $44,519. McMinn, Meigs, Monroe and Polk Counties had increases in median household income in 2008 of 26.7 percent, 23.6 percent, 23,6 percent and 24.7 percent, respectively, to $ 40,434, $36,290, $37,491 and $36,952, respectively. Tennessee's median household income grew 31.4 percent to $47,768, and the United States' increase was 30.4 percent to $54,749 from 2000 to 2008. From 2008 to 2013, median household income is projected to increase by 17.8 percent in Bradley County to $52,432, by 16.4 percent in McMinn County to $47,074, by 12.3 percent in Meigs County to $40,748, by 12.5 percent in Monroe County to $42,192, by 11.8 percent in Polk County to $41,309, by 19.9 percent in Tennessee to $57,268, and by 17.0 percent in the United States to a still much higher $64,042.

Exhibit 27 provides a summary of key housing data for Bradley, McMinn, Meigs, Monroe and Polk Counties, Tennessee and the United States. In 1990, Bradley County had a 68.8 percent owner-occupancy rate. McMinn, Meigs, Monroe and Polk Counties, Tennessee and the United States had owner-occupancy rates of 76.1 percent, 80.0 percent, 79.7 percent, 82.9 percent, 68.0 percent and 64.2 percent, respectively. As a result, Meigs, Monroe and Polk Counties, with higher owner-occupancy rates, supported lower rates of renter-occupied housing of 20.0 percent, 20.3 percent and 17.1 percent, respectively, compared to 31.2 percent in Bradley County, 23.9 percent in McMinn County, 32.0 percent in Tennessee and 35.8 percent in the United States. In 2000, owner-occupied housing decreased slightly to 68.6 percent in Bradley County, decreased to 75.7 percent in McMinn County, decreased to 78.3 percent in Monroe County, decreased to 80.8 percent in Polk County, increased to 81.9 percent in Meigs County and increased to 69.9 percent in Tennessee and 66.2 percent in the United States. Conversely, the renter-occupied rates increased in Bradley, McMinn, Monroe and Polk Counties to 31.4 percent, 24.3 percent, 21.7 percent and 19.2 percent, respectively, and renter-occupied rates decreased in Meigs County, Tennessee and the United States to 18.1 percent, 30.1 percent and 33.8 percent, respectively.

All five market area counties had 1990 median housing values lower than both state and national values at $55,000, $44,700, $42,900, $40,700 and $37,700 in Bradley, McMinn, Meigs, Monroe and Polk Counties, respectively, with 1990 values of $58,000 in Tennessee and $78,500 in the United States. The 1990 median rent in Bradley County was a higher $329 compared to McMinn County at $269, Meigs County at $268, Monroe County at $265 and Polk County at $258, with Tennessee and the United States at higher levels of $347 and $374, respectively. By 2000, median housing values had increased in all counties, Tennessee and the United States to values of $91,700 in Bradley County, $80,300 in McMinn County, $87,200 in Meigs County,

Description of Primary Market Area (cont.)

$79,400 in Monroe County $72,100 in Polk County, $93,000 in Tennessee and $119,600 in the United States. The 2000 median rents were $455 in Bradley County, $409 in McMinn County, $365 in Meigs County, $396 in Monroe County, $345 in Polk County, $505 in Tennessee and a much higher $602 in the United States.

In 1990, the major source of employment in all five counties was the manufacturing sector, providing 38.6 percent of employment in Bradley County, 40.7 percent of employment in McMinn County, 33.8 percent in Meigs County, 39.7 percent in Monroe County and 44.8 percent in Polk County while the services sector was the largest employment area in both Tennessee and the United States at 33.5 percent and 34.0 percent, respectively (reference Exhibit 28). The services sector was the second major employment source in Bradley County at 28.3 percent, McMinn County at 22.5 percent, in Meigs County at 20.3 percent, in Monroe County at 21.9 percent and in Polk County at 21.0 percent, while the manufacturing sector was the second largest employer in Tennessee with 23.3 percent of employment and the wholesale/retail trade sector, at 27.5 percent, was the second largest employer in the United States. The wholesale/retail sector was the third largest major employer in all five counties and also the third largest employer in Tennessee with 17.8 percent, 16.9 percent, 17.3 percent, 16.1 percent 13,3 percent and 21.4 percent of employment for Bradley, McMinn, Meigs, Monroe and Polk Counties and Tennessee, respectively. In the United States, the manufacturing sector at 19.2 percent was the third largest employment area. The construction, finance, insurance and real estate, transportation/utilities, and agriculture/mining sectors combined to provide 15.3 percent of employment in Bradley County, 19.9 percent of employment in McMinn County, 28.6 percent of employment in Meigs County, 22.3 percent of employment in Monroe County, 20.9 percent of employment in Polk County, 21.8 percent of employment in Tennessee and 19.3 percent in the United States.

In 2000, the manufacturing industry, services industry and wholesale/retail industry provided the first, second and third highest sources of employment, respectively, for four of the five counties, with the services, manufacturing industries and wholesale/retail industry providing the first, second and third highest sources of employment in Tennessee and the services, wholesale/retail and manufacturing industries providing the first second and third highest sources of employment in the United States. The manufacturing industry accounted for 28.9 percent, 35.5 percent, 33.2 percent, 36.8 percent, 36.3 percent, 18.9 percent and 14.1 percent in Bradley, McMinn, Meigs, Monroe and Polk Counties, Tennessee and the United States, respectively. The services industry provided for 37.5 percent, 31.4 percent, 31.4 percent, 30.5 percent, 27.7 percent, 42.3 percent and 46.7 percent in Bradley, McMinn, Meigs, Monroe and Polk Counties, Tennessee and the United States, respectively. The wholesale/retail trade sector provided 15.1 percent, 13.0 percent, 12.2 percent, 11.9 percent, 13.7 percent, 15.6 percent and 15.3 percent of employment in Bradley, McMinn, Meigs, Monroe and Polk Counties, Tennessee and the United States, respectively. The remaining employment sectors of agriculture/mining, construction, transportation/utilities, information, and finance/insurance/real estate provided the remaining 18.4 percent, 20.2 percent, 35.3 percent, 21.0 percent and 22.4 percent in the five counties, and 23.2 percent and 23.9 percent of employment in Tennessee and the United States, respectively.

Some of the largest employers in the area are listed below.

Employer	Number of Employees	Type of Business
Whirlpool Corporation	1,260	Household cooking equipment
Peyton's Southeastern Division	950	Distributor for Kroger
Mars Snackfood U.S., LLC	800	Candy and cookies
TEKT Automotive TN	775	Automotive steering systems
Denso Manufacturing	700	Automotive
Johnson Controls	700	Automotive
Abitibi Bowater	600	Paper manufacturing
McMinn County Schools	550	Education
Cleveland Chair Company	525	Wood household furniture
Procter & Gamble - Duracell	525	Storage Batteries
Waupaca Foundry	525	Castings for transportation, agriculture and construction
Schering Plough	500	Sun care products, foot care products, OTS pharmaceuticals
Mayfield Dairy Farms	504	Dairy products
Commercial Vehicle Group	460	Truck and bus seats
Shaw Industries	425	Yarn spinning
Thomas and Betts	395	Switch boxes, outlets, extruded plastic channels

Description of Primary Market Area (cont.)

Employer	Number of Employees	Type of Business
Carlex Glass Company	382	Automotive glass
Mastercraft Boat Company	365	Pleasure and ski boats
Heil Trailer	350	Aluminum tank trailers

Unemployment rates are another key economic indicator. Exhibit 29 shows the unemployment rates in Bradley, McMinn, Meigs, Monroe and Polk Counties, Tennessee and the United States in 2005 through June of 2009. McMinn, Meigs, Monroe and Polk Counties have been generally characterized by higher unemployment rates compared to both Tennessee and the United States, while Bradley County has generally been lower than Tennessee's rates until 2008. In 2005, the five county average unemployment rate was 6.4 percent, compared to rates of 6.4 percent in Tennessee and 5.1 percent in the United States. In 2006, the five county unemployment rate decreased to 5.7 percent with Tennessee and the United States having lower 2006 unemployment rates of 4.8 and 4.6, respectively. In 2007, the unemployment rates in the five counties decreased slightly to an average of 5.6 percent while Tennessee's unemployment rate increased slightly to 5.1 percent. The United States' unemployment rate remained at 4.6 percent. In 2008, however, unemployment rates increased to a five county average of 7.9 percent, with increases to 5.6 percent in Tennessee and 5.8 percent in the United States. Through June of 2009, unemployment rates continued to rise to 10.0 percent, 14.9 percent, 15.3 percent, 18.6 percent and 12.7 percent in Bradley, McMinn, Meigs, Monroe and Polk Counties, an average of 14.3 percent, and increased to 11.1 percent and 9.7 percent in Tennessee and the United States, respectively.

Exhibit 30 provides deposit data for banks and thrifts in Bradley, McMinn, Meigs, Monroe and Polk Counties. At June 30, 2008, the most recent FDIC data available, Athens Federal's deposits represented 4.3 percent of the thrift deposits in the five counties and a smaller 1.9 percent of the total deposits in the five county area. It is evident from the size of the thrift and bank deposits that the market area has a large deposit base at $10.9 billion, of which $4.7 billion or 43.3 percent are thrift deposits. The Bank had no branches in Meigs or Polk Counties. Excluding those counties, the Bank had 64.2 percent of thrift deposits and 7.0 percent of total deposits in the three counties in which the Bank had branches.

Description of Primary Market Area (cont.)

Exhibit 31 provides interest rate data for each quarter for the years 2005 through June 30, 2009. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a rising trend in 2005 and 2006 and then a softening trend in 2007. Then rates indicated noticeable decrease in 2008 with the Treasury bill rate rising in early 2009.

SUMMARY

All five counties experienced increases in population and households from 1990 through 2000 but also indicated lower per capita income and median household income than both Tennessee and the United States. In 1990, the average median housing value in the four county area was $44,200, below Tennessee's $58,000 and the United States' $78,500. In 2000, all areas had increases in median housing values, with the five county area, at an average of $82,140, and Tennessee, at $93,000, still having lower housing levels than the national median.

McMinn, Meigs, Monroe and Polk Counties had higher unemployment rates compared to both Tennessee and that of the United States, with Bradley County having lower unemployment rates more in line with state and national levels. Finally, the five county area is a competitive financial institution market slightly dominated by banks with a total market area deposit base for banks and thrifts as of June 30, 2008, of $10.9 billion.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the "comparable group". This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the Midwest region and in Tennessee.

Exhibits 32 and 33 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 185 publicly-traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 32 and 33 also subclassify all thrifts by region, including the 54 publicly-traded Midwest thrifts ("Midwest thrifts") and the 5 publicly-traded thrifts in Tennessee ("Tennessee thrifts"), and by trading exchange. Exhibit 34 presents price trends for all full conversions completed between January 1, 2008, and August 19, 2009.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of Athens Federal as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution's operating

Introduction (cont.)

philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of Athens Federal's basic operation.

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction. As of August 19, 2009, no potential comparable group candidates had to be eliminated due to involvement in a merger/ acquisition transaction.

There are no pending merger/acquisition transactions involving thrift institutions in Athens Federal's city, county or market area, as indicated in Exhibit 35.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from conventional, publicly-traded companies. A further reason for the elimination of mutual holding companies as potential comparable group candidates relates to the presence of a mid-tier, publicly-traded holding company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among the considerably smaller universe of 76 publicly-traded mutual holding companies as well between those 76 entities and the larger universe of conventional, publicly-traded thrift institutions. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly-traded institutions. In our opinion it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 36 presents pricing ratios and Exhibit 37 presents key financial data and ratios for the 76 publicly-traded, FDIC-insured mutual holding companies in the United States. All thrift institutions that were potential comparable group candidates but were in the mutual holding company form were not considered.

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Association of Securities Dealers Automated Quotation System (NASDAQ). Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 261 publicly-traded, FDIC-insured institutions, including 76 mutual holding companies, 14 are traded on the New York Stock Exchange, 6 are traded on the American Stock Exchange and 137 are listed on NASDAQ, 72 are traded on the OTC Bulletin Board and 32 are listed in the Pink Sheets.

Asset Size (cont.)

range, compared to Athens Federal, with assets of approximately $243.0 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 38 and 39 show the 46 institutions considered as comparable group candidates after applying the general parameters, with the shaded lines denoting the institutions ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 38. The balance sheet ratios consist of the following:

1. Cash and investments to assets
2. Mortgage-backed securities to assets
3. One- to four-family loans to assets
4. Total net loans to assets
5. Total net loans and mortgage-backed securities to assets

6. Borrowed funds to assets
7. Equity to assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from Athens Federal with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from Athens Federal. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

The Bank's ratio of cash and investments, excluding mortgage-backed securities, to assets was 9.69 percent at June 30, 2009, and reflects Athens Federal's smaller share of investments compared to national and regional averages, and also lower than the average for Tennessee thrifts. The Bank's investments have consisted primarily of federal agency securities, municipal securities and deposits in other financial institutions and do not include mortgage-backed securities. At June 30, 2009, Athens Federal had a higher ratio of cash and investments to assets of 9.69 percent, following a modest increase from 8.91 percent at December 31, 2008, and more similar to its 9.38 percent at December 31, 2007. The dollar amount of the Bank's cash and investments increased from $21,604,000 at December 31, 2007, to $22,353,000 at December 31, 2008, and then increased to $23,548,000 at June 30, 2009.

It should be noted that, for the purposes of comparable group selection, Athens Federal's $2.9 million balance of Federal Home Loan Bank stock at June 30, 2009, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

Cash and Investments to Assets (cont.)

The parameter range for cash and investments is fairly broad due to Athens Federal's current average balance of cash and investments, related to the general volatility of this parameter and institutions' varying liquidity options and approaches, including the purchase of mortgage-backed and mortgage derivative securities. The range has been defined as 30.0 or less of assets, with a midpoint of 15.0 percent.

Mortgage-Backed Securities to Assets

At June 30, 2009, Athens Federal's ratio of mortgage-backed securities to assets was a lower 5.24 percent compared to the regional average of 7.82 percent and the national average of 11.28 percent for publicly-traded thrifts. The Bank's two most recent calendar year average was a modestly higher 5.65 percent, with Athens Federal's share of mortgage-backed securities remaining materially constant at 5.48 percent and 5.81 percent of assets at December 31, 2007 and 2008, respectively.

Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles, this parameter is also fairly broad at 30.0 percent or less of assets and a midpoint of 15.0 percent.

One- to Four-Family Loans to Assets

Athens Federal's lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, including construction loans, represented 41.1 percent of the Bank's assets at June 30, 2009, which is lower than the national average of 43.8 percent. The parameter for this characteristic requires any

One- to Four-Family Loans to Assets (cont.)

comparable group institution to have 60.0 percent or less of its assets in one- to four-family loans with a midpoint of 30.0 percent.

Total Net Loans to Assets

At June 30, 2009, Athens Federal had a higher 79.1 percent ratio of total net loans to assets and a similar two calendar year average of 77.9 percent, both being higher than the national average of 70.8 percent for publicly-traded thrifts. The Bank's current ratio is also higher than the regional average of 71.8 percent and the state average of 70.7 percent. The Bank's ratio of total net loans to assets has demonstrated a rising trend during the last four fiscal years, and continuing at June 30, 2009.

The parameter for the selection of the comparable group is from 50.0 percent to 90.0 percent with a midpoint of 70.0 percent. The wider range is due to the fact that, as the referenced national and regional averages indicate, many institutions hold a greater volume of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to Athens Federal.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, Athens Federal's shares of mortgage-backed securities to assets and total net loans to assets were 5.24 percent and 79.10 percent, respectively, for a combined share of 84.34 percent. Recognizing the industry and regional ratios of 82.1 percent and 79.6 percent, respectively, of net loans and mortgage-backed securities to assets, the parameter range for the comparable group in this category is 75.0 percent to 90.0 percent, with a midpoint of 82.5 percent.

Borrowed Funds to Assets

Athens Federal had $11.4 million or 4.67 percent of assets in borrowed funds at June 30, 2009, following a higher 6.9 percent ratio of borrowed funds to assets at December 31, 2008. At December 31, 2007, the Bank had borrowed funds of $6.7 million compared to $17.3 million or 8.2 percent of total assets at December 31, 2006.

The use of borrowed funds by some banks indicates an alternative to retail deposits and may provide a source of longer term funds. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds had increased, due to the greater competition for deposits and higher interest rates, resulting in an increase in borrowed funds by many banks as an alternative to higher cost and/or longer term certificates. Rising interest rates resulted in some moderation of borrowings in the banking industry, particularly among nonpublicly-traded banks. The ratio of borrowed funds to assets, therefore, does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits.

The range of borrowed funds to assets is 25.0 percent or less with a midpoint of 12.5 percent.

Equity to Assets

Athens Federal's equity to assets ratio was 10.42 percent at June 30, 2008, 9.65 percent at December 31, 2008, and 10.10 percent at December 31, 2007. After conversion, based on the midpoint value of $19.0 million, with approximately 50.0 percent of the net proceeds of the public offering going to the Bank, Athens Federal's equity is projected to stabilize in the area of 15.57 percent of assets. Based on that equity ratio, we have defined the equity ratio parameter to be 8.0 percent to 20.0 percent with a midpoint ratio of 14.0 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 39 presents five parameters identified as key indicators of Athens Federal's earnings performance and the basis for such performance both historically and during the four quarters ended June 30, 2009. The primary performance indicator is the Bank's return on average assets (ROAA). The second performance indicator is the Bank's return on average equity (ROAE). To measure the Bank's ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Bank is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to average assets. The final performance indicator is the Bank's ratio of operating expenses or noninterest expenses to average assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is the ROAA. For the twelve months ended June 30, 2009, Athens Federal's core ROAA was 0.75 percent based on core earnings after taxes of $1,837,000 and its net ROAA was also 0.70 percent based on net earnings of $1,729,000, as detailed in Item I of this Report. The Bank's core ROAA over its most recent two calendar years was 0.50 percent in 2007 and 0.45 percent in 2008.

Considering the historical and current earnings performance of Athens Federal, the range for the ROAA parameter based on core income has been defined as 1.00 percent or less with a midpoint of 0.50 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Bank's position. This parameter does not provide as much meaning for a recently converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the recently converted thrift and the inability to accurately reflect a mature ROAE for the recently converted thrift relative to other stock institutions.

Prior to the anticipated stock offering, the Bank's ROAE for the twelve months ended June 30, 2009, was 7.11 percent based on net income with a 7.55 percent core ROAE based on core income. The parameter range for the comparable group, based on core income, is 10.0 percent or less with a midpoint of 5.0 percent.

Net Interest Margin

Athens Federal had a net interest margin of 3.79 percent for the twelve months ended June 30, 2009, representing net interest income as a percentage of average interest-earning assets. The Bank's net interest margins in 2007 and 2008 were 4.03 percent and 3.74 percent, respectively, with a two calendar year average of 3.89 percent.

The parameter range for the selection of the comparable group is from a low of 2.50 percent to a high of 4.50 percent with a midpoint of 3.25 percent.

Operating Expenses to Assets

For the twelve months ended June 30, 2009, Athens Federal had a 4.19 percent ratio of operating expense to average assets. In 2007 and 2008, the Bank's expense ratios were a similar 4.64 percent and 4.18 percent, respectively. The Bank's current operating expense ratio remains

Operating Expenses to Assets (cont.)

considerably higher than the averages of 2.82 percent for publicly traded Midwest savings institutions and 2.72 percent for all publicly-traded savings institutions. For all FDIC-insured thrift institutions, the ratio of noninterest expense to average assets was a similar 2.78 percent for the twelve months ended June 30, 2009.

The operating expense to assets parameter for the selection of the comparable group is from a low of 2.50 percent to a high of 4.00 percent with a midpoint of 3.25 percent.

Noninterest Income to Assets

Compared to all publicly-traded thrifts, Athens Federal has historically experienced a considerably higher than average dependence on noninterest income as a source of additional income. The Bank's noninterest income was $4,465,000 or 1.83 percent of average assets for the twelve months ended June 30, 2009, compared to a lower 0.67 percent average for publicly-traded thrift institutions during that period. For the twelve months ended June 30, 2009, Midwest thrifts and Tennessee thrifts had ratios of 0.66 percent and 0.54 percent, respectively. The Bank's ratio of noninterest income to average assets was 1.75 percent in 2007 and 1.66 percent in 2008.

The range for this parameter for the selection of the comparable group is 1.50 percent of average assets or less, with a midpoint of 0.75 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 39. The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position similar to that of Athens Federal. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Assets

Athens Federal's ratio of nonperforming assets to assets was 0.44 percent, and its ratio of nonperforming assets and troubled debt restructurings to assets was 0.93 percent at June 30, 2009, which were lower than the national average of 2.85 percent for publicly-traded thrifts and 3.50 percent for Midwest thrifts. The Bank's ratio was 0.27 percent and 1.87 percent at December 31, 2007 and 2008, respectively, averaging 1.07 percent for those two calendar years.

The parameter range for nonperforming assets to assets has been defined as 1.50 percent of assets or less with a midpoint of 0.75 percent.

Repossessed Assets to Assets

Athens Federal had $252,000 in repossessed assets, representing 0.11 percent of assets at June 30, 2009, had no repossessed assets at December 31, 2007, and had $230,000 in repossessed assets or 0.09 percent of assets at December 31, 2008.

Repossessed Assets to Assets (cont.)

The range for the repossessed assets to total assets parameter is 1.00 percent of assets or less with a midpoint of 0.50 percent.

Loans Loss Reserves to Assets

Athens Federal had an allowance for loan losses of $2,758,000, representing a loan loss allowance to total assets ratio of 1.13 percent, at June 30, 2009, which is similar to its ratios of 1.10 percent at December 31, 2007, and 1.23 percent at December 31, 2008. For those two calendar years, the Bank's loan loss reserve averaged 1.17 percent of assets.

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.50 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 40 and 41. The comparable group institutions range in size from $189.0 million to $912.3 million with an average asset size of $531.6 million and have an average of 9.1 offices per institution. One of the comparable group institutions was converted in 1985, one in 1986, one in 1994, one in 1996, one in 1998, one in 1999, two in 2003, one in 2006 and one in 2007. All ten of the comparable group institutions are traded on NASDAQ and all are insured by the recently consolidated DIF. The comparable group institutions as a unit have a ratio of equity to assets of 12.03 percent, which is higher than all publicly-traded thrift institutions in the United States at 10.34 percent but 24.4 percent lower than the five publicly-traded thrift institutions in Tennessee, which averaged 15.92 percent. For their most recent four quarters, the comparable group indicated a

The Comparable Group (cont.)

core return on average assets of 0.61 percent, higher than all publicly-traded thrifts at 0.06 percent and higher than publicly-traded Tennessee thrifts at 0.08 percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of Athens Federal to all publicly-traded thrifts, to publicly-traded thrifts in the Midwest region and to Tennessee thrifts, as well as to the ten institutions constituting Athens Federal's comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 42 through 47.

As presented in Exhibits 43 and 44, at June 30, 2009, Athens Federal's total equity of 10.42 percent of assets was lower than the 12.03 percent for the comparable group, the 10.34 percent for all thrifts, the 9.86 percent for Midwest thrifts and the 15.92 percent ratio for the five Tennessee thrifts. The Bank had a 79.10 percent share of net loans in its asset mix, higher than the comparable group at 72.27 percent, and higher than all thrifts at 70.75 percent, Midwest thrifts at 71.78 percent and Tennessee thrifts at 70.67 percent. Athens Federal's share of net loans, higher than industry averages, is primarily the result of its smaller share of cash and investments and secondarily by its smaller share of mortgage-backed securities. The comparable group had a lower 9.72 percent share of cash and investments similar to the Bank at 9.69 percent, and a higher 10.28 percent share of mortgage-backed securities compared to the Bank's 5.24 percent. All thrifts had 11.28 percent of assets in mortgage-backed securities and 11.21 percent in cash and investments. Athens Federal's 83.34 percent share of deposits was higher than the comparable group and Tennessee thrifts, and also higher than all thrifts and Midwest thrifts, reflecting the Bank's lower share borrowed funds. The comparable group had deposits of 71.64 percent and borrowings of 14.87 percent. All thrifts averaged a 70.35 percent share of deposits and 18.11 percent of borrowed funds, while Midwest thrifts had a 72.30 percent share of deposits and a 16.30 percent share of borrowed funds. Tennessee thrifts averaged a 74.57 percent share of deposits and a 8.96 percent share of borrowed funds. Athens Federal had 0.23 percent of assets in intangible assets at June 30, 2009, compared to 1.53 percent for the comparable group, 0.77 percent for all thrifts, 0.54 percent for Midwest thrifts and 0.19 percent for Tennessee thrifts.

Analysis of Financial Performance (cont.)

Operating performance indicators are summarized in Exhibits 45, 46 and 47 and provide a synopsis of key sources of income and key expense items for Athens Federal in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 47, for the twelve months ended June 30, 2009, Athens Federal had a yield on average interest-earning assets higher than the comparable group and Tennessee thrifts but lower than all thrifts and Midwest thrifts. The Bank's yield on interest-earning assets was 6.57 percent compared to the comparable group at 5.98 percent, all thrifts at 6.73 percent, Midwest thrifts at 7.16 percent and Tennessee thrifts at 6.31 percent.

The Bank's cost of funds for the twelve months ended June 30, 2009, was higher than the comparable group but lower than all thrifts, Midwest thrifts, and Tennessee thrifts. Athens Federal had an average cost of interest-bearing liabilities of 2.99 percent compared to 2.84 percent for the comparable group, 3.95 percent for all thrifts, 3.85 percent for Midwest thrifts and 3.13 percent for Tennessee thrifts.

The Bank's higher yield on interest-earning assets and higher cost of interest-bearing liabilities resulted in a net interest spread of 3.58 percent, which was higher than the comparable group at 3.14 percent, all thrifts at 2.76 percent, Midwest thrifts at 3.32 and Tennessee thrifts at 3.18 percent. Athens Federal generated a net interest margin of 3.79 percent for the twelve months ended June 30, 2009, based on its ratio of net interest income to average interest-earning assets, which was moderately higher than the comparable group ratio of 3.47 percent. All thrifts averaged a lower 3.06 percent net interest margin for the trailing four quarters, with Midwest thrifts at 2.98 percent and Tennessee thrifts at a higher 3.84 percent.

Athens Federal's major source of earnings is interest income, as indicated by the operations ratios presented in Exhibits 45 and 46. Athens Federal indicated a provision for loan losses of 0.24 percent of assets for the twelve months ended June 30, 2009. The comparable group indicated a provision representing 0.26 percent of assets, with all thrifts at 0.61 percent, Midwest thrifts at 0.78 percent and Tennessee thrifts at 0.13 percent.

The Bank's noninterest income was $4,465,000 or 1.83 percent of average assets for the twelve months ended June 30, 2009. The comparable group had a 0.69 percent ratio noninterest income to average assets, which was similar to all thrifts at 0.67 percent, similar to Midwest thrifts at 0.66 percent and higher than Tennessee thrifts at 0.54 percent. For the twelve months ended June 30, 2009, Athens Federal's operating expense ratio was 4.19 percent of average assets, which was significantly higher than the comparable group at 2.77 percent, all thrifts at 2.72 percent, Midwest thrifts at 2.82 percent and Tennessee thrifts at 2.72 percent.

The overall impact of Athens Federal's income and expense ratios is reflected in the Bank's core earnings and core return on assets, and net earnings and net return on assets. For the twelve months ended June 30, 2009, the Bank had a core ROAA of 0.75 percent and a net ROAA of a lesser 0.71 percent, reflecting its core earnings of $1,837,000 and net earnings of $1,729,000, as indicated in Section I and Exhibit 7 of this Report. For its most recent four quarters, the comparable group had a core ROAA of 0.61 percent and a lower net ROAA of 0.27 percent. All publicly-traded thrifts averaged a lower 0.06 percent core ROAA, with Midwest thrifts at (0.18) percent and Tennessee thrifts at 0.08 percent.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of Athens Federal with the comparable group. These adjustments will take into consideration such key items as earnings performance and growth potential, market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted, however, that all of the institutions in the comparable group have their differences among themselves and from the Bank, and as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, the amounts and ratios of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of non-interest income, and the amount of non-interest expenses.

As discussed earlier, the Bank's historical business model has focused on increasing its noninterest income; maintaining a reasonable net interest margin; attaining a lower ratio of nonperforming assets; monitoring and maintaining its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby maintaining its sensitivity measure and its current minimal interest rate risk; maintaining adequate allowances for loan losses to reduce the impact of any unforeseen charge-offs, and striving to control its overhead expenses and improve its efficiency ratio. In the future, following its stock offering, it will be the objective of the Bank to increase its net interest spread and margin, increase its noninterest income, increase the amount and consistency of its net income, increase its return on assets and return on equity, and reduce and stabilize its overhead expenses within the context of its branch network.

Earnings are generally related to an institution's ability to generate loans and/or to increase its loan portfolio through loan originations and purchases. The Bank was an active originator of both mortgage loans and nonmortgage loans during the six months ended June 30, 2009, and in that period as well as the calendar years ended December 31, 2006, 2007 and 2008, nonmortgage loans constituted a moderate share of loan originations. During the first half of 2009, total loans decreased by $4.6 million based on originations of $34.4 million, and principal reductions of $26.3 million and loan sales of $17.8 million. Of those loan originations, $8.6 million or 25.0 percent represented nonmortgage loans compared to a similar 23.9 percent during the twelve months ended December 31, 2008. During the six months ended June 30, 2008, total loan originations were a higher $48.6 million, with 25.3 percent constituting nonmortgage loans. It should be noted that 50.2 percent of the loans originated during the six months ended June 30, 2009, and 39.4 percent of the loans originated during the twelve months ended December 31, 2008, were high risk real estate loans, defined as real estate loans secured by other than one- to four-family residential properties. Overall, during the six months ended June 30, 2009, 14.1 percent of loans originated by the Bank were secured by one- to four-family residential properties, lower than 21.1 percent of loans originated during the six months ended June 30, 2008.

From June 30, 2008, to June 30, 2009, total net loans receivable increased by $10.1 million or 1.5 percent from $184.9 million to $195.0 million. From December 31, 2008, to June 30, 2009, total loans receivable decreased by $4.6 million or 2.3 percent from $199.6 million to $195.0 million, an average annualized decrease of 4.6 percent. During that period, residential loans, nonresidential loans, consumer loans, construction loans and commercial loans indicated shrinkage, with construction loans indicating the greatest decrease of $18.5 million, followed by residential loans and then consumer loans, which decreased by $15.7 million and $14.1 million, respectively.

Earnings Performance (cont.)

With a higher share of loans in its asset mix compared to the comparable group, the impact of Athens Federal's lending efforts has been to generate a modestly higher 1.57 percent yield on average interest-earning assets for the twelve months ended June 30, 2009, compared to a lower 5.98 percent for the comparable group, 6.73 percent for all thrifts and 7.16 percent for Midwest thrifts. The Bank's ratio of interest income to average assets was 6.23 percent for the twelve months ended June 30, 2009, which was modestly higher than the comparable group at 5.45 percent, and higher than all thrifts at 5.67 percent, Midwest thrifts at 5.77 percent and Tennessee thrifts at 5.94 percent.

Athens Federal's 2.99 percent cost of interest-bearing liabilities for the twelve months ended June 30, 2009, was higher than the comparable group at 2.84 percent, but lower than all thrifts at 3.95 percent, Midwest thrifts at 3.85 percent and Tennessee thrifts at 3.13 percent. The Bank's resulting net interest spread of 3.58 percent for the twelve months ended June 30, 2009, was higher than the comparable group at 3.14 percent, all thrifts at 2.76 percent and Midwest thrifts at 3.32 percent. The Bank's net interest margin of 3.79 percent, based on average interest-earning assets for the twelve months ended June 30, 2009, was higher than the comparable group at 3.47 percent, all thrifts at 3.06 percent and Midwest thrifts at 2.98 percent.

The Bank's ratio of noninterest income to average assets was 1.83 percent for the twelve months ended June 30, 2009. The comparable group's ratio of noninterest income to assets was 0.69 percent, with all thrifts at 0.67 percent and Midwest thrifts at 0.66 percent.

Operating expenses incurred by the Bank were a significant 51.3 percent higher than the comparable group and even more significantly higher than all thrifts, Midwest thrifts and Tennessee thrifts. For the twelve months ended June 30, 2009, Athens Federal had an operating expenses to assets ratio of 4.19 percent compared to 2.77 percent for the comparable group, 2.72 percent for all thrifts, 2.82 percent for Midwest thrifts and 2.72 percent for Tennessee thrifts.

Earnings Performance (cont.)

For the twelve months ended June 30, 2009, Athens Federal generated higher noninterest income, higher noninterest expenses and a higher net interest margin relative to its comparable group. The Bank had a positive net ROAA of 0.71 percent for the twelve months ended June 30, 2009. As indicated in Exhibit 7, Athens Federal's core income was higher than its net income with one adjustment made to net income, resulting in a core ROAA of 0.75 percent. For the twelve months ended June 30, 2009, the comparable group had a core ROAA of 0.61 percent, while all thrifts indicated a lower 0.06 percent. The comparable group had a net ROAA of 0.27 percent for the twelve months ended June 30, 2009, with all thrifts at (0.16) percent and Midwest thrifts at (0.37) percent.

The earnings stream and net earnings of Athens Federal will continue to be dependent on the overall trends in interest rates and its net interest margin, as well as the consistency, reliability and variation of its noninterest income and overhead expenses. Athens Federal's noninterest income indicated a rising trend in fiscal 2007 and 2008 and in the twelve months ended June 30, 2009.

The Bank's overhead expenses and its ratio of noninterest expenses to average assets indicates a steadily increasing trend in calendar years 2004 to 2006 and then a stable trend thereafter. The Bank's net interest margin, higher than the comparable group, has been the result of its higher yield on assets, combined with its lower cost of funds. Athens Federal's cost of interest-bearing liabilities is likely to experience a decrease during the next year, with short term rates projected to remain stable. With lower lending rates it is also anticipated that Athens Federal's composite yield on interest-earning assets is likely to decrease modestly. Although Athens Federal has no definite plans for branching during the next few years, it is likely that competition from both financial institutions and mortgage companies will limit the Bank's ability to significantly increase rates on individual mortgage and nonmortgage loan products. Integral to its growth strategy, the goal of which is to increase loans and deposits, is the very competitive pricing of its loan and deposit products. Consequently, the Bank projects minimal change in performance metrics, including noninterest income, net interest margin, efficiency ratio, ROAA and ROAE during the three year planning horizon through 2012.

The Bank's dollar net interest income before provision for loan losses was 12.7 percent greater in 2008 than in 2006 and indicated a further annualized increase in the first half of 2009. In spite of a 14.4 percent increase in total assets since 2006, the Bank's net interest margin has, nevertheless, declined in its last three fiscal years. Athens Federal's net interest margin and net interest spread have decreased moderately since 2006, although both metrics were higher than comparable group, national and regional averages.

Immediately following conversion, it is anticipated that the Bank's higher equity to assets ratio will result in an initially flat ROAE, followed by limited growth in ROAE until conversion proceeds can be deployed into higher yielding loans. As indicated in the Bank's business plan, during the next three years the Bank's ROAA and ROAE are projected to decrease modestly then increase by the end of the period but still exceed the current comparable group averages and also exceed the regional and national averages.

In recognition of the foregoing earnings related factors, with consideration of both Athens Federal's current and projected performance measures, a modest upward adjustment has been made to Athens Federal's pro forma market value for earnings performance.

MARKET AREA

As previously indicated in Section II, Athens Federal's market area encompasses Bradley, McMinn, Meigs, Monroe and Polk Counties in Tennessee. The Bank has two offices and a lending office in Athens, two offices in Cleveland and one office each in Etowah, Madisonville and Sweetwater. Athens Federal experienced deposit growth of $60.3 million or 41.7 percent from June 30, 2004, to June 30, 2008, representing an annualized increase of 10.4 percent.

Since 1990, the five county market area has experienced a percentage population increase larger than increases in both Tennessee and the United States. However, per capita income and median household income have been lower than state and national averages. In 2000, the average median housing value in the five county market area was moderately lower than in Tennessee and significantly lower than in the United States, while the share of owner-occupied housing was higher in four of the five counties than in either Tennessee or the United States.

The historical unemployment rates in the five counties have generally been modestly higher than the state and national rates and have risen more rapidly recently.

In Athens Federal's market area, the manufacturing sector represents the strong primary source of employment, followed by the services and wholesale/retail sectors, which differs from both Tennessee and the United States in that the services sector was the strongest employer in Tennessee and the United States.

The Bank was responsible for 6.3 percent of deposits in the three counties in which it had offices at June 30, 2004, growing to 7.0 percent of the three county area's deposits at June 30, 2008. The average amount of deposits per branch in the three counties in which Athens Federal has offices increased from $27.2 million in 2004 to $32.7 million in 2008, while Athens Federal's offices had average deposits of $36.2 million in 2004, decreasing to $34.2 million per branch in 2008.

In recognition of the foregoing factors, with recognition of the challenge for new deposit potential in such a very competitive market indicating historically smaller average branch deposit growth, we believe that a downward adjustment is warranted for the Bank's current market area.

FINANCIAL CONDITION

The financial condition of Athens Federal is discussed in Section I and shown in the related exhibits and is compared to the comparable group in Exhibits 42, 43 and 44. The Bank's ratio of total equity to total assets was 10.42 percent at June 30, 2009, which was modestly lower than the comparable group at 12.03 percent, higher than all thrifts at 10.34 percent and Midwest thrifts at 9.86 percent, but lower than Tennessee thrifts at 15.92 percent. With a conversion at the midpoint, the Corporation's consolidated pro forma equity to assets ratio will increase to approximately 16.5 percent. The Bank's pro forma equity to assets ratio and tangible capital ratio will be approximately 13.6 percent following a midpoint conversion, based on the Bank receiving 50 percent of the net conversion proceeds.

The Bank's mix of assets and liabilities indicates some areas of notable variation from its comparable group. The Bank's 83.34 percent ratio of deposits to total assets was higher than the comparable group at 71.64 percent, and higher than all thrifts at 70.35 percent and Midwest thrifts at 72.30 percent. Those variations are directly related to Athens Federal's lower level of borrowed funds to assets of 4.66 percent, compared to the comparable group at 14.87 percent, all thrifts at 18.11 percent and Midwest thrifts at 16.30 percent.

Athens Federal had a 79.10 percent ratio of net loans to total assets at June 30, 2009, higher than the comparable group at 72.27, all thrifts at 70.75 percent and Midwest thrifts at 71.78 percent. The Bank's 9.69 percent share of cash and investments was much lower than the comparable group at 9.72 percent, all thrifts at 11.21 percent and Midwest thrifts at 12.33 percent; and Athens Federal's 5.24 percent ratio of mortgage-backed securities to total assets was lower than the comparable group at 10.28 percent, all thrifts at 11.28 percent and Midwest thrifts at 7.82 percent. Tennessee thrifts also had a higher 9.52 percent ratio of mortgage-backed securities to assets. The Bank's smaller combined share of cash and investments and mortgage-backed securities to assets relative to the comparable group, as well as national, and regional and state averages, together with its larger share of adjustable-rate loans with shorter repricing intervals in a rising interest rate environment is a significant basis for its yield on

Financial Condition (cont.)

interest-earning assets modestly higher than the comparable group and moderately higher than national and regional averages.

Athens Federal had 0.23 percent of assets in intangible assets, compared to 1.53 percent for the comparable group, 0.77 percent for all thrifts and 0.54 percent for Midwest thrifts. The Bank had $270,000 in repossessed assets or 0.11 percent of assets at June 30, 2009. At June 30, 2009, the comparable group had a 0.23 percent ratio of repossessed assets to total assets, while all thrifts and Midwest thrifts had ratios of 0.61 percent and 0.66 percent, respectively.

The financial condition of Athens Federal included a lower than average 0.44 percent ratio of nonperforming assets to total assets at June 30, 2009, compared to higher ratios of 0.88 percent ratio for the comparable group, 2.85 percent for all thrifts, 3.50 percent for Midwest thrifts and 0.60 percent for Tennessee thrifts. The Bank's ratio of nonperforming assets to total assets was a higher 1.76 percent at December 31, 2008, and for its two prior fiscal years, the Bank's ratios of nonperforming assets to total assets were lower at 0.17 percent at December 31, 2007, and 0.11 percent at December 31, 2006.

At June 30, 2009, Athens Federal had $2,758,000 of allowance for loan losses, which represented 1.13 percent of assets and 1.41 percent of total loans. Those ratios are higher than the comparable group, which indicated allowances equal to 1.01 percent of assets and 1.21 percent of total loans. More significant, however, is an institution's ratio of allowance for loan losses to nonperforming assets, since a considerable portion of nonperforming assets might eventually be charged off. Athens Federal's $2,758,000 of allowance for loan losses represented a higher coverage of 258.0 percent of nonperforming assets at June 30, 2009, compared to the comparable group's 108.35 percent. All thrifts and Midwest thrifts had ratios of 72.24 percent and 50.20 percent, respectively. Athens Federal had a 0.33 percent ratio of net charge-offs to average total loans, compared to ratios of 0.28 percent for the comparable group, 0.77 percent for all thrifts and 0.96 percent for Midwest thrifts.

Financial Condition (cont.)

Historically and in recent periods, Athens Federal has been categorized by OTS as having minimal interest rate risk, as measured by its post-shock NPV ratio and sensitivity measure, primarily due to its higher ratio of equity to assets. At June 30, 2009, it was determined that the Bank's net portfolio value would decrease $1.0 million or a minimal 3.0 percent if interest rates experienced an instantaneous increase of 200 basis points. Such lower interest rate risk is related in part to the Bank's higher share of loans maturing or repricing in less than five years, its higher balance of adjustable-rate loans and its cash and shorter term investments and deposits.

Overall, notwithstanding Athens Federal's normal equity ratio, specifically considering its asset quality, reserves, coverage, and respective shares of cash and investments, loans and deposits relative to the comparable group, we believe that an upward adjustment is warranted for Athens Federal's current financial condition.

BALANCE SHEET AND EARNINGS GROWTH

During its most recent five calendar years, Athens Federal has been characterized by moderate rates of growth in assets, loans and deposits relative to the comparable group. Further compared to national and regional averages, moreover, the Bank is also lower in all three balance sheet categories The Bank had average annual asset growth of 9.37 percent from 2004 to 2008, compared to a positive 8.7 percent average annual growth rate for the comparable group, a positive 9.8 percent for all thrifts and a positive 7.2 percent for Midwest thrifts. Athens Federal's asset growth rate is consistent with its deposit growth and stable balance of borrowings during that five year period. The Bank's loan portfolio indicates an average annual increase of 16.03 percent from 2004 to 2008, compared to average growth rates of 10.2 percent for the comparable group, 10.8 percent for all thrifts and 8.4 percent for Midwest thrifts, with the higher growth based on its two new offices in Cleveland and the addition of key loan officers in that market.

Balance Sheet and Earnings Growth (cont.)

Athens Federal's deposits indicate average annual growth of 10.7 percent from 2004 to 2008, representing a dollar increase of $61.9 million during those five years, with a decrease of $3.6 million or 1.7 percent during the first six months of 2009. Annual deposit changes ranged from an increase of 15.4 percent in 2007 to an increase of 4.6 percent in 2008, compared to five year average growth rates of 7.6 percent for the comparable group, 8.8 percent for all thrifts and 6.6 percent for Midwest thrifts. Athens Federal had borrowed funds decreasing from $15.3 million in 2004 to $5.5 million in 2007. In 2008, those advances were increased, resulting in the Bank's borrowed funds at $16.3 million at December 31, 2008. Athens Federal's FHLB advances were a lesser $10.4 million in the first half of 2009. The deposit growth combined with the presence of a similar balance of borrowed funds to fund loan growth through June 30, 2009, were the basis for the Bank's rise in assets during those five years. At June 30, 2009, Athens Federal's 4.3 percent ratio of borrowed funds to assets was lower than the comparable group at 14.9 percent.

The Bank's ability to increase its asset base and deposits in the future is, to a great extent, dependent on its being able to competitively price its loan and savings products, to maintain a high quality of service to its customers, to increase its market share and to increase its loan origination activity. Bradley, McMinn and Monroe Counties, the location of Athens Federal's seven offices, along with Meigs and Polk Counties, which are part of the Bank's market area, experienced a positive trend in population and households between 1990 and 2000 and between 2000 and 2008, moderately higher than state and national increases during those periods, although smaller increases in population, households and median household income are projected through 2013. In 2000, all five counties indicated lower per capita income, lower median household income and lower median housing values compared to Tennessee and the United States.

The Bank's short to medium term focus is on organic growth, including product diversification with an emphasis on increasing its portfolio of nonresidential loans and commercial business loans. Assets and deposits are projected to experience growth of between

7 percent and 9 percent in each of the three years following conversion, with loans projected to grow in excess of 7 percent per year. Notwithstanding its intended focus on nonresidential and commercial business loans, Athens Federal's concurrent growth strategy in a very competitive lending environment is likely to result in only a modest increase in its yield on earning assets, as indicated in its business plan. The Bank projects that its cost of funds will moderate as it increases its share of noninterest bearing demand deposits as part of strategy to increase commercial as well as retail banking relationships. Consequently, the Bank projects minimal changes in its net interest margin over three years and a decrease in its net interest rate spread of 17 basis points.

The Bank's base overhead expenses are projected to increase by 4 percent to 5 percent annually, exclusive of branching costs, and its ratio of noninterest expenses to assets are projected to remain over 4 percent, well in excess of comparable group, industry and regional averages. Athens Federal projects that its noninterest income will also remain higher than those averages, but based on those projections, its efficiency ratio, although improving, will continue to be less favorable than the comparable group, as well as national and regional averages. Overall, the Bank's efficiency ratio, currently at 77.03 percent reflecting primarily its higher noninterest expense, is projected to remain above 70 percent through 2012, which is less favorable than current industry averages of 60.5 percent for all thrifts and the regional average of 64.0 percent.

Athens Federal's ROAA is projected to increase modestly during the next three years to a level modestly higher than the current ROAA of the comparable group and also higher than national and regional averages.

Athens Federal's execution of a moderate growth strategy, although well considered, beginning from its current earnings performance position entails risk that have been recognized and calculated by the Bank in its business planning process. Such a strategy can be deterred or inhibited by both internal and external factors, including management, staffing, interest rate trends, changing demographics and overall economic conditions. At best, however, such moderate growth in the absence of concurrent earnings performance improvement during the three year horizon being considered does not, in our opinion, significantly enhance current value.

Although market area demographics have, in most categories, been below state and national averages, Athens Federal has experienced both deposit growth and an increase in its market share of deposits. Based on the foregoing factors, including the likely considerable proceeds from the Bank's conversion that must be prudently deployed over the current planning horizon in the context of its historical increases in loans and deposits, we have concluded that no adjustment to the Bank's pro forma value is warranted.

DIVIDEND PAYMENTS

The Corporation has not committed to pay dividends following the completion of its minority stock offering. Any payment of cash dividends by the Corporation in future years will continue to be dependent upon such factors as earnings performance, capital position, growth, and regulatory limitations.

Each of the ten institutions in the comparable group pays cash dividends for an average dividend yield of 4.26 percent and a payout ratio of 56.27 percent. Inasmuch as the comparable group is comprised of lower earning institutions, one institution paid dividends per share in excess of its earnings per share, resulting in a payout ratio of over 100 percent.

In our opinion, a downward adjustment to the pro forma market value of the Corporation is warranted at this time related to dividend payments relative to the comparable group.

SUBSCRIPTION INTEREST

In 2008 and to date in 2009, investors' interest in new issues has declined, with subscription levels for the limited transactions generally low, although a recent issue in Hawaii received stronger support from the marketplace, due to its unique characteristics and favorable market of Hawaii. Overall, the recent unenthusiastic reaction of potential IPO investors, including savings institution depositors, appears generally to be related to a number of economic factors, including the financial performance and condition of thrift institutions, the weakness of the local economy, general market conditions, aftermarket price trends, the limited activity in merger/acquisition transactions in the thrift industry, weaker housing values and credit and funds pressure in the mortgage lending market with higher delinquencies, resulting in higher charge-offs and higher provisions for loan losses. With the number of offerings small, relative to 2000 through 2007, there appears to be limited demand for new financial institution issues, particularly the smaller offerings, and even some issues attracting more interest have posted smaller than expected price increases and, in some cases, price decreases in the aftermarket. As presented in Exhibit 34, although the seven full conversions between January 1, 2008, and August 19, 2009, posted an average gain of 8.81 percent in their share prices on the first day of trading, five of the seven conversions had increases of less than 0.5 percent. The seven full conversions indicated a similar percentage price change of 8.68 percent from their IPO date to August 19, 2009. Two of the three conversions completed in 2009 indicated no IPO increase on the first day of trading. The exception was Territorial Bancorp, Inc., Honolulu, Hawaii, which had a 49.9 percent IPO increase on the first day of trading on July 13, 2009, but a total return since the IPO date of a much lower 0.4 percent.

The Corporation will direct its initial subscription offering to depositors of the Bank and to the tax-qualified employee stock ownership plan (ESOP). The ESOP intends to purchase 8 percent of the stock sold in the offering. If there is a subsequent community offering, residents of the local market will be given a preference. The board of directors and officers anticipate purchasing approximately $2,937,500 or approximately 11.3 percent of the stock offered to the public based on the appraised midpoint valuation.

Subscription Interest (cont.)

The Bank has secured the services of Keefe Bruyette & Woods, Inc. ("KBW") to assist in the marketing and sale of the conversion stock.

Based on the smaller size of the offering and its structure as a full conversion, recent market movement and current market and industry conditions, local market interest, the performance of Athens Federal, the terms of the offering and recent subscription levels and aftermarket performance of initial thrift offerings, we believe that a downward adjustment is warranted for the Corporation's anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation's public offering of $18 million will result in a market capitalization smaller than the average $36.9 million market value of the comparable group and significantly smaller than the average of $95.0 million for Midwest thrifts. Of the ten institutions in the comparable group, all are traded on NASDAQ, indicating an average daily trading volume of 1,050 shares during the last four quarters. With 1,900,000 shares to be outstanding at the midpoint of the offering range, including 100,000 shares issued to the Athens Federal Foundation, the Corporation will a have smaller number of shares outstanding than the comparable group, with an average of 3.7 million shares.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, as well as the relative trading volume of publicly-traded thrift institutions, including previous IPOs, we have concluded that a downward adjustment to the Corporation's pro forma market value is warranted relative to the anticipated liquidity of its stock.

MANAGEMENT

The president and chief executive officer of Athens Federal is Jeffrey L. Cunningham, who is also a director. Mr. Cunningham became president and chief executive officer in March 2000, having previously served the Bank as a director since 1993. Mr. Michael R. Hutsell is vice president, chief operating officer and chief financial officer of the Bank and has worked with the Bank since 1998. He previously worked with a division of Washington Mutual Bank as vice president and as branch manager in the consumer finance division. Mr. Ross A. Millsaps is vice president and chief credit officer, a position he has held since 2006. Prior to joining Athens Federal, Mr. Millsaps was employed with OTS for almost five years as a bank examiner and prior to that worked for Bank First, Lenoir City, Tennessee, as vice president and branch manager. Mr. Jay Legett, Jr., is president of the Cleveland City Division, a position he has held since 2006. Mr. Legett is also in charge of lending in the Cleveland city market and has over twenty years banking experience in commercial credit analysis, commercial banking and cash management. Mr. Christopher O. Adams is vice president in charge of deposit operations and has served in this position since 2006. Mr. Adams joined the Bank in 2001 and was previously in charge of marketing and public relations for the Bank. Ms. Amy C. Goodin is vice president in charge of compliance and serves as the Bank's compliance officer. Ms. Goodin joined the Bank in 2000, serving as corporate secretary and assistant vice president and manager of the human resources department, and then in 2005, she became vice president and compliance officer. Ms. Grace L. Johnson is vice president and controller for the Bank, positions she has held since 2005. Prior to joining the Bank, Ms. Johnson was vice president and cashier with Benton Banking Company, Benton, Tennessee.

It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry's rise in problem assets and provision for loan losses, overall decline in thrift stock prices, and reduced interest in conversion offerings. Minimal merger/acquisition activity has also resulted in limited interest in financial institution stocks.

We believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in current public offerings and, in our opinion, various characteristics of the Corporation's transaction, as well as current market trends, cause us to conclude that such a discount is warranted for this offering. Consequently, at this time we have made a modest downward adjustment to the Corporation's pro forma market value related to a new issue discount.

VI. VALUATION METHODS

Introduction

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry. As earnings in the thrift industry have decreased in 2008 and 2009, even more emphasis has been placed on the price to book method. In determining the pro forma market value of Athens Bancshares Corporation, primary emphasis has been placed on the price to book value method, with secondary focus on the price to core earnings method, recognizing the Corporation's more stable earnings relative to the industry.

Used primarily as a correlative indicator, the price to assets method has also been included. The price to assets method is used less often for valuing ongoing institutions but becomes more useful in valuing converting institutions when the equity position and earnings performance of the subject institution are different.

In addition to the pro forma market value, we have defined a fully converted valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a super maximum being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the "midpoint value." The valuation range recognizes the formation of the Athens Federal Foundation ("Foundation") and the 100,000 shares or $1,000,000 to be issued to the Foundation.

In applying each of the valuation methods, consideration was given to the adjustments to the Corporation's pro forma market value discussed in Section V. Downward adjustments were made for the Bank's market area, subscription interest, dividends, liquidity of the stock and the marketing of the issue. No adjustments were made for financial condition, balance sheet and earnings growth, and management. An upward adjustment was made for earnings performance.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition, and does not give as much consideration to the institution's long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, the price to book value method is frequently used by investors who rely on an institution's financial condition rather than earnings performance. Although this method is, under certain circumstances, considered somewhat less meaningful for institutions that provide a consistent earnings trend, it remains significant and reliable when an institution's performance or general economic conditions are experiencing volatile or uncustomary trends related to internal or external factors, as currently exists in the market. It should be noted that the prescribed formulary computation of value using the pro forma price to book value method returns a price to book value ratio below market value on a fully converting institution

Exhibit 50 shows the average and median price to book value ratios for the comparable group which were 63.12 percent and 60.39 percent, respectively. The full comparable group indicated a moderate range, from a low of 46.36 percent (Citizens South Banking Corp.) to a high of 97.01 percent (Rome Bancorp, Inc.). The comparable group had modestly higher average and median price to tangible book value ratios of 72.11 percent and 67.76 percent, respectively, with the range of 48.63 percent to a higher 103.12 percent. Excluding the low and the high in the group, the comparable group's price to book value range narrowed modestly from a low of 50.60 percent to a high of 77.66 percent; and the comparable group's price to tangible book value range also narrowed modestly from a low of 50.01 percent to a high of 102.55 percent.

Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a pro forma price to book value ratio of 47.33 percent and a price to tangible book value ratio of 48.11 percent at the midpoint. The price to book value ratio increases from 42.91 percent at the minimum to 55.18 percent at the maximum, as adjusted, while the price to tangible book value ratio increases from 43.66 percent at the minimum to 55.98 percent at the maximum, as adjusted.

Price to Book Value Method (cont.)

The Corporation's pro forma price to book value and price to tangible book value ratios of 47.33 percent and 48.11 percent, respectively, as calculated using the prescribed formulary computation indicated in Exhibit 49, are influenced by the Bank's capitalization, balance sheet characteristics and trends and the local market, as well as subscription interest in thrift stocks and overall market and economic conditions. Further, the Corporation's ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 15.57 percent compared to 12.07 percent for the comparable group. Based on the price to book value ratio and the Bank's total equity of $25,331,000 at June 30, 2009, the indicated pro forma market value of the Corporation using this approach is $19,000,000 at the midpoint (reference Exhibit 49).

PRICE TO CORE EARNINGS METHOD

The foundation of the price to earnings method is the determination of the earnings base to be used, followed by the determination of an appropriate price to earnings multiple. As indicated in Exhibit 3 and previously discussed, Athens Federal's after tax net earnings for the twelve months ended June 30, 2009, were $1,730,000, and the Bank's core earnings for that period were $1,837,000, based on the adjustments shown in Exhibit 7. The Corporation's pro forma price to earnings and price to core earnings multiples are shown from a correlative and derivative perspective.

In determining the fully converted price to core earnings multiple, we reviewed the ranges of fully converted price to core earnings and price to net earnings multiples for the comparable group, Midwest thrifts and all publicly-traded thrifts. As indicated in Exhibit 49, the average price to core earnings multiple for the comparable group was 13.06, while the median was 12.82. The average price to net earnings multiple was a lower 11.79 and the median multiple was a lower 11.77. The comparable group's price to core earnings multiple was modestly lower than the 13.71 average multiple for all publicly-traded, FDIC-insured thrifts, but their median was higher than the median for all publicly-traded, FDIC-insured thrifts of 11.11. The range in the

Price to Earnings Method (cont.)

price to core earnings multiple for the comparable group was from a low of 8.89 (Elmira Savings Bank) to a high of 19.00 (Rome Bancorp, Inc.). The range in the price to core earnings multiple for the comparable group, excluding the high and low values, was from a low multiple of 9.04 to a high of 17.50 times earnings for eight of the ten institutions in the group, indicating a modest narrowing at the lower end of the range and a modest narrowing at the upper end. It should be noted that the two comparable group institutions with negative core earnings indicated price to core earnings multiples that are necessarily not meaningful (NM).

Consideration was give to the adjustments to the Corporation's pro forma market value discussed in Section V. In recognition of those adjustments, we have determined a fully converted price to core earnings multiple of 10.61 at the midpoint, based on the Corporation's core earnings of $1,837,000 for the twelve months ended June 30, 2009. The Corporation's fully converted core earnings multiple of 10.61 is lower than it net earnings multiple of 11.34. Based on the price to core earnings multiple of 10.61 and the Bank's core earnings of $1,837,000 for the twelve months ended June 30, 2009, the indicated pro forma market value of the Corporation using this approach is $19,000,000 at the midpoint.

PRICE TO ASSETS METHOD

The price to assets method is not frequently used, since the calculation incorporates neither an institution's equity position nor its earnings base. Additionally, the prescribed formulary computation of value using the pro forma price to assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion.

Exhibit 50 indicates that the average price to assets ratio for the comparable group was 7.67 percent and the median was 6.21 percent. The range in the price to assets ratios for the comparable group varied from a low of 4.37 percent (Wayne Savings Bancshares, Inc.) to a high

Price to Assets Method (cont.)

of 17.16 percent (Rome Bancorp, Inc.). The range narrows with the elimination of the two extremes in the group to a low of 4.63 percent and a high of 11.88 percent.

Based on the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 7.37 percent at the midpoint, which ranges from a low of 6.33 percent at the minimum to 9.55 percent at the maximum, as adjusted.

Based on the Bank's June 30, 2009, asset base of $243,010,000, the indicated pro forma market value of the Corporation using the price to assets method is $19,000,000 at the midpoint (reference Exhibit 49).

VALUATION CONCLUSION

Exhibit 55 provides a summary of the valuation premium or discount relative to the comparable group at each of the valuation ranges using the price to book value, the price to core earnings multiple and the price to assets approaches. At the midpoint value, the price to book value ratio of 47.33 percent for the Corporation represents a discount of 25.02 percent relative to the comparable group and decreases to a discount of 12.58 percent at the super maximum. The price to core earnings multiple of 10.61 for the Corporation at the midpoint represents a discount of 18.76 percent and represents a premium of 11.01 percent at the super maximum. The price to assets ratio at the midpoint represents a discount of 3.86 percent, increasing to a premium of 24.54 percent at the super maximum.

It is our opinion that as of August 19, 2009, the fully converted pro forma market value of the Corporation, was $19,000,000 at the midpoint, representing 1,900,000 shares at $10.00 per share. The fully converted pro forma valuation range of the Corporation is from a minimum of $16,150,000 or 1,615,000 shares at $10.00 per share to a maximum of $21,850,000 or 2,185,000 shares at $10.00 per share, with such range being defined as 15 percent below the

Valuation Conclusion (cont.)

appraised value to 15 percent above the appraised value. The maximum, as adjusted, or super maximum, defined as 15 percent above the maximum of the range, is $25,128,000 or 2,512,800 shares at $10.00 per share.

The fully converted pro forma appraised value of Athens Bancshares Corporation as of August 19, 2009, is $19,000,000 at the midpoint, with $1,000,000 of the stock to be contributed to the Foundation or 5.26 percent of the total shares, resulting in $18,000,000 or 1,800,000 shares to be offered to the public as shown in Exhibit 49.

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

ATHENS FEDERAL COMMUNITY BANK AND SUBSIDIARIES
ATHENS , TENNESSEE

Consolidated Balance Sheets
At December 31, 2008 and June 30, 2009

	June 30, 2009 (unaudited)	December 31, 2008
ASSETS		
Cash and due from banks	$ 3,811,439	$ 4,547,478
Federal funds sold	5,950,000	--
Cash and cash equivalents	9,761,439	4,547,478
Interest-bearing deposits in banks	981,000	1,881,000
Securities available-for-sale	22,621,077	30,509,092
Securities held-to-maturity (fair value approximately $1,624 and $4,961 at 2009 and 2008, respectively)	1,624	4,961
Investments, at cost	2,898,800	2,898,800
Loans, net of allowance for loan losses of $2,757,596 and $3,082,602 in 2009 and 2008, respectively	192,217,297	196,519,657
Premises and equipment, net	5,090,127	5,343,364
Accrued interest receivable	1,023,668	1,150,013
Cash surrender value of bank-owned life insurance	6,353,869	6,245,790
Foreclosed real estate	269,700	230,491
Other assets	1,791,924	1,669,426
Total assets	$ 243,010,525	$ 251,000,072
LIABILITIES AND EQUITY		
LIABILITIES		
Deposits		
Noninterest-bearing	$ 7,963,643	$ 7,288,603
Interest-bearing	194,956,668	199,204,715
Total deposits	202,920,311	206,493,318
Accrued interest payable	347,132	418,181
Securities sold under agreements to repurchase	971,737	911,658
Federal Home Loan Bank advances	10,377,751	16,310,272
Accrued expenses and other liabilities	3,062,587	2,654,746
Total liabilities	217,679,518	226,788,175
EQUITY		
Accumulated other comprehensive income (loss)	93,535	58,054
Retained earnings	25,237,472	24,153,843
Total equity	25,331,007	24,211,897
Total liabilities and equity	$ 243,010,525	$ 251,000,072

Source: Athens Federal Community Bank and Subsidiaries' unaudited and audited financial statements

EXHIBIT 2

ATHENS FEDERAL COMMUNITY BANK AND SUBSIDIARIES
ATHENS, TENNESSEE

Consolidated Balance Sheets
At December 31, 2004, 2005, 2006 and 2007
(Dollars in thousands)

	December 31,			
	2007	2006	2005	2004
ASSETS				
Cash and cash equivalents	$ 9,284,410	$ 8,989,443	$ 4,553,666	$ 8,437,460
Certificates of deposit at other financial institutions	--	5,000,000	--	--
Securities:				
Available-for-sale, at fair value	22,966,937	21,440,232	27,680,519	42,768,565
Held-to-maturity, at amortized cost	14,449	24,894	62,550	164,220
Loans receivable, net	178,603,012	156,834,484	138,197,115	119,741,483
Premises and equipment, net	5,864,638	5,769,131	5,748,091	4,930,816
Accrued interest receivable	1,245,724	954,204	854,633	782,690
Cash surrender value of life insurance	6,020,203	5,805,447	4,300,108	4,161,945
Intangible assets, net	--	229,167	312,501	395,834
Investments carried at cost	4,746,000	6,076,000	7,234,900	--
Investment in Valley Title Services, LLC, at cost	--	590,124	590,124	590,124
Deferred tax benefits	108,895	216,528	245,989	47,172
Foreclosed real estate	--	--	235,455	108,833
Prepaid expenses and other assets	1,503,487	453,549	489,816	466,260
Total assets	$ 230,357,755	$ 212,383,203	$ 190,505,467	$ 182,595,402
LIABILITIES AND EQUITY				
LIABILITIES				
Deposits:				
Demand	$ 70,994,206	$ 67,320,703	$ 60,293,157	$ 60,189,109
Time	126,349,882	103,635,591	92,441,656	84,445,780
Total deposits	197,344,088	170,956,294	152,734,813	144,634,889
Securities sold under agreements to repurchase	1,150,972	1,681,153	1,421,185	1,109,857
Advances from borrowers for taxes and insurance	--	149,786	155,666	150,251
Advances from Federal Home Loan Bank	5,532,273	15,630,350	13,599,653	15,315,328
Accrued interest payable	454,450	320,461	168,546	95,044
Accrued expenses and other liabilities	2,605,455	1,765,779	1,625,504	1,557,305
Total liabilities	207,087,238	190,503,823	169,705,367	162,862,674
EQUITY				
Accumulated other comprehensive income	(7,039)	--	--	--
Retained earnings	23,277,556	21,879,380	20,800,100	19,732,728
Total equity	23,270,517	21,879,380	20,800,100	19,732,728
Total liabilities and equity	$ 230,357,755	$ 212,383,203	$ 190,505,467	$ 182,595,402

Source: Athens Federal Community Bank's audited financial statements

EXHIBIT 3

ATHENS FEDERAL COMMUNITY BANK AND SUBSIDIARIES
ATHENS, TENNESSEE

Consolidated Statements of Income
For the Year Ended December 31, 2008, and
For the Six Months Ended June 30, 2008 and 2009,

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008
	(unaudited)		
Interest and dividend income			
Loans, including fees	$ 6,799,344	$ 6,946,267	$ 13,824,469
Dividends	73,450	78,318	153,062
Securities and interest-bearing deposits in other banks	638,249	811,378	1,602,878
Total interest income	7,511,043	7,835,963	15,580,409
Interest expense			
Deposits	2,786,070	3,517,454	6,744,227
Federal funds purchased and securities sold under agreements to repurchase	4,708	15,001	22,720
Federal Home Loan Bank advances	212,510	142,840	366,061
Total interest expense	3,003,288	3,675,295	7,133,008
Net interest income	4,507,755	4,160,668	8,447,401
Provision for loan losses	117,733	287,036	760,803
Net interest income after provision for loan losses	4,390,022	3,873,632	7,686,598
Noninterest income			
Customer service fees	810,135	766,116	1,621,943
Other charges and fees	963,682	986,744	1,775,629
Investment sales commissions	100,725	173,098	288,865
Increase in cash surrender value of life insurance	126,457	126,516	256,153
Other noninterest income	487,399	131,241	218,252
Total noninterest income	2,488,398	2,183,715	4,160,842
Noninterest expense			
Salaries and employee benefits	2,914,647	3,140,816	5,638,138
Occupancy and equipment	737,495	798,392	1,613,481
Federal deposit insurance premiums	268,751	11,085	82,630
Data processing	299,963	408,804	742,967
Advertising	74,227	129,724	227,293
Other operating expenses	1,094,018	952,798	1,946,271
Total noninterest expense	5,389,101	5,441,619	10,250,780
Income before income tax	1,489,319	615,728	1,596,660
Income taxes	405,690	152,968	487,253
Net income	$ 1,083,629	$ 462,760	$ 1,109,407

Source: Athens Federal Community Bank and Subsidiaries' unaudited and audited financial statements

EXHIBIT 4

ATHENS FEDERAL COMMUNITY BANK AND SUBSIDIARIES
ATHENS, TENNESSEE

Consolidated Statements of Income
For the Years Ended December 31, 2004, 2005, 2006 and 2007

	Years Ended December 31,			
	2007	2006	2005	2004
Interest income				
First mortgage loans, including fees	$ 10,336,402	$ 8,330,959	$ 6,522,179	$ 6,021,156
Commercial and consumer loans, including fees	3,084,646	2,983,354	2,510,445	2,099,826
Securities	1,428,940	1,299,677	1,379,939	1,310,694
Other interest-earning assets	587,384	161,348	106,791	194,197
Total interest income	15,437,372	12,775,338	10,519,354	9,625,873
Interest expense				
Deposits	6,609,086	4,703,105	3,384,375	3,132,811
Securities sold under agreements to repurchase	36,254	34,611	33,337	24,749
Advances from Federal Home Loan Bank	455,695	539,107	568,313	600,829
Total interest expense	7,101,035	5,276,823	3,986,025	3,758,389
Net interest income	8,336,337	7,498,515	6,533,329	5,867,484
Provision for loan losses	442,895	704,368	340,678	267,314
Net interest income after provision for loan losses	7,893,442	6,794,147	6,192,651	5,600,170
Noninterest income				
Loan servicing fees and charges	821,091	837,944	694,236	751,090
Deposit service charges	1,329,843	1,132,517	1,004,600	744,497
Annuity and other sales commissions	279,721	208,052	189,710	187,914
Income (loss) from Valley Title Services, LLC	(77,828)	85,958	112,718	156,389
Fees on appraisal and title insurance services	851,853	--	--	--
Net gain on loans sold	64,107	56,421	66,460	122,513
Fees on brokered loans	415,399	178,713	77,692	--
Increase in cash surrender value of life insurance	214,756	105,340	138,163	176,791
Net loss on sales of securities available-for-sale	--	(111,098)	(207,465)	--
Gain on redemption of Intrieve, Inc., stock	--	18,491	345,166	--
Other noninterest income	142,481	169,900	141,755	240,966
Total noninterest income	4,041,423	2,682,238	2,563,035	2,380,160
Noninterest expenses				
Compensation and benefits	5,809,847	4,445,159	3,659,677	3,190,608
Occupancy and equipment	1,625,734	1,239,610	1,014,159	869,375
Federal deposit insurance premiums	20,951	19,584	20,049	21,224
Net loss (gain) on real estate acquired through foreclosure	(4,913)	(12,914)	11,299	54,905
Data processing service fees	657,433	649,077	567,043	501,213
Amortization of intangible assets	159,100	83,333	83,333	83,333
Other operating expenses	2,154,965	1,820,570	1,631,302	1,222,128
Total noninterest expense	10,423,117	8,244,419	6,986,862	5,942,786
Income before income tax	1,511,748	1,231,966	1,768,824	2,037,544
Income taxes	391,802	348,463	568,492	673,501
Net income	$ 1,119,946	$ 883,503	$ 1,200,332	$ 1,364,043

Source: Athens Federal Community Bank's audited financial statements

EXHIBIT 5

Selected Financial Information
At December 31, 2004, 2006, 2006, 2007 and 2008, and
At or for the Six Months Ended June 30, 2009
(In thousands)

	At June 30,	At or for the Year Ended December 31,				
	2009	2008	2007	2006	2005	2004
			(In thousands)			
Selected financial condition data:						
Total assets	$ 243,011	$ 251,000	$ 230,505	$ 212,383	$ 190,505	$ 182,595
Cash and cash equivalents	9,761	4,547	9,294	8,898	4,554	8,437
Securities available-for-sale	22,621	30,509	22,967	21,440	27,695	40,247
Securities held-to-maturity	2	5	14	25	63	164
Investments at cost	2,899	2,899	4,746	6,076	7,235	2,518
Loans receivable, net	192,217	196,520	178,603	157,013	138,570	119,846
Deposits	202,920	206,493	197,344	171,214	153,190	144,807
Securities sold under agreements to repurchase	972	912	1,151	1,681	1,421	1,110
Advances from Federal Home Loan Bank	10,377	16,310	5,532	15,630	13,600	15,315
Total equity	25,331	24,212	23,271	21,879	20,800	19,733

Source: Athens Bancshares Corporation's Prospectus

EXHIBIT 5

EXHIBIT 6

Income and Expense Trends
For the Years Ended December 31, 2004, 2005, 2006, 2007 and 2008, and
For the Six Months Ended June 30, 2008 and 2009

	Six Months Ended June 30,		Years Ended December 31,				
	2009	2008	2008	2007	2006	2005	2004
			(In thousands)				
Selected Operating Data:							
Interest income	$ 7,511	$ 7,836	$ 15,580	$15,457	$12,775	$10,519	$9,626
Interest expense	3,003	3,675	7,133	7,101	5,277	3,986	3,759
Net interest income	4,508	4,161	8,447	8,356	7,498	6,533	5,867
Provision for loan losses	118	287	761	443	704	341	267
Net interest income after provision for loan losses	4,390	3,874	7,686	7,913	6,794	6,192	5,600
Noninterest income	2,488	2,184	4,161	4,030	2,682	2,563	2,380
Noninterest expense	5,389	5,442	10,251	10,431	8,244	6,987	5,942
Income before income taxes	1,489	616	1,596	1,512	1,232	1,768	2,038
Income taxes	406	153	487	392	348	568	674
Net income	$ 1,083	$ 463	$ 1,109	$ 1,120	$ 884	$ 1,200	$ 1,364

Source: Athens Bancshares Corporation's Prospectus

EXHIBIT 6

EXHIBIT 7

Normalized Earnings Trends
For the Twelve Months Ended June 30, 2009

	Twelve Months Ended June 30, 2009
Net income before taxes	$ 2,470,000
Adjustments	
Provision for loan losses	153,000
Normalized earnings before taxes	2,623,000
Taxes [1]	786,000
Normalized earnings after taxes	$ 1,837,000

[1] Based on effective tax rate of 29.96 percent

Source: Athens Bancshares Corporation's audited and unaudited financial statements

EXHIBIT 8

Performance Indicators
At or for the Years Ended December 31, 4004, 2005, 2006, 2007 and 2008, and
At or for the Six Months Ended June 30, 2008 and 2009

	Six Months Ended June 30,		Fiscal Year Ended December 31,				
	2009	2008	2008	2007	2006	2005	2004
Performance Ratios: [1]							
Return on average assets	0.87%	0.38%	0.45%	0.50%	0.44%	0.65%	0.75%
Return on average equity	8.68%	3.94%	4.72%	5.02%	4.07%	5.84%	7.22%
Interest rate spread [2]	3.71%	3.49%	3.51%	3.79%	3.79%	3.60%	3.32%
Net interest margin [3]	3.92%	3.73%	3.74%	4.05%	4.07%	3.81%	3.50%
Other expenses to average assets	4.32%	4.88%	4.18%	4.64%	4.13%	3.77%	3.28%
Efficiency ratio [4]	77.03%	85.77%	81.30%	84.22%	80.98%	76.81%	72.50%
Average interest-earning assets to average interest-bearing liabilities	108.03%	107.50%	107.20%	107.67%	109.99%	109.06%	107.66%
Average equity to average assets	10.00%	9.70%	9.58%	9.92%	10.87%	11.07%	10.42%
Capital Ratios:							
Total capital to risk-weighted assets	15.0%	14.3%	14.0%	14.8%	15.6%	16.8%	18.4%
Tier 1 capital to risk-weighted assets	13.7%	13.0%	12.8%	13.5%	14.4%	15.6%	17.2%
Tier 1 capital to adjusted total assets	10.2%	9.4%	9.4%	9.8%	10.3%	10.9%	10.7%
Tier 1 capital to adjusted total assets	10.2%	9.4%	9.4%	9.8%	10.3%	10.9%	10.7%
Asset Quality Ratios:							
Allowance for loan losses as a percent of total loans	1.39%	1.45%	1.52%	1.37%	1.58%	1.44%	1.52%
Allowance for loan losses as a percent of nonperforming loans	345.04%	475.24%	73.87%	704.52%	1,457.43%	326.81%	2,285.64%
Net charge-offs to average outstanding loans during the period	0.22%	0.04%	0.12%	0.29%	0.13%	0.14%	0.18%
Nonperforming loans as a percent of total loans	0.41%	0.31%	2.08%	0.20%	0.11%	0.45%	0.07%
Nonperforming assets as a percent of total assets	0.44%	0.25%	1.76%	0.17%	0.11%	0.48%	0.11%

(1) Performance ratios for the six months ended June 30, 2009 and 2008 are annualized.

(2) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost on average interest-bearing liabilities [Tax exempt income is reported on a tax equivalent basis using a federal marginal tax rate of 38.3%.]

(3) Represents net interest income as a percent of average interest-earning assets. [Tax exempt income is reported on a tax equivalent basis using a federal marginal tax rate of 38.3%.]

(4) Represents other expenses divided by the sum of net interest income and other income.

Source: Athens Bancshares Corporation's, Prospectus

EXHIBIT 9

Volume/Rate Analysis
For the Years Ended December 31, 2007 and 2008, and
For the Six Months Ended June 30, 2009

	Six Months Ended June 30, 2009 vs. 2008 Increase (Decrease) Due to			Year Ended December 31, 2008 vs. 2007 Increase (Decrease) Due to			Year Ended December 31, 2007 vs. 2006 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
				(Dollars in thousands)					
Interest income:									
Interest-bearing deposits at other financial institutions	$ (42)	$ (11)	$ (53)	$ (108)	$ (116)	$ (224)	$ 70	$ 126	$ 196
Loans receivable	1,167	(1,314)	(147)	1,736	(1,333)	403	1,264	843	2,107
Investment securities	(38)	(162)	(200)	(77)	(68)	(145)	(195)	129	(66)
Mortgage-backed and related securi	(487)	625	138	220	32	252	135	80	215
Other interest-earning assets	(88)	25	(63)	(94)	(70)	(164)	0	230	230
Total interest-earning assets	512	(837)	(325)	1,677	(1,555)	122	1,274	1,408	2,682
Interest expense:									
Deposits	(30)	(702)	(732)	750	(615)	135	892	1,013	1,905
FHLB advances	172	(102)	70	(56)	(34)	(90)	(80)	(3)	(83)
Securities sold under agreement to repurchase	(9)	(1)	(10)	(6)	(7)	(13)	1	1	2
Total interest-bearing liabilities	133	(805)	(672)	688	(656)	32	813	1,011	1,824
Net increase (decrease) in net interest income	$ 379	$ (32)	$ 347	$ 989	$ (899)	$ 90	$ 461	$ 397	$ 858

Source: Athens Bancshares Corporation's, Prospectus

EXHIBIT 9

EXHIBIT 10

Yield and Cost Trends
For the Years Ended December 31, 2006, 2007 and 2008, and
For the Six Months Ended June 30, 2008 and 2009, and At June 30, 2009

	At June 30, 2009	Six Months Ended June 30,		Years Ended December 31,		
		2009	2008	2008	2007	2006
	Yield/Cost	Yield/Cost	Yield/Cost	Yield/Cost	Yield/Cost	Yield/Cost
Assets:						
Interest-bearing deposits at other financial institutions	5.67%	1.26%	2.44%	2.60%	4.87%	3.15%
Loans	7.07%	7.01%	7.76%	7.46%	8.18%	7.67%
Investment securities	5.18%	4.42%	6.68%	4.46%	4.51%	4.16%
Mortgage-backed and related securities	5.41%	4.97%	2.45%	5.04%	4.82%	4.00%
Other interest-earning assets	0.07%	0.25%	2.45%	2.47%	5.12%	0.00%
Total interest-earning assets	6.68%	6.53%	7.03%	6.89%	7.47%	6.94%
Liabilities and equity:						
Demand and NOW accounts	0.86%	0.84%	1.36%	1.27%	1.49%	1.15%
Money market accounts	1.67%	1.89%	2.87%	2.61%	3.23%	2.62%
Passbook savings accounts	0.46%	0.46%	0.74%	0.72%	0.80%	0.56%
Certificates of deposit	4.09%	3.84%	4.60%	4.41%	4.72%	4.05%
Total interest-bearing deposits	2.86%	2.78%	3.54%	3.37%	3.70%	3.08%
FHLB advances	4.10%	3.67%	3.95%	3.78%	4.13%	4.16%
Securities sold under agreements to repurchase	0.96%	0.81%	1.81%	1.62%	2.14%	2.08%
Total interest-bearing liabilities	2.91%	2.82%	3.54%	3.38%	3.71%	3.15%
Interest rate spread	3.77%	3.71%	3.49%	3.51%	3.79%	3.79%
Net interest margin	3.98%	3.92%	3.73%	3.74%	4.05%	4.07%
Average interest-earning assets to average interest-bearing liabilities	108.03%	108.03%	107.50%	107.20%	107.67%	109.99%

Source: Athens Bancshares Corporation's Prospectus

EXHIBIT 11

Net Portfolio Value (NPV)
At June 30, 2009

Change in Interest Rates (Basis Points)	Net Portfolio Value			Net Portfolio Value As Percent of Portfolio Value of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in thousands)				
300	$33,485	$1,189	4.00%	13.30%	63 bp
200	33,313	1,017	3.00%	13.16%	50 bp
100	33,048	752	2.00%	13.00%	33 bp
0	32,296	--	--	12.63%	--
(100)	31,013	(1,283)	(4.00)%	12.16%	(51) bp

Source: Athens Bancshares Corporation's, Prospectus

EXHIBIT 12

Loan Portfolio Composition
December 31, 2004, 2005, 2006, 2007 and 2008, and At June 30, 2009

	At June 30, 2009		At December 31, 2008		2007		2006		2005		2004	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)											
Real estate mortgage:												
Residential	$ 77,194	39.50%	$ 75,297	37.62%	$ 71,629	39.38%	$ 65,586	40.90%	$ 63,663	45.04%	$ 59,841	48.88%
Nonresidential	36,196	18.52%	32,295	16.14%	33,710	18.53%	30,699	19.14%	28,760	20.35%	20,477	16.73%
Multi-family	14,606	7.47%	11,255	5.62%	6,841	3.76%	3,925	2.45%	2,905	2.05%	946	0.77%
Residential construction	8,038	4.11%	13,059	6.52%	10,296	5.66%	8,262	5.15%	6,290	4.45%	2,469	2.02%
Nonresidential construction	74	0.04%	3,865	1.93%	1,252	0.69%	0	0.00%	571	0.40%	0	0.00%
Multi-family construction	4,300	2.20%	11,390	5.69%	8,011	4.40%	6,077	3.79%	2,270	1.61%	1,985	1.62%
Land	17,016	8.71%	10,893	5.44%	12,095	6.65%	8,559	5.34%	7,079	5.01%	6,810	5.57%
Total	157,424	80.55%	158,054	78.96%	143,834	79.07%	123,108	76.77%	111,538	78.91%	92,528	75.59%
Commercial business	12,174	6.23%	14,565	7.28%	9,940	5.46%	14,027	8.75%	7,488	5.30%	8,080	6.60%
Consumer loans:												
Home equity loans and lines of credit	14,799	7.57%	14,671	7.33%	13,130	7.22%	10,227	6.38%	9,418	6.66%	8,110	6.63%
Auto loans	4,561	2.33%	4,905	2.45%	5,133	2.82%	4,710	2.94%	5,315	3.76%	5,127	4.19%
Loans secured by deposits	1,497	0.77%	1,546	0.77%	2,331	1.28%	1,203	0.75%	1,125	0.79%	936	0.76%
Consumer finance loans	2,153	1.10%	2,600	1.30%	3,367	1.85%	3,505	2.19%	3,260	2.31%	3,052	2.49%
Other	2,835	1.45%	3,815	1.91%	4,179	2.30%	3,593	2.24%	3,209	2.27%	4,580	3.74%
Total	25,845	13.22%	27,537	13.76%	28,140	15.47%	23,238	14.50%	22,327	15.79%	21,805	17.81%
Total loans	195,443	100.00%	200,156	100.00%	181,914	100.00%	160,373	100.00%	141,353	100.00%	122,413	100.00%
Less:												
Unearned interest and fees	(285)		(361)		(544)		(588)		(534)		(523)	
Net deferred loan origination fees	(183)		(192)		(231)		(198)		(190)		(149)	
Allowance for loan losses	(2,758)		(3,083)		(2,536)		(2,574)		(2,059)		(1,895)	
Loans receivable, net	$ 192,217		$ 196,520		$ 178,603		$ 157,013		$ 138,570		$ 119,846	

Source: Athens Bancshares Corporation's, Prospectus

EXHIBIT 12

EXHIBIT 13

Loan Maturity Schedule
At June 30, 2009

	Residential Real Estate	Nonresidential Real Estate	Construction	Land	Commercial Business	Consumer	Total Loans
				(In thousands)			
Amounts due in:							
One year or less	$ 5,101	$ 10,170	$ 11,323	$ 6,312	$ 7,241	$ 5,064	$ 45,211
More than one year through two years	2,380	7,268	74	485	1,887	2,787	14,881
More than two years through three years	2,678	14,096	--	2,163	770	3,799	23,506
More than three years through five years	11,814	9,448	--	3,208	1,852	2,942	29,264
More than five years through ten years	7,107	2,538	--	2,476	424	2,199	14,744
More than ten years through fifteen years	6,599	3,633	--	931	--	8,766	19,929
More than fifteen years	41,515	3,649	1,015	1,441	--	288	47,908
Total	$ 77,194	$ 50,802	$ 12,412	$ 17,016	$ 12,174	$ 25,845	$ 195,443

At December 31, 2008

	Residential Real Estate	Nonresidential Real Estate	Construction	Land	Commercial Business	Consumer	Total Loans
				(In thousands)			
Amounts due in:							
One year or less	$ 4,868	$ 4,594	$ 18,249	$ 5,142	$ 6,615	$ 5,074	$ 44,542
More than one year through two years	280	8,702	5,040	324	878	3,069	18,293
More than two years through three years	3,944	8,230	--	342	962	3,310	16,788
More than three years through five years	8,835	13,007	781	604	3,227	3,270	29,724
More than five years through ten years	7,043	1,965	--	2,563	--	2,521	14,092
More than ten years through fifteen years	7,637	4,331	--	710	2,882	9,717	25,277
More than fifteen years	42,690	2,721	4,244	1,208	1	576	51,440
Total	$ 75,297	$ 43,550	$ 28,314	$ 10,893	$ 14,565	$ 27,537	$ 200,156

Source: Athens Bancshares Corporation's Prospectus

EXHIBIT 13 (continued)

Loan Maturity Schedule

	Due After June 30, 2010		
	Fixed	Adjustable	Total
		(In thousands)	
Residential real estate	$ 16,765	$ 55,328	$ 72,093
Nonresidential real estate	22,068	18,564	40,632
Construction	0	1,089	1,089
Land	1,873	8,831	10,704
Commercial business	3,292	1,641	4,933
Consumer	8,483	12,298	20,781
Total	$ 52,481	$ 97,751	$ 150,232

	Due After December 31, 2009		
	Fixed	Adjustable	Total
		(In thousands)	
Residential real estate	$ 15,731	$ 54,698	$ 70,429
Nonresidential real estate	25,173	13,783	38,956
Construction	2,108	7,957	10,065
Land	1,142	4,609	5,751
Commercial business	7,008	942	7,950
Consumer	9,613	12,850	22,463
Total	$ 60,775	$ 94,839	$ 155,614

Source: Athens Bancshares Corporation's Prospectus

EXHIBIT 13 (continued)

EXHIBIT 14

Loan Originations and Sales
For the Years Ended December 31, 2006, 2007 and 2008, and
For the Six Months Ended June 30, 2008 and 2009

	Six Months Ended June 30,		Years Ended December 31,		
	2009	2008	2008	2007	2006
			(In thousands)		
Total loans at beginning of period	$ 199,603	$ 181,139	$ 181,139	$ 159,587	$ 140,628
Loans originated:					
Residential real estate	4,849	10,257	20,558	28,405	26,874
Nonresidential real estate	6,787	3,297	9,683	7,959	8,804
Land	5,388	1,922	4,046	8,109	5,041
Construction	5,099	10,631	23,562	23,180	23,143
Commercial business	3,730	10,214	14,087	15,084	14,633
Consumer	8,590	12,313	22,650	18,807	11,318
Total loans originated	34,443	48,634	94,586	101,544	89,813
Loans purchased:					
Residential real estate	--	--	--	1,993	499
Nonresidential real estate	--	1,005	1,009	2,655	502
Construction	--	--	--	--	--
Commercial business	--	--	--	--	--
Consumer	--	--	--	--	--
Total loans purchased	--	1,005	1,009	4,648	1,001
Deduct:					
Loan principal repayments	21,260	38,661	69,171	77,821	64,891
Loan sales	17,811	7,218	7,960	6,819	6,964
Other repayments	--	--	--	--	--
Net loan activity	(4,628)	3,760	18,464	21,552	18,959
Total loans at end of period	$ 194,975	$ 184,899	$ 199,603	$ 181,139	$ 159,587

Source: Athens Bancshares Corporation's Prospectus

EXHIBIT 15

Loan Delinquencies
At December 31, 2006, 2007 and 2008, and at June 30, 2009

	At June 30, 2009			
	30-89 Days		90 Days or More	
	Number	Principal Balance	Number	Principal Balance
	(Dollars in thousands)			
Residential real estate	6	$247	1	$3
Nonresidential real estate	1	21	0	0
Construction	0	0	0	0
Commercial business	1	21	0	0
Consumer	38	189	7	9
Total	46	$478	8	$12

	At December 31,											
	2008				2007				2006			
	30-89 Days		90 Days or More		30-89 Days		90 Days or More		30-89 Days		90 Days or More	
	Number	Principal Balance	Number	Principal Balance	Number	Principal Balance	Number	Principal Balance	Number	Principal Balance	Number	Principal Balance
	(Dollars in thousands)											
Residential real estate	10	$537	2	$3	11	$546	0	$0	9	$381	2	$27
Nonresidential real estate	1	176	0	0	1	7	0	0	1	18	0	0
Construction	0	0	0	0	0	0	0	0	0	0	0	0
Commercial business	2	20	0	0	1	14	0	0	1	9	0	0
Consumer	69	273	8	30	47	195	9	43	78	334	6	16
Total	82	$1,006	10	$33	60	$762	9	$43	89	$742	8	$43

Source: Athens Bancshares Corporation's Prospectus

EXHIBIT 15

EXHIBIT 16

Nonperforming Assets
At December 31, 2004, 2005, 2006, 2007 and 2008, and
At June 30, 2009

	At June 30,	At December 31,				
	2009	2008	2007	2006	2005	2004
	(Dollars in thousands)					
Nonaccrual loans:						
Residential real estate	$ 443	$ 688	$ 149	$ 93	$ 431	$ 48
Nonresidential real estate	296	2,882	0	0	0	0
Construction	0	270	144	0	0	0
Commercial business	12	280	0	0	0	0
Consumer loans	36	19	23	44	66	35
Total	787	4,139	316	137	497	83
Accruing loans past due 90 days or more:						
Residential real estate	3	3	0	27	0	0
Nonresidential real estate	0	0	0	0	0	0
Construction	0	0	0	0	0	0
Commercial business	0	0	0	0	116	0
Consumer loans	9	30	43	16	17	0
Total	12	33	43	43	133	0
Total of nonaccrual and 90 days or more past due loans	799	4,172	359	180	630	83
Real estate owned	252	230	0	0	235	109
Other nonperforming assets	25	26	36	48	42	20
Total nonperforming assets	1,076	4,428	395	228	907	212
Troubled debt restructurings	1,178	267	219	210	214	129
Troubled debt restructurings and total nonperforming assets	$ 2,254	$ 4,695	$ 614	$ 438	$ 1,121	$ 341
Total nonperforming loans to total loans	0.41%	2.08%	0.20%	0.11%	0.45%	0.07%
Total nonperforming loans to total assets	0.44%	1.76%	0.17%	0.11%	0.48%	0.11%
Total nonperforming assets and troubled debt restructurings to total assets	0.93%	1.87%	0.27%	0.21%	0.59%	0.19%

Source: Athens Bancshares Corporation's Prospectus

EXHIBIT 17

Classified Assets
At December 31, 2006, 2007 and 2008, and
At June 30, 2009

	At June 30,	At December 31,		
	2009	2008	2007	2006
		(In thousands)		
Special mention assets	$ 2,695	$ 2,299	$ 3,171	$ 2,617
Substandard assets	4,461	6,514	1,122	728
Doubtful assets	0	0	0	0
Loss assets	37	34	47	734
Total classified assets	$ 7,193	$ 8,847	$ 4,340	$ 4,079

Source: Athens Bancshares Corporation's Prospectus

EXHIBIT 18

Allowance for Loan Losses
For the Years Ended December 31, 2004, 2005, 2006, 2007 and 2008, and For the Six Months Ended June 30, 2008 and 2009

	Six Months Ended June 30,		Years Ended December 31,				
	2009	2008	2008	2007	2006	2005	2004
	(Dollars in thousands)						
Allowance for loan losses at beginning of period	$ 3,083	$ 2,536	$ 2,536	$ 2,574	$ 2,059	$ 1,895	$ 1,830
Provision for loan losses	118	287	761	443	704	341	267
Charge-offs:							
Residential real estate	41	0	30	20	1	45	37
Nonresidential real estate	87	0	0	0	0	0	0
Construction	0	31	31	0	0	0	0
Commercial business	228	0	5	244	10	0	0
Consumer	129	124	258	265	234	213	227
Total charge-offs	$ 485	$ 155	$ 324	$ 529	$ 245	$ 258	$ 264
Recoveries:							
Residential real estate	20	0	2	0	0	7	6
Nonresidential real estate	0	0	0	0	0	0	0
Construction	0	0	0	0	0	0	0
Commercial business	0	0	0	0	0	0	0
Consumer	22	86	108	48	56	74	56
Total recoveries	42	86	110	48	56	81	62
Net charge-offs (recoveries)	443	69	214	481	189	177	202
Allowance for loan losses at end of period	$ 2,758	$ 2,754	3,083	$ 2,536	$ 2,574	$ 2,059	$ 1,895
Allowance for loan losses to nonperforming loans	345.04%	475.24%	73.87%	704.52%	1,457.43%	326.81%	2,285.64%
Allowance for loan losses to total loans outstanding at the end of the period	1.39%	1.45%	1.52%	1.37%	1.58%	1.44%	1.52%
Net charge-offs (recoveries) to average loans outstanding during the period	0.22%	0.04%	0.12%	0.29%	0.13%	0.14%	0.18%

Source: Athens Bancshares Corporation's Prospectus

EXHIBIT 19

Investment Securities
At December 31, 2006, 2007 and 2008, and at June 30, 2009

	At June 30, 2009		At December 31,					
			2008		2007		2006	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
				(Dollars in thousands)				
U.S. government agencies and corporations	$ 4,625	$ 4,640	$ 10,545	$ 10,649	$ 6,743	$ 6,676	$ 9,242	$ 8,968
States and political subdivisions	5,540	5,312	5,544	5,276	3,718	3,684	2,005	1,995
Mortgage-backed and related securities	12,307	12,671	14,332	14,589	12,532	12,621	8,654	8,501
Other investment securities available-for-sale	0	0	0	0	0	0	2,009	2,001
Total securities available-for-sale and held-to-maturity	22,472	22,623	30,421	30,514	22,993	22,981	21,910	21,465
Federal Home Loan Bank of Cincinnati common stock	2,899	2,899	2,899	2,899	2,786	2,786	2,786	2,786
Other investment securities held at cost	0	0	0	0	1,960	1,960	3,290	3,290
Total investments, at cost	2,899	2,899	2,899	2,899	4,746	4,746	6,076	6,076
Total	$ 25,371	$ 25,522	$ 33,320	$ 33,413	$ 27,739	$ 27,727	$ 27,986	$ 27,541

Source: Athens Bancshares Corporation's Prospectus

EXHIBIT 20

Mix of Deposits
At December 31, 2006, 2007 and 2008, and at June 30, 2009

	At June 30, 2009		At December 31, 2008		2007		2006	
	(Dollars in thousands)							
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Deposit type:								
Noninterest-bearing accounts	$ 7,963	3.92%	$ 7,289	3.53%	$ 7,807	3.96%	$ 11,169	6.52%
Demand and NOW accounts	40,171	19.80%	38,408	18.60%	35,413	17.94%	31,881	18.62%
Money market accounts	28,576	14.08%	22,130	10.72%	16,402	8.31%	12,544	7.33%
Passbook savings accounts	11,313	5.58%	10,505	5.09%	11,372	5.76%	11,985	7.00%
Certificates of deposit	114,897	56.62%	128,161	62.07%	126,350	64.03%	103,635	60.53%
Total	$ 202,920	100.00%	$ 206,493	100.00%	$ 197,344	100.00%	$ 171,214	100.00%

Source: Athens Bancshares Corporation's Prospectus

EXHIBIT 21

Time Deposits Classified by Maturity and Rate
At December 31, 2008 and at June 30, 2009
(Dollars in thousands)

	At June 30, 2009 Amount Due					
	Less than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years	Total	Percent of Total Time Deposit Accounts
	(Dollars in thousands)					
Interest Rate						
0.00 - 1.00%	$ 1,208	$ 0	$ 0	$ 0	$ 1,208	1.05%
1.01% - 2.00%	16,437	2,548	116	32	19,133	16.65%
2.01% - 3.00%	12,350	2,011	1,229	1,107	16,697	14.53%
3.01% - 4.00%	14,570	3,038	812	3,851	22,271	19.38%
4.01% - 5.00%	18,374	7,195	4,089	3,762	33,420	29.09%
5.01% - 6.00%	7,371	4,223	8,080	2,311	21,985	19.13%
6.01% - 7.00%	0	0	0	0	0	0.00%
7.01% - 8.00%	108	75	0	0	183	0.16%
Total	$ 70,418	$ 19,090	$ 14,326	$ 11,063	$ 114,897	100.00%

	At December 31, 2008 Amount Due					
	Less than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years	Total	Percent of Total Time Deposit Accounts
	(Dollars in thousands)					
Range:						
0.00 - 1.00%	$ 491	$ 57	$ 0	$ 0	$ 548	0.43%
1.01% - 2.00%	8,300	809	0	0	9,109	7.11%
2.01% - 3.00%	10,056	1,516	854	696	13,122	10.24%
3.01% - 4.00%	27,457	3,866	2,020	3,803	37,146	28.98%
4.01% - 5.00%	21,470	10,420	5,013	4,441	41,344	32.26%
5.01% - 6.00%	8,088	6,006	5,836	6,887	26,817	20.92%
6.01% - 7.00%	0	0	0	0	0	0.00%
7.01% - 8.00%	0	0	75	0	75	0.06%
Total	$ 75,862	$ 22,674	$ 13,798	$ 15,827	$ 128,161	100.00%

Source: Athens Bancshares Corporation's Prospectus

EXHIBIT 22

Deposit Activity
For the Years Ended December 31, 2006, 2007 and 2008, and
For the Six Months Ended June 30, 2008 and 2009

	Six Months Ended June 30,		Year Ended December 31,		
	2009	2008	2008	2007	2006
			(In thousands)		
Beginning balance	$ 206,494	$ 197,344	$ 197,344	$ 170,933	$ 154,180
Increase (decrease) before interest credited	$ (5,359)	$ 4,531	$ 4,162	$ 20,705	$ 13,337
Interest credited	1,785	3,007	4,988	5,706	3,697
Net increase (decrease) in deposits	(3,574)	7,538	9,150	26,411	17,034
Ending balance	$ 202,920	$ 204,882	$ 206,494	$ 197,344	$ 171,214

Source: Athens Bancshares Corporation's Prospectus

EXHIBIT 22

EXHIBIT 23

Borrowed Funds
At or for the Years Ended December 31, 2006, 2007 and 2008, and
At or for the Six Months Ended June 30, 2008 and 2009

	At or for the Six Months Ended June 30,		At or for the Years Ended December 31,		
	2009	2008	2008	2007	2006
	(Dollars in thousands)				
Maximum balance outstanding at any month-end during period:					
FHLB advances	$ 14,422	$ 11,282	$ 16,310	$ 15,622	$ 18,637
Securities sold under agreements to repurchase	1,292	2,098	2,098	1,927	2,336
Average balance outstanding during the period:					
FHLB advances	$ 11,573	$ 7,226	$ 9,690	$ 11,035	$ 12,956
Securities sold under agreements to repurchase	1,155	1,660	1,400	1,692	1,667
Weighted average interest rate during the period:					
FHLB advances	3.67%	3.95%	3.78%	4.13%	4.15%
Securities sold under agreements to repurchase	0.81%	1.81%	1.62%	2.14%	2.08%
Balance outstanding at end of period:					
FHLB advances	$ 10,378	$ 11,282	$ 16,310	$ 5,532	$ 15,630
Securities sold under agreements to repurchase	972	1,398	912	1,151	1,681
Weighted average interest rate at end of period:					
FHLB advances	4.10%	3.74%	3.25%	4.42%	4.23%
Securities sold under agreements to repurchase	0.96%	1.55%	0.99%	2.15%	2.15%

Source: Athens Bancshares Corporation's Prospectus

EXHIBIT 24

OFFICES OF ATHENS FEDERAL COMMUNITY BANK
ATHENS, TENNESSEE
As of June 30, 2009

Location	Leased or Owned	Lease Expiration Date	Year Acquired	Net Book Value at June 30, 2009
				(Dollars in thousands)
Main Office 106 Washington Avenue Athens, Tennessee 37303	Owned	--	1962	$ 1,268
Branch Offices: 1103 Decatur Pike Athens, Tennessee 37303	Owned	--	1980	200
3855 North Ocoee Street Cleveland, Tennessee 37312	Leased [1]	02/2012	2007	--
950 25th Street Cleveland, Tennessee 37311	Leased [2]	12/2017	2007	--
523 Tennessee Avenue Etowah, Tennessee 37331	Owned	--	1977	724
4785 New Highway 68 Madisonville, Tennessee 37875	Owned	--	2005	908
800 Highway 68 Sweetwater, Tennessee 37874	Owned	--	1995	236
Other Offices: Athens Lending Center 106 Hornsby Street Athens, Tennessee 37303	Owned	--	1998	526
Southland Finance Company 516 South Congress Parkway Athens, Tennessee 37303	Leased [3]	Month-to Month	1996	--
Valley Title Services, LLC dba Sweetwater Valley Title 202 N. White Street Athens, Tennessee 37303	Leased [4]	10/2009	2007	--
Valley Title Services, LLC dba Title Company of Monroe County New Highway 68 Sweetwater, Tennessee	Leased	Month-to Month	2007	--
Valley Title Services, LLC 205 Decatur Pike Athens, Tennessee 37303	Owned		2007	218

[1] Lease expires in February 2012.
[2] Lease expires in December 2017.
[3] Property is leased on a month-to-month basis.
[4] Lease expires in October 2009.

Source: Athens Bancshares Corporation's Prospectus

EXHIBIT 25

DIRECTORS AND MANAGEMENT OF THE BANK
At June 30, 2009

Name	Position(s) Held with the Bank	Age	Director Since
G. Timothy Howard	Chairman	51	2001
G. Scott Hannah	Vice Chairman	58	2003
Jeffrey L. Cunningham	Director, President and Chief Executive Officer	51	1992
Dr. James L. Carter, Jr.	Director	71	1987
Elaine M. Cathcart	Director	62	1993
M. Darrell Murray	Director	63	1993
Lyn B. Thompson	Director	50	2005
Larry D. Wallace	Director	65	2006
Jay L. Leggett, Jr.	City President Cleveland	44	--
Michael R. Hutsell	Vice President/Chief Operating Officer and Chief Financial Officer	42	--
Ross A. Millsaps	Vice President and Chief Credit Officer	42	--

Source: Athens Bancshares Corporation's Prospectus

EXHIBIT 26

Key Demographic Data and Trends
Bradley, McMinn, Meigs, Monroe and Polk Counties, Tennessee and the United States
1990, 2000, 2008 and 2013

	1990	2000	1990-2000 % Change	2008	2000-2008 % Change	2013	2008-2013 % Change
Population							
Bradley County	73,712	87,965	19.3%	96,062	9.2%	101,276	5.4%
McMinn County	42,383	49,015	15.6%	51,933	6.0%	53,373	2.8%
Meigs County	8,033	11,086	38.0%	12,148	9.6%	12,781	5.2%
Monroe County	30,541	38,961	27.6%	44,701	14.7%	49,265	10.2%
Polk County	13,643	16,050	17.6%	16,255	1.3%	16,235	(0.1)%
Tennessee	4,877,185	5,689,283	16.7%	6,244,163	9.8%	6,623,109	6.1%
United States	248,709,873	281,421,906	13.2%	309,299,265	9.9%	328,770,749	6.3%
Households							
Bradley County	27,604	34,281	24.2%	38,593	12.6%	41,070	6.4%
McMinn County	16,351	19,721	20.6%	21,347	8.2%	22,109	3.6%
Meigs County	2,996	4,304	43.7%	4,812	11.8%	5,099	6.0%
Monroe County	11,363	15,329	34.9%	18,035	17.7%	20,079	11.3%
Polk County	5,092	6,448	26.6%	6,762	4.9%	6,843	1.2%
Tennessee	1,853,725	2,232,905	20.5%	2,494,413	11.7%	2,661,510	6.7%
United States	91,947,410	105,480,101	14.7%	118,368,701	12.2%	123,932,585	4.7%
Per Capita Income							
Bradley County	$ 11,768	$ 18,108	53.9%	$ 23,303	28.7%	--	--
McMinn County	10,508	16,725	59.2%	20,768	24.2%	--	--
Meigs County	9,237	14,551	57.5%	17,764	22.1%	--	--
Monroe County	9,080	14,951	64.7%	18,721	25.2%	--	--
Polk County	9,311	16,025	72.1%	20,283	26.6%	--	--
Tennessee	12,255	19,393	58.2%	25,536	31.7%	--	--
United States	14,420	21,587	49.7%	28,151	30.4%	--	--
Median Household Income							
Bradley County	$ 25,678	$ 35,034	36.4%	$ 44,519	27.1%	$ 52,432	17.8%
McMinn County	21,901	31,919	45.7%	40,434	26.7%	47,074	16.4%
Meigs County	20,181	29,354	45.5%	36,290	23.6%	40,748	12.3%
Monroe County	19,932	30,337	52.2%	37,491	23.6%	42,192	12.5%
Polk County	21,663	29,643	36.8%	36,952	24.7%	41,309	11.8%
Tennessee	24,807	36,360	46.6%	47,768	31.4%	57,268	19.9%
United States	30,056	41,994	39.7%	54,749	30.4%	64,042	17.0%

Source: Census Bureau and ESRI

EXHIBIT 27

Key Housing Data
Bradley, McMinn, Meigs, Monroe and Polk Counties,
Tennessee and the United States
1990 & 2000

Occupied Housing Units		1990	2000
Bradley County		27,604	34,281
McMinn County		16,351	19,721
Meigs County		2,996	4,304
Monroe County		11,363	15,329
Polk County		5,092	6,448
Tennessee		1,853,725	2,232,905
United States		91,947,410	105,480,101
Occupancy Rate			
Bradley County			
	Owner-Occupied	68.8%	68.6%
	Renter-Occupied	31.2%	31.4%
McMinn County			
	Owner-Occupied	76.1%	75.7%
	Renter-Occupied	23.9%	24.3%
Meigs County			
	Owner-Occupied	80.0%	81.9%
	Renter-Occupied	20.0%	18.1%
Monroe County			
	Owner-Occupied	79.7%	78.3%
	Renter-Occupied	20.3%	21.7%
Polk County			
	Owner-Occupied	82.9%	80.8%
	Renter-Occupied	17.1%	19.2%
Tennessee			
	Owner-Occupied	68.0%	69.9%
	Renter-Occupied	32.0%	30.1%
United States			
	Owner-Occupied	64.2%	66.2%
	Renter-Occupied	35.8%	33.8%
Median Housing Values			
Bradley County		$ 55,000	$ 91,700
McMinn County		44,700	80,300
Meigs County		42,900	87,200
Monroe County		40,700	79,400
Polk County		37,700	72,100
Tennessee		58,000	93,000
United States		78,500	119,600
Median Rent			
Bradley County		$ 329	$ 455
McMinn County		269	409
Meigs County		268	365
Monroe County		265	396
Polk County		258	345
Tennessee		347	505
United States		374	602

Source: U.S. Census Bureau

EXHIBIT 28

Major Sources of Employment by Industry Group
Bradley, McMinn, Meigs, Monroe and Polk Counties,
Tennessee and the United States
1990 and 2000

	1990						
Industry Group	Bradley County	McMinn County	Meigs County	Monroe County	Polk County	Tennessee	United States
Agriculture/Mining	1.7%	3.5%	4.6%	3.8%	3.9%	2.6%	1.3%
Construction	5.5%	6.4%	8.9%	8.5%	7.2%	6.3%	4.8%
Manufacturing	38.6%	40.7%	33.8%	39.7%	44.8%	23.3%	19.2%
Transportation/Utilities	4.6%	6.7%	12.2%	7.0%	6.1%	7.6%	5.9%
Wholesale/Retail	17.8%	16.9%	17.3%	16.1%	13.3%	21.4%	27.5%
Finance, Insurance & Real Estate	3.5%	3.3%	2.9%	3.0%	3.7%	5.3%	7.3%
Services	28.3%	22.5%	20.3%	21.9%	21.0%	33.5%	34.0%

	2000						
	Bradley County	McMinn County	Meigs County	Monroe County	Polk County	Tennessee	United States
Agriculture/Mining	1.4%	2.3%	2.8%	3.8%	4.8%	1.4%	1.9%
Construction	7.5%	7.3%	9.8%	8.6%	9.2%	7.3%	6.8%
Manufacturing	28.9%	35.5%	33.2%	36.8%	36.3%	18.9%	14.1%
Wholesale/Retail	15.1%	13.0%	12.2%	11.9%	13.7%	15.6%	15.3%
Transportation/Utilities	3.9%	5.7%	6.4%	4.6%	4.6%	6.3%	5.2%
Information	1.7%	1.1%	1.0%	1.1%	1.3%	2.4%	3.1%
Finance, Insurance & Real Estate	3.9%	3.8%	3.3%	2.9%	2.5%	5.8%	6.9%
Services	37.5%	31.4%	31.4%	30.5%	27.7%	42.3%	46.7%

Source: Bureau of the Census

EXHIBIT 29

Unemployment Rates
Bradley,McMinn, Meigs, Monroe and Polk Counties,
Tennessee and the United States
For the Years 2005 through June of 2009

Location	2005	2006	2007	2008	June 2009
Bradley County	5.3%	5.0%	4.6%	6.2%	10.0%
McMinn County	6.1%	5.6%	5.7%	8.5%	14.9%
Meigs County	8.7%	6.4%	6.7%	7.3%	15.3%
Monroe County	6.1%	5.7%	6.0%	9.7%	18.6%
Polk County	5.9%	5.6%	5.2%	7.9%	12.7%
Tennessee	6.4%	4.8%	5.1%	5.6%	11.1%
United States	5.1%	4.6%	4.6%	5.8%	9.7%

Source: Local Area Unemployment Statistics - U.S. Bureau of Labor

EXHIBIT 30

Market Share of Deposits
Bradley, McMinn, Meigs, Monroe and Polk Counties
June 30, 2008

		Bradley County Deposits ($000)	Athens Federal's Deposits ($000)	Athens Federal's Share (%)
Banks		$ 1,459,685	—	—
Thrifts		16,389	$ 16,389	100.0%
	Total	$ 1,476,074	$ 16,389	1.1%

		McMinn County Deposits ($000)	Athens Federal's Deposits ($000)	Athens Federal's Share (%)
Banks		$ 671,374	—	—
Thrifts		169,509	$ 169,509	100.0%
	Total	$ 840,883	$ 169,509	20.2%

		Meigs County Deposits ($000)	Athens Federal's Deposits ($000)	Athens Federal's Share (%)
Banks		$ 91,545	—	—
Thrifts		0	$ 0	0.0%
	Total	$ 91,545	$ 0	0.0%

		Monroe County Deposits ($000)	Athens Federal's Deposits ($000)	Athens Federal's Share (%)
Banks		$ 463,686	—	—
Thrifts		133,266	$ 19,101	14.3%
	Total	$ 596,952	$ 19,101	3.2%

		Polk County Deposits ($000)	Athens Federal's Deposits ($000)	Athens Federal's Share (%)
Banks		$ 178,363	—	—
Thrifts		5,105	$ 0	0.0%
	Total	$ 183,468	$ 0	0.0%

		Total Market Area Deposits ($000)	Athens Federal's Deposits ($000)	Athens Federal's Share (%)
Banks		$ 6,189,271	—	—
Thrifts		4,734,691	$ 204,999	4.3%
	Total	$ 10,923,962	$ 204,999	1.9%

Source: FDIC

EXHIBIT 31

National Interest Rates by Quarter
2005 - 2nd Quarter of 2009

	1st Qtr. 2005	2nd Qtr. 2005	3rd Qtr. 2005	4th Qtr. 2005
Prime Rate	5.75%	6.00%	6.25%	6.75%
90-Day Treasury Bills	3.12%	3.46%	4.28%	4.71%
1-Year Treasury Bills	3.37%	3.99%	4.60%	4.93%
30-Year Treasury Notes	6.25%	5.38%	5.28%	5.19%

	1st Qtr. 2006	2nd Qtr. 2006	3rd Qtr. 2006	4th Qtr. 2006
Prime Rate	7.50%	8.25%	8.25%	8.25%
90-Day Treasury Bills	4.87%	5.09%	5.12%	4.93%
1-Year Treasury Bills	5.23%	5.05%	4.88%	4.79%
30-Year Treasury Notes	5.26%	4.98%	4.66%	4.68%

	1st Qtr. 2007	2nd Qtr. 2007	3rd Qtr. 2007	4th Qtr. 2007
Prime Rate	8.25%	8.25%	7.75%	7.25%
90-Day Treasury Bills	4.87%	4.84%	4.19%	3.31%
1-Year Treasury Bills	4.75%	5.00%	4.16%	3.59%
30-Year Treasury Notes	4.72%	5.19%	5.26%	4.96%

	1st Qtr. 2008	2nd Qtr. 2008	3rd Qtr. 2008	4th Qtr. 2008
Prime Rate	5.25%	5.00%	5.00%	3.25%
90-Day Treasury Bills	1.33%	1.86%	1.42%	0.04%
1-Year Treasury Bills	1.93%	2.46%	1.95%	0.40%
30-Year Treasury Notes	4.31%	4.53%	4.30%	2.69%

	1st Qtr. 2009	2nd Qtr. 2009
Prime Rate	3.25%	3.25%
90-Day Treasury Bills	0.23%	0.19%
1-Year Treasury Bills	0.59%	0.53%
30-Year Treasury Notes	4.16%	4.20%

Source: The Wall Street Journal

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares, Inc	AK	OTC BB	4.02	26.40	2.75	(10.67)	(2.26)	0.29	0.00	-1.79	15.74	1.41	(1.93)
SCBS	Southern Community Bancshares	AL	Pink Sheet	8.75	12.00	6.30	N/A	N/A	0.09	0.33	N/A	68.21	9.41	20.56
SZBI	SouthFirst Bancshares, Inc	AL	OTC BB	6.40	16.05	2.75	106.45	N/A	0.18	0.00	-6.32	77.53	5.34	(3.65)
SUPR	Superior Bancorp	AL	NASDAQ	2.92	14.90	1.73	(7.89)	(17.14)	0.32	0.00	-0.15	10.69	0.82	(0.53)
FFBH	First Federal Bancshares of Arkansas, Inc	AR	NASDAQ	4.07	25.95	3.16	(46.25)	(0.47)	0.16	0.34	-8.34	26.95	2.42	(9.74)
BOFI	BOFI Holding, Inc	CA	NASDAQ	6.60	11.52	3.40	38.95	0.55	0.16	0.00	9.86	57.61	3.47	4.70
BYFC	Broadway Financial Corp	CA	NASDAQ	5.50	13.46	3.84	43.08	0.68	0.28	0.20	9.23	44.10	2.25	5.66
SCHW	Charles Schwab Corporation	CA	NASDAQ	17.75	26.00	8.47	9.77	0.90	0.05	0.24	19.51	441.09	32.68	19.90
FPTB	First PacTrust Bancorp, Inc	CA	NASDAQ	6.15	30.51	5.67	(36.27)	N/A	0.21	0.52	-11.84	38.06	3.26	(14.58)
FFED	FirstFed Financial Corp	CA	Pink Sheet	0.48	69.23	0.11	(72.57)	(28.95)	0.47	0.00	-0.01	3.30	0.08	(0.02)
HWFG	Harrington West Financial Group, Inc	CA	NASDAQ	1.24	19.63	1.10	(38.00)	N/A	0.15	0.01	-0.50	49.18	1.24	(0.68)
MLGF	Malaga Financial Corp	CA	OTC BB	12.25	15.00	7.50	22.50	N/A	NA	N/A	N/A	NA	N/A	N/A
PROV	Provident Financial Holdings, Inc	CA	NASDAQ	7.13	32.80	4.00	57.74	(1.20)	0.25	0.16	-4.62	29.98	2.18	(5.78)
SNLS	San Luis Trust Bank, Federal Savings Bank	CA	OTC BB	2.00	21.75	1.00	(25.93)	N/A	0.07	N/A	-3.28	20.52	1.98	8.06
UPFC	United PanAm Financial Corp	CA	Pink Sheet	3.20	31.98	0.82	101.26	(0.36)	0.04	0.00	-4.02	14.64	3.29	4.91
HCBC	High Country Bancorp, Inc	CO	Pink Sheet	25.00	N/A	10.50	92.31	N/A	0.25	N/A	13.81	54.58	5.45	24.03
UWBK	United Western Bancorp, Inc	CO	NASDAQ	6.11	25.99	4.50	(34.72)	1.51	0.33	0.24	6.25	53.50	2.86	4.15
NEBS	New England Bancshares, Inc	CT	NASDAQ	6.62	13.65	5.16	(17.25)	(0.43)	0.11	0.14	-12.80	52.68	5.20	(16.33)
NAL	NewAlliance Bancshares, Inc	CT	NYSE	12.03	16.86	9.55	(8.66)	0.43	0.08	0.28	26.95	87.26	14.31	32.70
PBCT	People's United Financial, Inc	CT	NASDAQ	16.39	45.79	14.58	(8.08)	0.41	0.06	0.60	36.78	101.21	24.98	45.53
IFSB	Independence Federal Savings Bank	DC	NASDAQ	2.03	20.60	1.75	(41.16)	(0.57)	0.12	0.00	-5.22	54.17	2.48	(3.47)
WSFS	WSFS Financial Corp	DE	NASDAQ	31.89	70.69	17.34	(33.55)	0.25	0.58	N/A	108.80	62.18	4.71	75.93
BBX	BankAtlantic Bancorp, Inc	FL	NYSE	6.15	19.99	0.67	(25.00)	(24.48)	0.47	0.18	-0.16	26.04	0.82	(0.35)
BKUNQ	BankUnited Financial Corp	FL	Pink Sheet	0.17	32.74	0.16	N/A	(5.77)	0.40	0.02	-0.17	5.94	0.24	(0.04)
BFCF	BFC Financial Corporation	FL	Pink Sheet	0.43	11.02	0.11	72.00	N/A	0.13	0.00	-0.26	19.16	0.31	0.51
FCFL	First Community Bank Corp of America	FL	NASDAQ	3.70	22.00	3.50	(22.11)	N/A	0.13	0.00	-3.20	46.84	2.81	(3.37)
EBDC	Ebank Financial Services, Inc	GA	OTC BB	0.02	2.09	0.00	N/A	0.14	0.02	0.00	-17.90	69.94	5.29	1.08
FFSX	First Federal Bankshares, Inc	IA	NASDAQ	1.14	23.67	0.98	(38.38)	N/A	0.15	0.00	-0.23	134.26	0.85	(0.39)
CASH	Meta Financial Group, Inc	IA	NASDAQ	22.10	41.98	6.59	145.56	N/A	0.31	0.52	-15.25	127.23	6.84	(16.67)
FFFD	North Central Bancshares, Inc	IA	NASDAQ	15.02	41.98	9.65	30.55	(3.51)	0.34	0.04	-4.02	51.42	4.11	(4.55)
NTWB	Northwest Bank & Trust	IA	Pink Sheet	N/A	N/A	N/A	N/A	250.24	21.04	220.00	N/A	NA	N/A	N/A
HOME	Home Federal Bancorp, Inc	ID	NASDAQ	11.41	15.77	7.01	6.44	(0.04)	0.04	0.22	-264.61	83.46	25.29	(330.20)
AFBA	Allied First Bancorp, Inc	IL	OTC BB	2.00	4.25	1.06	(52.94)	(5.80)	0.31	0.00	-0.73	25.25	1.36	(0.34)
BFIN	BankFinancial Corp	IL	NASDAQ	9.84	18.49	7.42	(3.44)	N/A	0.07	0.28	-9.93	71.79	12.06	(896.75)

EXHIBIT 32

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

		State	Exchange	PER SHARE Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ESDF	East Side Financial	IL	Pink Sheet	21.00	39.50	15.00	N/A	1.87	0.52	0.20	23.12	81.01	7.52	12.28
FIRT	First BancTrust Corp	IL	Pink Sheet	5.35	13.49	4.85	(12.30)	N/A	0.18	N/A	N/A	49.38	4.45	N/A
FCLF	First Clover Leaf Financial Corp	IL	NASDAQ	7.50	12.15	6.40	9.33	(0.74)	0.07	0.24	-9.56	72.26	9.58	(9.85)
GTPS	Great American Bancorp, Inc	IL	OTC BB	31.00	34.75	24.58	(1.59)	2.24	0.28	N/A	13.84	108.13	11.09	N/A
MCPH	Midland Capital Holdings Corp	IL	OTC BB	27.00	45.00	16.07	N/A	1.39	0.32	0.96	23.60	88.74	10.33	19.31
PFED	Park Bancorp, Inc	IL	NASDAQ	7.60	35.34	3.00	69.64	N/A	0.19	0.09	-3.68	45.20	5.20	(4.19)
RYFL	Royal Financial, Inc	IL	OTC BB	3.00	17.75	2.95	(41.41)	N/A	0.04	N/A	N/A	NA	7.99	N/A
TMEB	Terme Bancorp, Inc	IL	Pink Sheet	0.02	1.25	0.01	N/A	9938.69	0.00	N/A	0.00	-64.62	550.43	0.01
WFBS	Washington Federal Bank for Savings	IL	Pink Sheet	N/A	N/A	N/A	N/A	N/A	NA	N/A	N/A	NA	N/A	N/A
WTWN	West Town Bancorp, Inc	IL	Pink Sheet	8.00	16.50	7.00	N/A	1.35	0.30	0.00	N/A	NA	N/A	6.15
AMFC	AMB Financial Corp	IN	OTC BB	3.10	16.35	1.65	(18.21)	N/A	0.19	0.18	-6.15	25.31	1.77	(5.77)
ASBI	Ameriana Bancorp	IN	NASDAQ	3.25	17.15	2.40	(41.76)	(0.20)	0.16	0.16	-18.51	33.79	2.28	(14.59)
BRBI	Blue River Bancshares, Inc	IN	OTC BB	3.00	6.94	2.50	(13.04)	0.05	0.08	N/A	81.02	121.09	5.13	48.80
CITZ	CFS Bancorp, Inc	IN	NASDAQ	4.26	15.12	1.75	9.33	N/A	0.10	0.18	-5.01	39.44	4.15	(4.83)
DSFN	DSA Financial Corp	IN	OTC BB	7.04	15.00	6.52	(25.90)	N/A	0.08	N/A	17.14	69.35	9.01	17.13
FFWC	FFW Corp	IN	OTC BB	9.80	26.00	9.59	N/A	(0.90)	0.29	0.85	-15.00	93.20	5.90	(10.52)
FDLB	Fidelity Federal Bancorp	IN	Pink Sheet	15.00	25.32	5.00	N/A	0.54	0.22	0.00	41.35	125.82	10.20	31.18
FBPI	First Bancorp of Indiana, Inc	IN	OTC BB	7.50	22.58	5.50	(16.67)	N/A	0.21	N/A	N/A	40.55	3.31	9.65
FCAP	First Capital, Inc	IN	NASDAQ	15.75	19.55	12.17	3.08	0.78	0.16	0.72	22.25	103.16	10.69	20.03
FSFG	First Savings Financial Group, Inc	IN	NASDAQ	10.19	10.23	8.99	3.87	N/A	0.10	0.00	N/A	47.99	10.19	(272.67)
HWEN	Home Financial Bancorp	IN	OTC BB	3.99	9.00	2.51	(20.20)	N/A	0.05	0.12	16.51	69.55	7.52	17.03
LOGN	Logansport Financial Corp	IN	OTC BB	12.21	N/A	8.50	(27.10)	1.58	0.20	N/A	6.96	47.15	5.37	7.61
LSBI	LSB Financial Corp	IN	NASDAQ	12.98	29.02	8.50	30.58	0.85	0.24	0.75	15.91	61.04	5.58	15.31
MFSF	MutualFirst Financial, Inc	IN	NASDAQ	7.30	24.91	3.51	8.15	(4.49)	0.20	0.56	-1.99	48.30	4.52	(2.39)
NIDB	Northeast Indiana Bancorp, Inc	IN	OTC BB	9.25	22.72	4.00	40.15	N/A	0.20	N/A	16.99	33.58	2.95	23.67
NWIN	Northwest Indiana Bancorp	IN	OTC BB	18.05	38.00	16.00	(24.79)	N/A	0.24	1.40	9.42	99.03	7.94	9.53
PBNI	Peoples Bancorp	IN	Pink Sheet	12.65	24.20	7.55	N/A	0.89	0.15	0.76	16.69	73.55	9.78	14.09
RIVR	River Valley Bancorp	IN	NASDAQ	12.25	24.15	9.15	(2.39)	0.92	0.26	0.84	13.35	76.94	4.78	13.11
TDCB	Third Century Bancorp	IN	OTC BB	4.75	14.00	4.00	(31.75)	N/A	0.09	N/A	N/A	41.15	5.28	N/A
BHDB	Brotherhood Bancshares, Inc	KS	Pink Sheet	90.00	N/A	84.70	(16.67)	N/A	NA	N/A	N/A	NA	N/A	N/A
FFSL	First Independence Corp	KS	OTC BB	9.05	22.00	9.05	(16.28)	N/A	0.24	0.75	6.07	49.49	4.29	5.15
CKFB	CKF Bancorp, Inc	KY	OTC BB	6.38	19.12	4.75	16.00	N/A	0.27	0.40	-9.05	21.74	2.20	(3.81)
HFBC	Hopfed Bancorp, Inc	KY	NASDAQ	10.64	17.79	8.13	6.53	1.03	0.28	0.48	9.47	43.82	3.49	11.68
FPBF	FPB Financial Corp	LA	Pink Sheet	26.00	42.42	22.50	15.56	N/A	0.51	0.78	N/A	76.09	5.13	25.35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
GLBP	Globe Bancorp, Inc	LA	OTC BB	18.00	25.00	15.00	4.35	N/A	NA	N/A	N/A	NA	N/A	N/A
GSLA	GS Financial Corp	LA	NASDAQ	15.00	21.75	10.56	20.00	0.77	0.21	0.30	21.15	73.75	7.83	13.27
HIBE	Hibernia Homestead Bancorp, Inc	LA	OTC BB	14.00	14.00	14.00	N/A	N/A	0.05	N/A	N/A	NA	N/A	N/A
HBCP	Home Bancorp, Inc	LA	NASDAQ	12.40	12.50	9.02	27.18	N/A	0.06	0.00	N/A	81.86	20.20	29.48
LABC	Louisiana Bancorp, Inc	LA	NASDAQ	13.50	14.25	9.98	5.47	0.54	0.06	0.00	24.73	89.01	22.00	26.29
TSH	Teche Holding Company	LA	AMEX	35.15	54.25	22.40	40.54	3.43	0.38	1.40	9.65	98.99	8.78	10.13
BHLB	Berkshire Hills Bancorp, Inc	MA	NASDAQ	23.03	39.14	19.00	(25.37)	1.12	0.19	0.64	18.56	70.95	10.78	18.76
BRKL	Brookline Bancorp, Inc	MA	NASDAQ	10.91	16.59	7.57	2.44	0.25	0.04	0.74	37.00	113.28	20.83	41.77
CEBK	Central Bancorp, Inc	MA	NASDAQ	8.95	36.00	3.40	84.96	(4.77)	0.34	0.59	-1.68	40.63	2.34	(2.42)
CBNK	Chicopee Bancorp, Inc	MA	NASDAQ	12.80	16.15	10.16	7.56	(0.06)	0.08	0.00	-223.71	88.71	15.48	(317.16)
DNBK	Danvers Bancorp, Inc.	MA	NASDAQ	12.71	15.27	9.46	(4.94)	N/A	0.11	0.08	N/A	102.27	12.74	142.85
HBNK	Hampden Bancorp, Inc	MA	NASDAQ	10.72	12.50	7.87	17.28	0.04	0.08	N/A	236.31	77.21	13.14	259.83
HIFS	Hingham Institution for Savings	MA	NASDAQ	32.00	45.00	23.00	27.57	N/A	0.41	1.26	8.88	102.18	7.40	9.47
LEGC	Legacy Bancorp, Inc	MA	NASDAQ	11.57	16.30	8.04	8.33	(0.27)	0.11	0.20	-41.15	78.80	10.23	57.68
LSBX	LSB Corp	MA	NASDAQ	12.20	20.55	7.31	66.89	(0.66)	0.18	0.50	-15.53	76.76	5.77	(21.35)
MFLR	Mayflower Bancorp, Inc	MA	NASDAQ	8.20	19.01	4.53	51.85	0.02	0.12	0.40	391.13	70.65	5.47	13.18
UBNK	United Financial Bancorp, Inc	MA	NASDAQ	12.86	15.95	10.25	(15.06)	0.38	0.08	0.28	36.00	105.06	18.11	36.66
WFD	Westfield Financial, Inc	MA	NASDAQ	9.21	34.90	8.27	(10.76)	0.17	0.04	0.60	53.35	108.79	24.04	56.96
ABKH	American Bank Holdings, Inc	MD	OTC BB	NA	NA	11.40	N/A	1.48	0.10	0.00	8.28	129.26	12.62	N/A
BCSB	BCSB Bancorp, Inc	MD	NASDAQ	8.04	17.99	5.82	(7.72)	0.02	0.19	0.00	464.03	51.36	4.30	65.33
PCGO	Prince George's Federal Savings Bank	MD	Pink Sheet	19.00	25.25	13.05	0.00	N/A	NA	N/A	N/A	NA	N/A	N/A
SVBI	Severn Bancorp, Inc	MD	NASDAQ	3.12	21.82	2.39	(26.93)	N/A	0.10	0.18	-3.51	27.32	3.11	(4.00)
WSB	WSB Holdings, Inc	MD	NASDAQ	2.12	16.30	1.80	(28.86)	N/A	0.06	0.18	-11.16	37.27	4.38	(8.18)
CTZN	Citizens First Bancorp, Inc	MI	NASDAQ	1.20	32.15	0.55	(42.86)	(10.65)	0.25	0.00	-0.08	10.88	0.33	(0.11)
FFNM	First Federal of Northern Michigan Bancorp, Inc	MI	NASDAQ	2.05	27.00	0.66	64.00	N/A	0.08	0.05	-2.25	21.46	2.63	(2.10)
FBC	Flagstar Bancorp, Inc	MI	NYSE	0.74	22.74	0.50	4.23	(4.78)	0.04	0.00	-0.14	34.80	1.93	(0.92)
STBI	Sturgis Bancorp, Inc	MI	OTC BB	7.00	N/A	6.50	(12.39)	N/A	0.19	N/A	N/A	60.94	4.00	N/A
HMNF	HMN Financial, Inc	MN	NASDAQ	4.12	36.09	1.52	(1.44)	(6.34)	0.25	0.25	-0.55	19.56	1.41	(0.82)
REDW	Redwood Financial, Inc	MN	Pink Sheet	12.25	12.90	12.00	(2.00)	N/A	NA	N/A	N/A	NA	N/A	N/A
WEFP	Wells Financial Corp	MN	OTC BB	18.10	N/A	14.00	18.53	N/A	0.34	1.04	N/A	59.66	4.71	8.96
CCFC	CCSB Financial Corporation	MO	OTC BB	6.25	14.50	5.25	N/A	N/A	NA	N/A	N/A	NA	N/A	N/A
FBSI	First Bancshares, Inc	MO	NASDAQ	10.00	22.25	6.84	(36.71)	(1.88)	0.16	0.10	-4.57	53.72	5.48	(5.15)
LXMO	Lexington B & L Financial Corp	MO	Pink Sheet	18.50	N/A	14.25	N/A	1.24	0.19	0.55	12.39	75.02	8.16	15.34
LBCP	Liberty Bancorp, Inc	MO	NASDAQ	7.25	37.50	5.80	(2.55)	0.56	0.11	0.10	13.00	61.11	6.88	13.55

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
NASB	NASB Financial, Inc	MO	NASDAQ	30.52	46.95	12.48	13.04	1.73	0.21	0.90	16.51	138.95	13.93	18.09
PULB	Pulaski Financial Corp	MO	NASDAQ	8.05	19.13	4.09	20.33	(0.06)	0.15	0.38	-115.98	76.87	4.41	14.86
CSBC	Citizens South Banking Corp	NC	NASDAQ	5.85	14.27	4.12	(2.34)	0.20	0.11	0.30	25.14	46.36	4.63	17.88
KSBI	KS Bancorp, Inc	NC	OTC BB	9.25	35.00	8.05	(53.73)	N/A	0.24	0.25	77.69	72.17	4.12	116.47
LTLB	Little Bank, Inc	NC	OTC BB	10.25	23.25	8.80	(19.61)	N/A	0.13	N/A	30.13	113.79	8.90	26.53
SSFC	South Street Financial Corp	NC	OTC BB	N/A	N/A	2.00	N/A	0.44	0.09	0.40	21.30	108.51	9.94	N/A
TONE	TierOne Corp	NE	NASDAQ	2.29	34.97	1.28	(38.93)	N/A	0.18	0.00	-1.27	15.19	1.17	(1.53)
GUAA	Guaranty Bancorp, Inc	NH	Pink Sheet	34.00	N/A	N/A	0.00	N/A	NA	N/A	N/A	NA	N/A	N/A
MNKB	Monadnock Bancorp, Inc	NH	OTC BB	3.50	14.00	2.95	(0.57)	N/A	NA	N/A	-122.12	NA	N/A	(23.28)
NHTB	New Hampshire Thrift Bancshares, Inc	NH	NASDAQ	9.60	18.40	6.25	24.42	N/A	0.16	0.52	9.90	65.89	6.22	9.31
CBNJ	Cape Bancorp, Inc	NJ	NASDAQ	8.70	10.07	6.60	(5.95)	(3.39)	0.08	0.00	-2.55	80.35	10.34	(3.95)
HCBK	Hudson City Bancorp, Inc	NJ	NASDAQ	13.44	20.42	8.53	(15.79)	1.03	0.11	N/A	12.89	135.19	12.11	14.01
OCFC	OceanFirst Financial Corp	NJ	NASDAQ	13.45	25.87	7.29	(18.98)	1.18	0.15	0.80	10.16	118.82	7.75	11.26
PBCI	Pamrapo Bancorp, Inc	NJ	NASDAQ	7.94	26.40	5.20	5.45	(0.54)	0.12	0.64	-17.09	90.49	7.92	(14.69)
PFS	Provident Financial Services, Inc	NJ	NYSE	11.04	19.64	7.90	(27.84)	(2.08)	0.11	N/A	-4.39	62.40	8.16	(5.61)
RBLG	Roebling Financial Corp, Inc	NJ	OTC BB	4.10	14.00	3.80	(36.92)	N/A	0.10	N/A	-21.40	54.78	5.31	(16.19)
AF	Astoria Financial Corp	NY	NYSE	10.97	31.79	6.01	(33.43)	0.27	0.22	0.78	31.58	69.53	3.94	43.49
BFED	Beacon Federal Bancorp, Inc	NY	NASDAQ	9.20	11.95	6.71	12.20	(0.53)	0.15	0.17	-17.57	64.90	6.02	17.05
CARV	Carver Bancorp, Inc	NY	NASDAQ	5.70	20.82	1.65	14.00	N/A	0.33	0.40	-1.83	28.56	1.60	(2.01)
CMSB	CMS Bancorp, Inc	NY	NASDAQ	8.00	11.15	6.10	14.29	N/A	0.13	0.00	-25.50	61.22	5.43	(29.66)
DCOM	Dime Community Bancshares, Inc	NY	NASDAQ	12.29	20.00	6.90	(7.59)	0.71	0.12	0.56	12.80	110.49	7.88	18.05
ETFC	E*TRADE Financial Corp	NY	NASDAQ	1.38	27.57	0.59	20.00	(1.23)	0.04	0.00	-1.05	48.30	3.00	(2.20)
ESBK	Elmira Savings Bank	NY	NASDAQ	16.35	25.63	7.15	21.11	N/A	0.27	N/A	N/A	57.21	5.82	N/A
FNFG	First Niagara Financial Group	NY	NASDAQ	13.14	18.90	9.55	(18.74)	0.63	0.08	0.56	18.21	89.14	14.77	22.86
FFIC	Flushing Financial Corp	NY	NASDAQ	13.39	21.34	4.08	11.96	N/A	0.19	0.52	10.51	65.30	5.01	14.53
NYB	New York Community Bancorp, Inc	NY	NYSE	10.80	22.00	7.90	(9.70)	N/A	0.10	1.00	11.82	87.64	11.23	10.46
PFDB	Patriot Federal Bank	NY	OTC BB	12.50	N/A	10.25	(3.85)	N/A	NA	N/A	N/A	NA	N/A	N/A
PBNY	Provident New York Bancorp	NY	NASDAQ	10.00	15.83	7.31	(19.36)	0.71	0.07	0.24	11.49	76.44	11.38	23.88
ROME	Rome Bancorp, Inc	NY	NASDAQ	8.50	14.67	7.01	(2.30)	0.42	0.05	0.34	20.17	97.01	17.16	19.82
TRST	Trustco Bank Corp	NY	NASDAQ	6.28	14.18	4.85	(33.96)	0.37	0.05	0.39	16.06	189.01	12.55	17.24
AFNL	AmTrust Financial Corp	OH	Pink Sheet	350.00	N/A	55.00	N/A	N/A	98.14	N/A	N/A	23.53	1.24	N/A
ASBN	ASB Financial Corp	OH	Pink Sheet	16.00	N/A	N/A	0.00	N/A	0.13	0.18	13.56	140.39	11.85	13.55
CFBK	Central Federal Corp	OH	NASDAQ	2.72	13.70	2.02	(8.73)	(0.21)	0.07	0.10	-13.88	47.79	4.15	(17.43)
CIBN	Community Investors Bancorp, Inc	OH	Pink Sheet	5.00	16.00	3.00	3.09	N/A	0.18	N/A	16.80	38.80	2.81	12.69

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFDF	FFD Financial Corp	OH	NASDAQ	13.06	21.75	10.22	19.38	N/A	0.19	N/A	13.49	77.66	7.34	12.48
FDEF	First Defiance Financial Corp	OH	NASDAQ	17.05	31.44	4.05	120.57	0.77	0.25	0.69	16.98	53.71	5.21	13.63
FFHS	First Franklin Corp	OH	NASDAQ	6.15	21.94	1.50	53.75	N/A	0.18	0.09	-17.10	45.51	3.51	(27.79)
FNFI	First Niles Financial, Inc	OH	OTC BB	6.40	20.25	4.00	(22.42)	N/A	0.08	N/A	53.89	87.44	12.16	32.53
FPFC	First Place Financial Corp	OH	NASDAQ	3.38	25.92	1.64	(11.75)	N/A	0.20	0.19	0.46	18.75	1.55	(1.19)
HCFL	Home City Financial Corp	OH	OTC BB	7.75	16.65	4.25	N/A	0.96	0.18	0.44	16.84	96.99	9.01	8.23
HLFN	Home Loan Financial Corp	OH	OTC BB	13.00	16.25	0.02	20.93	N/A	0.11	N/A	20.43	92.60	10.58	21.84
PCBI	Peoples Community Bancorp, Inc	OH	NASDAQ	0.03	24.18	0.03	(85.00)	(14.85)	0.14	0.00	-0.02	-8.22	0.22	(0.00)
PPSF	Peoples-Sidney Financial Corp	OH	OTC BB	8.75	N/A	5.50	N/A	0.61	0.08	0.74	19.53	125.91	15.65	19.05
PVFC	PVF Capital Corp	OH	NASDAQ	2.27	15.93	1.25	27.33	(1.92)	0.12	0.01	-1.21	31.27	2.01	(1.18)
UCFC	United Community Financial Corp	OH	NASDAQ	1.48	12.94	0.48	64.44	(1.42)	0.07	0.00	-0.77	17.56	1.65	(1.29)
WAYN	Wayne Savings Bancshares, Inc	OH	NASDAQ	N/A	16.85	4.96	(21.93)	0.64	0.13	0.34	9.19	50.60	4.37	N/A
OSBK	Osage Bancshares, Inc	OK	NASDAQ	8.50	21.75	7.22	17.08	N/A	NA	N/A	-14.75	NA	N/A	(14.90)
ABBC	Abington Bancorp, Inc	PA	NASDAQ	8.25	20.21	6.34	(10.81)	0.02	0.05	0.20	394.81	75.94	14.62	309.87
ESBF	ESB Financial Corp	PA	NASDAQ	13.26	15.65	8.24	23.46	0.94	0.16	0.40	13.95	103.78	8.04	13.51
ESSA	ESSA Bancorp, Inc	PA	NASDAQ	13.49	14.25	10.20	(4.53)	0.42	0.07	0.12	32.92	110.69	19.46	34.46
FSBI	Fidelity Bancorp, Inc	PA	NASDAQ	6.00	23.16	5.70	(3.66)	(0.28)	0.24	0.49	-23.00	45.70	2.67	5.21
FKFS	First Keystone Financial, Inc	PA	NASDAQ	9.00	24.70	6.30	14.50	(1.25)	0.22	0.00	-7.37	68.81	4.28	(12.61)
FSSB	First Star Bancorp, Inc	PA	Pink Sheet	7.75	21.00	7.00	(22.89)	N/A	0.55	N/A	N/A	40.05	1.55	N/A
HARL	Harleysville Savings Financial Corp	PA	NASDAQ	13.80	21.23	10.50	2.76	1.38	0.23	0.72	10.16	102.29	6.12	9.62
NPBP	North Penn Bancorp, Inc	PA	OTC BB	8.85	15.50	6.00	N/A	0.22	0.08	0.06	63.81	156.83	17.21	44.05
PVSA	Parkvale Financial Corp	PA	NASDAQ	7.34	34.45	6.92	(40.89)	N/A	0.35	0.71	-4.35	41.00	2.55	4.56
QNTO	Quaint Oak Bancorp, Inc	PA	OTC BB	8.65	9.90	7.16	15.80	0.39	0.07	0.10	22.32	65.95	11.93	24.18
SEFL	SE Financial Corp	PA	Pink Sheet	6.50	N/A	4.00	8.33	N/A	0.15	N/A	152.10	39.29	3.25	196.39
THRD	TF Financial Corp	PA	NASDAQ	17.61	33.00	16.00	(8.76)	1.57	0.29	0.80	11.25	64.11	6.16	11.07
WVFC	WVS Financial Corp	PA	NASDAQ	15.00	18.14	14.50	(6.13)	N/A	0.20	N/A	11.86	106.81	7.92	10.83
NFSB	Newport Bancorp, Inc	RI	NASDAQ	12.08	14.45	10.63	5.14	(0.24)	0.11	0.00	-50.31	91.30	10.62	(47.98)
FCPB	First Capital Bancshares, Inc	SC	Pink Sheet	6.50	14.00	5.10	23.81	N/A	NA	N/A	N/A	NA	N/A	N/A
FFCH	First Financial Holdings, Inc	SC	NASDAQ	17.17	40.90	5.09	(15.17)	0.50	0.31	0.61	3.16	37.53	3.04	24.99
SFDL	Security Federal Corp	SC	OTC BB	11.75	32.00	11.00	(25.40)	0.61	0.40	0.32	18.54	56.06	2.84	14.66
HFFC	HF Financial Corp	SD	NASDAQ	11.65	22.21	9.98	(9.13)	N/A	0.29	N/A	7.29	68.21	4.04	6.26
FABK	First Advantage Bancorp	TN	NASDAQ	9.75	12.68	9.02	(4.88)	N/A	0.08	0.15	-4.98	59.67	11.88	(5.99)
JFBI	Jefferson Bancshares, Inc	TN	NASDAQ	6.24	13.76	4.75	(25.71)	0.43	0.10	0.24	14.03	51.62	6.19	15.99
SCYT	Security Bancorp, Inc	TN	OTC BB	31.00	33.50	28.00	1.31	N/A	0.32	N/A	N/A	93.52	9.67	N/A

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
SFBK	SFB Bancorp, Inc	TN	Pink Sheet	19.25	N/A	10.05	N/A	0.92	0.10	0.20	19.99	83.32	18.41	21.53
UNTN	United Tennessee Bankshares, Inc	TN	OTC BB	25.00	N/A	11.00	N/A	1.63	0.10	0.41	13.36	136.72	20.83	18.11
BAFI	BancAffiliated, Inc	TX	Pink Sheet	30.00	34.00	24.05	0.00	N/A	NA	N/A	N/A	NA	N/A	N/A
ETFS	East Texas Financial Services, Inc	TX	OTC BB	13.25	18.00	12.25	N/A	0.24	0.16	0.20	72.29	102.14	10.65	56.45
GFG	Guaranty Financial Group	TX	NYSE	0.39	6.75	0.12	N/A	N/A	0.34	N/A	N/A	17.63	1.14	(0.07)
CFFC	Community Financial Corp	VA	NASDAQ	3.90	12.97	2.20	1.83	(1.49)	0.12	0.07	-2.96	55.16	3.61	(2.80)
GAFC	Greater Atlantic Financial Corp	VA	Pink Sheet	0.09	N/A	0.02	207.33	N/A	0.07	0.00	-0.03	-2.34	0.13	(0.03)
VSBR	Virginia Savings Bank	VA	Pink Sheet	16.25	N/A	N/A	N/A	N/A	NA	N/A	N/A	NA	N/A	N/A
FFNW	First Financial Northwest	WA	NASDAQ	7.56	11.73	6.84	(19.06)	(1.50)	0.06	0.34	-5.21	62.65	12.25	(5.44)
RPFG	Rainier Pacific Financial Group	WA	NASDAQ	0.91	23.43	0.55	(35.01)	(4.24)	0.14	0.14	-0.19	11.31	0.57	(0.22)
RVSB	Riverview Bancorp, Inc	WA	NASDAQ	3.22	17.58	1.60	43.11	(0.29)	0.08	0.05	-10.41	37.01	3.58	(11.35)
TSBK	Timberland Bancorp, Inc	WA	NASDAQ	4.50	19.52	2.44	(39.60)	0.13	0.10	0.44	30.59	39.42	4.27	11.07
WFSL	Washington Federal, Inc	WA	NASDAQ	14.58	27.09	9.94	(2.54)	(0.10)	0.14	0.36	-135.02	82.10	9.50	(1667.20)
ABCW	Anchor BanCorp Wisconsin, Inc	WI	NASDAQ	1.43	32.78	0.38	(48.19)	N/A	0.25	0.11	-0.11	22.17	0.53	(0.13)
BKMU	Bank Mutual Corp	WI	NASDAQ	9.07	12.71	7.06	(21.40)	0.40	0.07	0.36	21.85	101.56	11.77	23.38
CZWI	Citizens Community Bancorp, Inc	WI	NASDAQ	5.10	21.15	5.10	(27.14)	0.21	0.09	0.20	29.30	54.52	6.68	22.67
SVBC	Sistersville Bancorp, Inc	WV	Pink Sheet	14.00	28.10	11.25	N/A	2.24	0.12	0.47	9.39	99.29	17.49	15.27
CRZY	Crazy Woman Creek Bancorp, Inc	WY	Pink Sheet	14.50	N/A	13.00	(30.95)	N/A	0.22	0.48	N/A	99.28	7.66	64.12

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

	State	Exchange	PER SHARE							PRICING RATIOS			
			Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ALL INSTITUTIONS													
AVERAGE			12.43	22.41	7.51	1.67	91.62	0.86	1.87	12.81	67.72	10.41	(6.39)
HIGH			350.00	70.69	84.70	207.33	9,938.69	98.14	220.00	464.03	441.09	550.43	309.87
LOW			0.02	1.25	0.00	(85.00)	(28.95)	0.00	0.00	(264.61)	(64.62)	0.08	(1667.20)
AVERAGE FOR STATE													
TN			18.248	19.980	12.564	(9.76)	0.99	0.14	0.25	10.60	84.97	13.40	12.41
AVERAGE BY REGION													
MIDWEST			14.873	21.003	6.378	(1.94)	330.37	1.98	0.32	9.86	59.10	16.51	-17.32
NORTH CENTRAL			16.643	28.933	12.403	4.71	30.25	1.71	17.28	-7.22	71.59	5.10	4.08
NORTHEAST			11.386	21.101	7.887	0.74	(0.07)	0.15	0.41	24.05	82.48	9.61	22.62
SOUTHEAST			9.467	22.026	6.156	3.97	(2.46)	0.19	0.18	27.74	57.36	5.74	15.19
SOUTHWEST			15.855	24.218	12.522	9.32	0.90	0.21	0.43	17.46	70.80	9.77	15.14
WEST			7.706	24.410	4.752	3.49	(2.51)	0.18	0.20	-19.57	65.13	6.49	-99.52
AVERAGE BY EXCHANGE													
NYSE			7.45	19.97	4.66	(16.73)	(6.13)	0.19	0.45	10.94	55.04	5.93	11.38
AMEX			35.15	54.25	22.40	40.54	3.43	0.38	1.40	9.65	98.99	8.78	10.13
NASDAQ			9.45	22.67	6.28	2.08	(0.81)	0.16	0.30	11.71	68.79	7.45	(20.34)
OTC-BB			10.22	19.90	7.54	(8.24)	0.18	0.17	0.39	13.32	75.84	7.45	15.89
PINK SHEETS			26.19	24.78	12.46	20.35	846.91	5.17	13.17	19.67	51.99	30.86	23.90

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 33

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
AKPB	Alaska Pacific Bancshares, Inc	AK	187,449	21,304	21,304	(1.19)	(1.19)	(13.03)	(13.03)	OTC BB	654,486	2,945
SCBS	Southern Community Bancshares	AL	58,821	8,123	8,123	0.41	0.41	3.75	3.75	Pink Sheet	639,077	5,541
SZBI	SouthFirst Bancshares, Inc	AL	129,536	8,930	8,684	(0.96)	(1.02)	(13.70)	(14.64)	OTC BB	403,409	3,328
SUPR	Superior Bancorp	AL	3,215,510	246,770	227,897	(5.42)	(1.84)	(46.58)	(15.78)	NASDAQ	10,074,999	31,938
FFBH	First Federal Bancshares of Arkansas, Inc	AR	786,697	86,818	86,818	0.31	0.31	3.38	3.38	NASDAQ	4,846,785	36,739
BOFI	BOFI Holding, Inc	CA	1,249,189	85,153	85,153	0.40	0.35	5.46	4.86	NASDAQ	8,299,563	61,334
BYFC	Broadway Financial Corp	CA	482,303	33,028	33,028	0.59	0.59	9.42	9.42	NASDAQ	1,742,765	6,699
FPTB	First PacTrust Bancorp, Inc	CA	893,638	95,642	95,642	(0.06)	(0.06)	(0.62)	(0.62)	NASDAQ	4,252,168	41,033
FFED	FirstFed Financial Corp	CA	6,367,188	157,217	157,217	(5.55)	(5.55)	(76.74)	(76.74)	Pink Sheet	13,684,553	23,948
HWFG	Harrington West Financial Group, Inc	CA	1,092,021	28,738	22,761	(0.89)	(0.18)	(23.27)	(4.70)	NASDAQ	6,770,093	13,540
MLGF	Malaga Financial Corp	CA	777,253	67,141	67,141	NA	NA	NA	NA	OTC BB	N/A	N/A
PROV	Provident Financial Holdings, Inc	CA	1,579,613	114,910	114,910	(0.47)	(0.49)	(6.23)	(6.42)	NASDAQ	6,219,654	34,457
SNLS	San Luis Trust Bank, Federal Savings Bank	CA	368,546	28,418	28,418	0.55	0.55	5.66	5.66	OTC BB	4,360,927	11,775
UPFC	United PanAm Financial Corp	CA	693,470	155,989	155,989	(0.05)	1.28	(0.28)	7.43	Pink Sheet	15,749,699	25,042
HCBC	High Country Bancorp, Inc	CO	199,742	19,947	19,947	0.66	0.66	6.68	6.68	Pink Sheet	857,721	16,983
UWBK	United Western Bancorp, Inc	CO	2,421,865	129,668	121,481	0.45	0.58	9.06	11.49	NASDAQ	7,253,391	67,892
NEBS	New England Bancshares, Inc	CT	674,894	66,723	48,297	(0.33)	(0.03)	(2.71)	(0.21)	NASDAQ	5,883,960	35,421
NAL	NewAlliance Bancshares, Inc	CT	8,581,440	1,407,248	840,478	0.55	0.54	3.22	3.14	NYSE	107,059,000	1,409,967
PBCT	People's United Financial, Inc	CT	20,811,500	5,136,600	3,611,300	0.68	0.78	2.68	3.03	NASDAQ	344,700,000	6,146,001
IFSB	Independence Federal Savings Bank	DC	186,863	8,568	8,568	(0.93)	(0.94)	(16.10)	(16.31)	NASDAQ	1,552,448	5,356
WSFS	WSFS Financial Corp	DE	3,587,916	271,910	271,910	0.50	0.50	7.30	7.26	NASDAQ	6,159,199	295,580
BBX	BankAtlantic Bancorp, Inc	FL	5,261,025	166,567	150,106	(3.31)	(2.70)	(36.74)	(29.96)	NYSE	11,233,282	92,113
BKUNQ	BankUnited Financial Corp	FL	14,119,511	575,639	521,330	0.58	0.61	10.25	10.91	Pink Sheet	35,388,000	549,930
BFCF	BFC Financial Corporation	FL	5,812,997	96,527	61,164	(0.96)	0.65	(10.68)	7.21	Pink Sheet	45,129,493	11,282
FCFL	First Community Bank Corp of America	FL	555,462	43,973	43,973	(0.78)	(0.78)	(9.74)	(9.74)	NASDAQ	4,111,121	19,528
EBDC	Ebank Financial Services, Inc	GA	138,655	10,519	10,519	0.62	0.62	7.54	7.54	OTC BB	6,440,991	8,373
FFSX	First Federal Bankshares, Inc	IA	503,539	3,224	3,224	(3.51)	(1.83)	(85.86)	(44.87)	NASDAQ	3,304,471	4,329
CASH	Meta Financial Group, Inc	IA	819,515	44,108	41,600	(0.14)	(0.14)	(2.27)	(2.31)	NASDAQ	2,601,103	44,219
FFFD	North Central Bancshares, Inc	IA	460,852	47,027	47,027	(1.27)	0.26	(15.33)	3.08	NASDAQ	1,343,448	15,456
NTWB	Northwest Bank & Trust	IA	178,824	11,858	11,858	1.12	1.12	14.52	14.52	Pink Sheet	8,500	N/A
HOME	Home Federal Bancorp, Inc	ID	672,743	203,867	203,867	0.54	0.54	2.16	2.16	NASDAQ	17,374,161	221,521
AFBA	Allied First Bancorp, Inc	IL	152,018	11,037	11,037	(2.28)	(2.28)	(39.42)	(39.42)	OTC BB	511,300	1,278
BFIN	BankFinancial Corp	IL	1,572,797	264,276	236,576	(1.33)	0.24	(6.84)	1.25	NASDAQ	21,694,177	221,064

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
ESDF	East Side Financial	IL	143,577	13,343	13,343	0.57	0.57	3.17	3.16	Pink Sheet	277,159	10,809
FIRT	First BancTrust Corp	IL	379,975	34,257	34,257	0.35	0.34	4.00	3.83	Pink Sheet	2,195,839	23,364
FCLF	First Clover Leaf Financial Corp	IL	603,713	80,078	66,315	0.56	0.56	3.08	3.08	NASDAQ	8,793,753	60,325
GTPS	Great American Bancorp, Inc	IL	148,001	15,185	14,700	0.78	0.78	7.09	7.09	OTC BB	552,175	17,394
MCPH	Midland Capital Holdings Corp	IL	118,998	13,855	13,855	0.56	0.56	5.15	5.15	OTC BB	372,600	15,649
PFED	Park Bancorp, Inc	IL	224,588	25,871	25,871	(1.06)	(0.56)	(8.15)	(4.30)	NASDAQ	1,192,174	5,341
RYFL	Royal Financial, Inc	IL	94,435	24,120	24,120	NA	0.00	NA	0.00	OTC BB	2,558,490	7,548
TMEB	Terme Bancorp, Inc	IL	1,172	498	498	NA	NA	NA	NA	Pink Sheet	9,924,761	6,451
WFBS	Washington Federal Bank for Savings	IL	81,107	7,573	7,573	NA	NA	NA	NA	Pink Sheet	N/A	N/A
WTWN	West Town Bancorp, Inc	IL	61,370	4,403	4,403	0.23	0.23	3.05	3.05	Pink Sheet	204,287	N/A
AMFC	AMB Financial Corp	IN	182,688	16,476	16,476	(0.16)	(0.17)	(2.12)	(2.24)	OTC BB	981,638	3,720
ASBI	Ameriana Bancorp	IN	489,436	33,090	32,441	0.16	0.15	2.23	2.03	NASDAQ	2,988,952	16,678
BRBI	Blue River Bancshares, Inc	IN	251,107	15,559	15,559	(0.05)	0.04	(0.74)	0.63	OTC BB	3,220,874	11,112
CITZ	CFS Bancorp, Inc	IN	1,094,679	115,450	115,450	(0.99)	(0.68)	(8.93)	(6.13)	NASDAQ	10,674,511	41,631
DSFN	DSA Financial Corp	IN	128,415	16,697	16,697	0.52	0.52	4.44	4.44	OTC BB	1,608,333	11,580
FFWC	FFW Corp	IN	319,472	20,251	18,581	0.81	0.86	9.61	10.18	OTC BB	1,110,260	26,091
FDLB	Fidelity Federal Bancorp	IN	200,558	16,261	16,261	0.24	0.23	3.09	2.89	Pink Sheet	916,656	20,460
FBPI	First Bancorp of Indiana, Inc	IN	357,212	29,194	29,194	0.22	0.22	2.37	2.37	OTC BB	1,747,888	22,635
FCAP	First Capital, Inc	IN	449,344	46,600	41,006	0.79	0.79	7.65	7.65	NASDAQ	2,794,530	42,700
FSFG	First Savings Financial Group, Inc	IN	245,592	52,165	52,165	(0.09)	(0.09)	(0.64)	(0.64)	NASDAQ	N/A	N/A
HWEN	Home Financial Bancorp	IN	69,851	7,695	7,695	0.21	0.21	2.02	2.02	OTC BB	1,352,926	5,344
LOGN	Logansport Financial Corp	IN	160,315	18,280	18,280	0.95	0.91	8.50	8.18	OTC BB	783,701	13,127
LSBI	LSB Financial Corp	IN	375,534	34,331	34,331	0.48	0.48	5.08	5.08	NASDAQ	1,553,525	15,442
MFSF	MutualFirst Financial, Inc	IN	1,384,329	129,547	122,935	(1.91)	(0.07)	(21.43)	(0.83)	NASDAQ	6,984,754	47,147
NIDB	Northeast Indiana Bancorp, Inc	IN	249,695	21,983	21,983	0.10	0.55	1.08	6.21	OTC BB	1,230,670	8,122
NWIN	Northwest Indiana Bancorp	IN	663,956	53,274	53,274	0.91	0.89	10.96	10.71	OTC BB	2,809,075	67,418
PBNI	Peoples Bancorp	IN	471,249	62,685	60,332	0.57	0.57	4.44	4.44	Pink Sheet	3,106,134	51,531
RIVR	River Valley Bancorp	IN	387,633	24,107	23,597	0.69	0.69	9.71	9.58	NASDAQ	1,500,322	18,829
TDCB	Third Century Bancorp	IN	134,742	17,311	17,311	0.20	0.20	1.43	1.43	OTC BB	N/A	N/A
BHDB	Brotherhood Bancshares, Inc	KS	560,895	57,889	53,175	NA	NA	NA	NA	Pink Sheet	N/A	N/A
FFSL	First Independence Corp	KS	203,938	17,719	17,719	0.91	0.91	10.52	10.52	OTC BB	834,163	11,904
CKFB	CKF Bancorp, Inc	KY	138,243	13,996	12,896	(0.58)	(0.58)	(5.62)	(5.62)	OTC BB	532,106	2,927
HFBC	Hopfed Bancorp, Inc	KY	1,001,794	79,809	73,409	0.55	0.49	8.03	7.22	NASDAQ	3,585,049	35,815

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
FPBF	FPB Financial Corp	LA	179,597	15,369	15,369	0.29	0.30	3.89	3.98	Pink Sheet	354,966	7,987
GSLA	GS Financial Corp	LA	264,734	28,138	28,138	(0.00)	0.41	(0.02)	3.09	NASDAQ	1,285,800	16,073
HIBE	Hibernia Homestead Bancorp, Inc	LA	57,775	23,543	23,543	(0.93)	(0.93)	(2.78)	(2.78)	OTC BB	N/A	N/A
HBCP	Home Bancorp, Inc	LA	527,443	130,195	130,195	0.59	0.98	4.12	6.92	NASDAQ	8,926,875	87,037
LABC	Louisiana Bancorp, Inc	LA	322,191	79,640	79,640	0.94	0.94	3.09	3.09	NASDAQ	5,931,312	75,921
TSH	Teche Holding Company	LA	789,513	70,052	66,405	0.76	0.99	8.29	10.73	AMEX	2,116,297	67,192
BHLB	Berkshire Hills Bancorp, Inc	MA	2,681,086	407,551	229,839	0.87	0.89	6.47	6.60	NASDAQ	12,253,444	378,141
BRKL	Brookline Bancorp, Inc	MA	2,641,113	485,641	438,561	0.51	0.59	2.56	2.93	NASDAQ	58,373,209	621,675
CEBK	Central Bancorp, Inc	MA	560,108	41,789	39,557	(1.12)	0.03	(16.68)	0.44	NASDAQ	1,639,951	7,773
CBNK	Chicopee Bancorp, Inc	MA	539,465	94,190	94,190	0.00	0.01	0.02	0.06	NASDAQ	6,496,753	77,311
DNBK	Danvers Bancorp, Inc.	MA	1,807,337	225,263	225,263	(0.17)	(0.21)	(1.25)	(1.52)	NASDAQ	17,842,500	238,554
HBNK	Hampden Bancorp, Inc	MA	567,656	96,658	96,658	0.05	0.06	0.29	0.32	NASDAQ	7,538,650	74,633
HIFS	Hingham Institution for Savings	MA	861,963	62,461	62,461	0.81	0.81	11.08	11.08	NASDAQ	2,121,750	53,224
LEGC	Legacy Bancorp, Inc	MA	949,971	123,386	113,656	0.16	0.38	1.11	2.72	NASDAQ	8,781,912	93,791
LSBX	LSB Corp	MA	788,154	73,844	73,844	(0.39)	0.55	(4.63)	6.54	NASDAQ	4,470,941	32,683
MFLR	Mayflower Bancorp, Inc	MA	246,934	19,789	19,789	0.01	0.53	0.18	6.73	NASDAQ	2,085,886	13,663
UBNK	United Financial Bancorp, Inc	MA	1,238,666	213,615	213,615	0.62	0.69	3.23	3.62	NASDAQ	17,501,949	264,980
WFD	Westfield Financial, Inc	MA	1,164,764	257,410	257,410	0.63	0.64	2.43	2.48	NASDAQ	31,307,881	323,097
ABKH	American Bank Holdings, Inc	MD	306,489	29,937	29,937	1.08	1.08	14.99	14.99	OTC BB	3,158,997	38,698
BCSB	BCSB Bancorp, Inc	MD	587,076	59,562	57,158	0.15	0.15	2.08	2.08	NASDAQ	3,121,076	32,646
PCGO	Prince George's Federal Savings Bank	MD	98,847	12,142	12,142	NA	NA	NA	NA	Pink Sheet	N/A	N/A
SVBI	Severn Bancorp, Inc	MD	1,001,993	114,203	114,203	0.43	0.43	4.03	4.03	NASDAQ	10,066,679	42,985
WSB	WSB Holdings, Inc	MD	451,174	53,063	53,063	0.05	(0.03)	0.39	(0.24)	NASDAQ	7,821,232	23,307
CTZN	Citizens First Bancorp, Inc	MI	1,932,815	59,536	57,814	(2.90)	(1.15)	(36.22)	(14.39)	NASDAQ	7,644,623	16,054
FFNM	First Federal of Northern Michigan Bancorp, Inc	MI	240,506	29,564	28,498	(1.30)	(1.30)	(10.05)	(10.07)	NASDAQ	2,884,249	3,605
FBC	Flagstar Bancorp, Inc	MI	16,423,292	915,521	251,229	(1.83)	(1.58)	(37.66)	(32.57)	NYSE	83,626,726	59,375
STBI	Sturgis Bancorp, Inc	MI	390,780	25,651	19,240	0.59	0.59	8.20	8.20	OTC BB	2,017,245	16,118
HMNF	HMN Financial, Inc	MN	1,053,618	99,716	98,576	(0.91)	(0.72)	(10.61)	(8.35)	NASDAQ	4,167,630	17,421
REDW	Redwood Financial, Inc	MN	143,848	15,427	12,590	NA	NA	NA	NA	Pink Sheet	N/A	N/A
WEFP	Wells Financial Corp	MN	267,232	21,118	19,704	0.48	0.48	5.22	5.22	OTC BB	792,615	12,103
CCFC	CCSB Financial Corporation	MO	103,380	11,509	11,446	NA	0.00	NA	0.00	OTC BB	916,940	N/A
FBSI	First Bancshares, Inc	MO	243,325	24,825	24,627	0.15	0.15	1.34	1.34	NASDAQ	1,550,815	21,215
LXMO	Lexington B & L Financial Corp	MO	135,901	14,793	14,004	0.66	0.66	6.03	6.03	Pink Sheet	726,952	10,446

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
LBCP	Liberty Bancorp, Inc	MO	384,243	43,260	41,151	0.57	0.54	4.21	4.02	NASDAQ	3,936,710	35,430
NASB	NASB Financial, Inc	MO	1,615,130	161,937	161,492	0.61	0.60	6.14	6.09	NASDAQ	7,867,614	255,619
PULB	Pulaski Financial Corp	MO	1,508,886	117,244	113,034	0.23	0.65	3.34	9.26	NASDAQ	9,988,548	87,400
CSBC	Citizens South Banking Corp	NC	836,283	104,158	73,795	0.39	0.42	3.61	3.92	NASDAQ	7,515,957	45,021
KSBI	KS Bancorp, Inc	NC	320,548	18,324	18,324	0.21	0.20	3.62	3.57	OTC BB	1,309,501	26,177
LTLB	Little Bank, Inc	NC	306,584	31,477	31,477	0.47	0.47	5.84	5.84	OTC BB	2,300,212	29,328
SSFC	South Street Financial Corp	NC	276,986	25,388	25,388	0.49	0.49	4.91	4.91	OTC BB	2,954,696	27,550
TONE	TierOne Corp	NE	3,160,553	244,430	221,818	(2.27)	(1.42)	(25.51)	(15.91)	NASDAQ	18,034,878	67,631
GUAA	Guaranty Bancorp, Inc	NH	354,873	29,648	29,636	NA	NA	NA	NA	Pink Sheet	N/A	N/A
MNKB	Monadnock Bancorp, Inc	NH	126,218	10,933	10,760	0.06	(0.01)	0.78	(0.10)	OTC BB	1,163,958	4,097
NHTB	New Hampshire Thrift Bancshares, Inc	NH	912,272	86,252	56,678	0.69	0.68	7.84	7.81	NASDAQ	5,747,772	44,350
CBNJ	Cape Bancorp, Inc	NJ	1,110,614	142,989	119,732	(3.86)	(1.06)	(24.47)	(6.74)	NASDAQ	13,313,521	123,150
HCBK	Hudson City Bancorp, Inc	NJ	57,406,339	5,143,265	4,991,156	0.91	0.91	9.36	9.36	NASDAQ	523,770,617	8,359,379
OCFC	OceanFirst Financial Corp	NJ	1,909,585	161,909	155,092	0.78	0.78	11.98	11.98	NASDAQ	12,364,573	205,252
PBCI	Pamrapo Bancorp, Inc	NJ	575,504	50,397	50,397	0.40	0.40	4.22	4.22	NASDAQ	4,935,542	37,165
PFS	Provident Financial Services, Inc	NJ	6,668,844	872,573	512,783	0.65	0.66	4.12	4.15	NYSE	59,610,623	912,043
RBLG	Roebling Financial Corp, Inc	NJ	174,535	16,931	16,931	0.31	0.31	2.73	2.73	OTC BB	1,718,473	15,380
AF	Astoria Financial Corp	NY	21,101,328	1,197,644	1,002,891	0.35	0.58	6.24	10.42	NYSE	95,881,132	1,580,121
BFED	Beacon Federal Bancorp, Inc	NY	1,046,171	97,055	96,286	(0.31)	0.42	(2.73)	3.76	NASDAQ	7,662,315	62,831
CARV	Carver Bancorp, Inc	NY	809,638	64,379	64,037	(0.90)	(0.31)	(13.21)	(4.59)	NASDAQ	2,475,037	8,440
CMSB	CMS Bancorp, Inc	NY	241,129	21,407	21,407	(0.47)	(0.47)	(3.69)	(3.69)	NASDAQ	1,956,518	15,104
DCOM	Dime Community Bancshares, Inc	NY	3,974,399	283,495	227,857	0.76	0.81	10.29	11.06	NASDAQ	34,179,900	454,593
ETFC	E*TRADE Financial Corp	NY	47,951,250	2,982,553	658,960	(0.99)	(0.88)	(18.98)	(16.96)	NASDAQ	563,523,086	648,052
ESBK	Elmira Savings Bank	NY	515,800	52,500	52,500	0.63	0.63	5.80	5.80	NASDAQ	N/A	N/A
FNFG	First Niagara Financial Group	NY	11,577,171	1,918,579	1,133,063	0.99	0.99	5.99	5.99	NASDAQ	118,561,707	1,917,143
FFIC	Flushing Financial Corp	NY	4,063,579	312,049	293,814	0.62	1.12	9.55	17.14	NASDAQ	21,625,709	258,643
NYB	New York Community Bancorp, Inc	NY	32,860,123	4,210,666	1,697,648	0.25	1.03	1.86	7.66	NYSE	344,985,111	4,126,022
PFDB	Patriot Federal Bank	NH	N/A	N/A	N/A	NA	NA	NA	NA	OTC BB	N/A	N/A
PBNY	Provident New York Bancorp	NY	2,824,356	420,775	253,912	0.84	0.82	5.88	5.72	NASDAQ	39,815,213	526,357
ROME	Rome Bancorp, Inc	NY	336,663	59,565	59,565	0.89	0.94	4.47	4.74	NASDAQ	7,058,866	61,412
TRST	Trustco Bank Corp	NY	3,584,717	238,135	238,135	1.00	0.99	14.28	14.15	NASDAQ	76,083,929	723,558
AFNL	AmTrust Financial Corp	OH	16,452,360	872,642	795,449	NA	NA	NA	NA	Pink Sheet	N/A	N/A
ASBN	ASB Financial Corp	OH	214,754	18,141	18,141	0.72	0.72	8.69	8.69	Pink Sheet	1,594,958	25,519

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
CFBK	Central Federal Corp	OH	288,402	32,050	31,953	0.26	0.25	2.68	2.55	NASDAQ	4,101,537	12,223
CIBN	Community Investors Bancorp, Inc	OH	128,600	12,100	12,100	(0.84)	(0.84)	(9.88)	(9.88)	Pink Sheet	882,000	4,631
FFDF	FFD Financial Corp	OH	189,014	17,885	17,885	0.58	0.58	5.87	5.87	NASDAQ	1,009,906	13,891
FDEF	First Defiance Financial Corp	OH	2,023,563	232,683	159,581	0.40	0.55	3.85	5.31	NASDAQ	8,117,120	62,745
FFHS	First Franklin Corp	OH	310,538	24,001	24,001	(0.44)	(0.46)	(5.68)	(5.91)	NASDAQ	1,680,684	6,723
FNFI	First Niles Financial, Inc	OH	105,003	14,603	14,603	0.67	0.67	4.82	4.82	OTC BB	1,316,478	10,861
FPFC	First Place Financial Corp	OH	3,404,467	281,479	249,841	(3.31)	(1.45)	(38.62)	(16.86)	NASDAQ	16,973,000	52,786
HCFL	Home City Financial Corp	OH	149,228	13,872	13,872	0.55	0.55	6.41	6.41	OTC BB	835,690	13,162
HLFN	Home Loan Financial Corp	OH	163,727	18,724	18,724	0.87	0.87	7.50	7.50	OTC BB	1,487,351	20,377
PCBI	Peoples Community Bancorp, Inc	OH	675,410	-18,855	-21,396	(8.62)	(7.64)	(183.59)	(162.77)	NASDAQ	4,844,489	969
PPSF	Peoples-Sidney Financial Corp	OH	136,843	17,015	17,015	0.74	0.74	6.69	6.69	OTC BB	1,361,048	17,762
PVFC	PVF Capital Corp	OH	897,687	57,908	53,269	(0.13)	(0.13)	(1.55)	(1.55)	NASDAQ	7,773,823	56,749
UCFC	United Community Financial Corp	OH	2,487,055	234,613	227,720	(1.30)	(0.39)	(12.91)	(3.93)	NASDAQ	30,897,825	27,808
WAYN	Wayne Savings Bancshares, Inc	OH	404,079	34,963	32,799	0.46	0.48	5.56	5.81	NASDAQ	3,004,113	17,935
OSBK	Osage Bancshares, Inc	OK	158,533	21,974	20,673	(1.01)	(1.01)	(7.26)	(7.26)	NASDAQ	2,791,532	25,124
ABBC	Abington Bancorp, Inc	PA	1,183,504	227,933	227,933	0.19	0.23	0.86	1.05	NASDAQ	23,369,916	216,172
ESBF	ESB Financial Corp	PA	1,963,389	152,215	109,046	0.53	0.56	7.88	8.31	NASDAQ	12,123,076	130,202
ESSA	ESSA Bancorp, Inc	PA	1,052,942	185,126	185,126	0.63	0.69	2.92	3.17	NASDAQ	16,777,667	233,210
FSBI	Fidelity Bancorp, Inc	PA	740,624	50,041	47,388	0.12	0.43	1.83	6.84	NASDAQ	3,028,725	37,859
FKFS	First Keystone Financial, Inc	PA	525,376	32,702	32,702	(0.20)	0.05	(2.89)	0.69	NASDAQ	2,432,998	21,897
FSSB	First Star Bancorp, Inc	PA	645,186	25,114	25,114	0.57	0.47	9.15	7.52	Pink Sheet	591,719	10,385
HARL	Harleysville Savings Financial Corp	PA	825,150	49,383	49,383	0.54	0.56	9.43	9.68	NASDAQ	3,567,934	44,856
NPBP	North Penn Bancorp, Inc	PA	119,498	13,116	13,116	0.28	0.27	2.88	2.81	OTC BB	1,443,555	16,745
PVSA	Parkvale Financial Corp	PA	1,907,106	150,760	125,126	(0.51)	0.47	(6.52)	5.97	NASDAQ	5,427,695	48,795
QNTO	Quaint Oak Bancorp, Inc	PA	94,630	17,121	17,121	0.64	0.66	2.92	3.00	OTC BB	1,352,021	10,100
SEFL	SE Financial Corp	PA	287,631	23,835	23,835	0.11	0.11	1.00	1.00	Pink Sheet	1,875,374	11,252
THRD	TF Financial Corp	PA	724,497	69,672	64,742	0.59	0.59	6.12	6.12	NASDAQ	2,515,407	48,547
WVFC	WVS Financial Corp	PA	419,434	31,123	31,123	0.67	0.67	9.14	9.14	NASDAQ	2,077,685	33,243
NFSB	Newport Bancorp, Inc	RI	449,041	52,247	52,247	(0.22)	(0.10)	(1.47)	(0.68)	NASDAQ	4,222,414	48,516
FCPB	First Capital Bancshares, Inc	SC	65,009	6,291	6,291	NA	NA	NA	NA	Pink Sheet	N/A	N/A
FFCH	First Financial Holdings, Inc	SC	3,607,066	293,029	246,547	0.79	0.77	12.16	11.89	NASDAQ	11,691,513	306,084
SFDL	Security Federal Corp	SC	975,619	67,069	65,552	0.27	0.26	4.61	4.45	OTC BB	2,459,595	38,124
HFFC	HF Financial Corp	SD	1,177,885	69,764	69,764	0.68	0.65	9.72	9.32	NASDAQ	4,025,982	47,587

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
FABK	First Advantage Bancorp	TN	350,285	69,754	69,754	(2.60)	0.79	(10.65)	3.23	NASDAQ	4,781,196	49,007
JFBI	Jefferson Bancshares, Inc	TN	662,655	79,505	79,505	0.49	0.49	3.43	3.43	NASDAQ	6,740,131	41,047
SCYT	Security Bancorp, Inc	TN	134,376	13,903	13,903	NA	NA	NA	NA	OTC BB	N/A	N/A
SFBK	SFB Bancorp, Inc	TN	56,934	12,585	12,585	0.86	0.86	4.35	4.35	Pink Sheet	582,995	9,182
UNTN	United Tennessee Bankshares, Inc	TN	119,344	18,182	17,529	1.58	1.57	10.89	10.80	OTC BB	1,196,999	24,538
BAFI	BancAffiliated, Inc	TX	137,205	11,122	11,093	NA	NA	NA	NA	Pink Sheet	N/A	N/A
ETFS	East Texas Financial Services, Inc	TX	213,005	22,214	19,923	0.13	0.13	1.43	1.43	OTC BB	1,307,826	22,691
GFG	Guaranty Financial Group	TX	15,391,000	1,001,000	846,000	0.49	0.49	7.52	7.52	NYSE	35,400,000	N/A
CFFC	Community Financial Corp	VA	531,396	46,898	46,898	(1.17)	0.34	(14.57)	4.19	NASDAQ	4,361,658	17,447
GAFC	Greater Atlantic Financial Corp	VA	204,596	-11,613	-11,613	(4.77)	(4.49)	(197.00)	(185.79)	Pink Sheet	3,024,220	6,804
VSBR	Virginia Savings Bank	VA	133,505	11,296	11,101	NA	NA	NA	NA	Pink Sheet	N/A	N/A
FFNW	First Financial Northwest	WA	1,298,116	253,814	253,173	0.39	0.39	1.50	1.51	NASDAQ	21,293,368	198,880
RPFG	Rainier Pacific Financial Group	WA	821,391	41,941	41,941	(1.69)	(0.06)	(20.36)	(0.74)	NASDAQ	5,968,393	8,356
RVSB	Riverview Bancorp, Inc	WA	920,390	89,114	62,602	(0.29)	(0.05)	(2.85)	(0.46)	NASDAQ	10,923,773	42,275
TSBK	Timberland Bancorp, Inc	WA	675,492	88,755	79,930	0.61	0.89	5.35	7.80	NASDAQ	6,967,579	52,605
WFSL	Washington Federal, Inc	WA	12,042,618	1,394,081	1,136,502	0.55	1.06	4.59	8.80	NASDAQ	87,916,286	1,622,055
ABCW	Anchor BanCorp Wisconsin, Inc	WI	5,292,669	202,573	177,347	(4.60)	(3.34)	(76.22)	(55.32)	NASDAQ	21,569,785	29,119
BKMU	Bank Mutual Corp	WI	3,447,412	399,826	339,288	0.48	0.51	4.15	4.33	NASDAQ	47,686,759	550,305
CZWI	Citizens Community Bancorp, Inc	WI	546,694	55,837	49,012	0.34	0.34	2.00	2.00	NASDAQ	6,226,995	45,146
SVBC	Sistersville Bancorp, Inc	WV	47,267	8,329	8,329	1.85	0.55	9.42	2.80	Pink Sheet	393,833	6,396
CRZY	Crazy Woman Creek Bancorp, Inc	WY	142,140	14,079	13,901	0.20	0.20	2.29	2.29	Pink Sheet	639,537	12,855

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

		ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
	State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
ALL THRIFTS											
AVERAGE		2,336,191	221,933	163,526	(0.35)	(0.06)	(3.47)	(0.62)		20,818,794	228,206
MEDIAN		527,443	49,383	47,388	0.34	0.47	2.92	3.43		4,063,760	30,633
HIGH		57,406,339	5,143,265	4,991,156	1.85	1.57	14.99	17.14		563,523,086	8,359,379
LOW		1,172	-18,855	-21,396	(8.62)	(7.64)	(197.00)	(185.79)		8,500	969
AVERAGE FOR STATE											
TN		264,719	38,786	38,655	0.08	0.93	2.01	5.45		3,325,330	30,944
AVERAGE BY REGION											
MIDWEST		1,228,177	87,020	68,408	(0.29)	(0.08)	(6.40)	(3.68)		6,893,563	37,261
NORTH CENTRAL		736,563	59,168	56,636	(0.19)	0.13	(5.61)	(0.14)		4,006,691	48,520
NORTHEAST		5,003,493	552,280	374,748	0.21	0.42	1.87	4.14		53,985,665	627,873
SOUTHEAST		1,413,534	80,828	74,129	(0.41)	(0.03)	(8.91)	(5.45)		7,083,423	64,988
SOUTHWEST		1,711,608	1,711,608	120,709	0.16	0.26	2.17	3.01		6,995,710	42,346
WEST		1,730,798	159,095	142,890	(0.29)	(0.03)	(5.07)	(1.92)		12,273,784	136,900
AVERAGE BY EXCHANGE											
NYSE		15,183,865	1,395,888	757,305	(0.41)	(0.14)	(7.35)	(4.23)		105,399,411	1,363,274
AMEX		789,513	70,052	66,405	0.76	0.99	8.29	10.73		2,116,297	67,192
NASDAQ		2,565,806	269,454	210,438	(0.27)	0.09	(4.66)	(0.52)		25,484,070	276,358
OTC		232,105	21,453	21,062	0.29	0.28	2.53	2.51		1,652,952	16,558
PINK SHEETS		1,523,710	72,297	66,736	(0.10)	(0.02)	(8.95)	(7.63)		6,032,541	40,514

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 34

RECENT FULLY CONVERTED THRIFT INSTITUTIONS

PRICE CHANGES FROM IPO DATE

				PRICE CHANGE FROM IPO DATE							CURRENT DATA	
			IPO Date	IPO Price ($)	1 Day After IPO ($)	1 Day % Change	1 Week After IPO ($)	1 Week % Change	1 Mo. After IPO ($)	1 Month % Change	Closing Price on 08/19/09 ($)	08/19/09 % Change From IPO Price
DNBK	Danvers Bancorp, Inc.	MA	01/10/2008	10.00	9.74	(2.60)	9.69	(3.10)	10.26	2.60	12.71	27.10
CBNJ	Cape Bancorp, Inc	NJ	01/31/2008	10.00	10.05	0.50	10.01	0.10	9.70	(3.00)	8.70	(13.00)
HBCP	Home Bancorp, Inc	LA	09/30/2008	10.00	11.49	14.90	10.92	9.20	10.24	2.40	12.40	24.00
FSFG	First Savings Financial Group, Inc	IN	10/07/2008	10.00	9.90	(1.00)	9.99	(0.10)	9.20	(8.00)	10.19	1.90
HIBE	Hibernia Homestead Bancorp, Inc	LA	01/28/09	10.00	10.00	0.00	10.50	5.00	10.50	5.00	14.00	40.00
SJBA	St Jospeh Bancorp Inc	MO	02/02/09	10.00	10.00	0.00	10.00	0.00	10.00	0.00	10.00	0.00
TBNK	Territorial Bancorp Inc	HI	07/13/09	10.00	14.99	49.90	14.75	47.50	14.80	48.00	15.60	56.00
			AVERAGE			8.81		8.37		6.71		19.43
			MEDIAN			0.00		0.10		2.40		24.00
			HIGH			49.90		47.50		48.00		56.00
			LOW			(2.60)		(3.10)		(8.00)		(13.00)

EXHIBIT 35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS

COUNTY, CITY OR MARKET AREA OF ATHENS FEDERAL COMMUNITY BANK

NONE

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES

AS OF AUGUST 19, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
KFED	K-Fed Bancorp	CA	NASDAQ	9.11	20.05	6.29	40.15	0.36	0.07	0.44	22.02	114.11	11.91	24.78
NVSL	Naugatuck Valley Financial	CT	NASDAQ	5.47	13.07	4.75	7.68	(0.11)	0.08	N/A	-53.65	85.53	7.62	27.38
PSBH	PSB Holdings, Inc	CT	NASDAQ	3.65	12.25	3.60	(9.88)	(0.06)	0.07	0.33	-64.37	75.51	5.66	(48.55)
RCKB	Rockville Financial, Inc	CT	NASDAQ	14.60	17.99	6.30	4.51	0.02	0.08	0.20	530.67	142.69	13.90	32.26
SIFI	SI Financial Group, Inc	CT	NASDAQ	4.86	13.90	3.21	(19.00)	(0.38)	0.07	0.08	-11.11	66.38	5.74	(12.12)
ACFC	Atlantic Coast Federal Corp	GA	NASDAQ	2.10	19.99	1.80	(46.15)	(0.86)	0.07	0.22	-2.46	36.79	2.88	(2.40)
CHFN	Charter Financial Corp	GA	OTC BB	13.25	54.00	6.00	47.22	N/A	0.04	N/A	27.27	156.95	20.49	190.49
HBOS	Heritage Financial Group	GA	NASDAQ	10.79	16.94	5.08	19.89	(0.09)	0.04	0.30	-90.51	157.96	20.83	(90.93)
WCFB	Webster City Federal Bancorp	IA	Pink Sheet	6.10	N/A	6.10	(25.15)	N/A	0.03	N/A	N/A	184.78	29.62	N/A
AJSB	AJS Bancorp, Inc	IL	OTC BB	14.00	29.90	10.10	19.66	(0.88)	0.12	0.44	-16.50	106.91	12.20	(15.84)
BFFI	Ben Franklin Financial, Inc	IL	OTC BB	4.05	11.05	4.05	(40.00)	N/A	0.06	0.00	-18.14	69.05	8.13	(14.39)
JXSB	Jacksonville Bancorp, Inc	IL	NASDAQ	9.00	19.25	7.01	(7.50)	N/A	0.15	0.30	16.32	70.03	6.24	14.90
MFDB	Mutual Federal Bancorp, Inc	IL	OTC BB	7.70	14.50	7.00	(14.44)	N/A	0.02	0.24	-15.22	109.69	36.73	(17.63)
OTTW	Ottawa Savings Bancorp, Inc	IL	OTC BB	9.50	13.60	7.25	5.56	N/A	0.10	0.20	151.87	91.94	9.87	186.75
SUGR	Sugar Creek Financial Corp	IL	OTC BB	7.15	10.75	6.00	(15.88)	N/A	0.10	0.00	27.26	70.12	7.09	27.86
LPSB	Laporte Bancorp. Inc	IN	NASDAQ	5.00	9.19	4.10	(4.76)	N/A	0.09	0.00	447.67	48.09	5.80	36.02
MSVB	Mid-Southern Savings Bank, Federal	IN	OTC BB	11.50	25.50	7.00	N/A	0.84	0.12	0.53	13.64	90.44	9.54	13.64
UCBA	United Community Bancorp	IN	NASDAQ	6.76	12.95	3.86	35.20	N/A	0.05	N/A	69.50	99.27	13.61	73.97
CFFN	Capitol Federal Financial	KS	NASDAQ	34.64	50.11	28.35	(24.04)	0.89	0.11	2.11	42.95	307.83	34.13	39.36
KFFB	Kentucky First Federal Bancorp	KY	NASDAQ	13.60	15.00	9.20	39.49	0.17	0.03	0.40	60.38	137.41	33.70	82.74
HFBL	Home Federal Bancorp, Inc	LA	OTC BB	8.00	10.57	5.75	14.45	N/A	0.05	N/A	42.19	72.81	14.73	52.47
MDNB	Minden Bancorp, Inc	LA	OTC BB	15.25	25.00	10.50	N/A	0.89	0.09	0.31	26.12	154.07	25.39	17.83
GTWN	Georgetown Bancorp, Inc	MA	OTC BB	5.00	10.20	3.40	25.00	N/A	0.08	N/A	28.57	60.94	5.24	37.69
EBSB	Meridian Interstate Bancorp	MA	NASDAQ	9.25	9.62	6.34	0.00	N/A	0.05	0.00	N/A	85.53	13.91	(186.94)
BVFL	BV Financial, Inc	MD	OTC BB	3.60	9.95	2.59	(15.29)	(0.03)	0.07	0.20	-109.88	45.59	4.65	(122.72)
SFBI	SFSB, Inc	MD	Pink Sheet	3.20	10.75	3.20	(44.83)	(0.88)	0.07	0.00	-5.40	67.39	6.90	(3.63)
ABBB	Auburn Bancorp, Inc	ME	OTC BB	9.85	10.25	6.00	(3.90)	N/A	0.15	0.00	N/A	85.22	6.78	(619.67)
MSFN	Mainstreet Financial Corp	MI	OTC BB	0.31	11.00	0.15	106.67	N/A	0.15	0.00	-0.11	5.12	0.20	(0.12)
EBMT	Eagle Bancorp	MT	OTC BB	29.00	37.50	21.00	26.09	N/A	0.27	N/A	12.55	108.33	10.39	9.76
ASFE	AF Financial Group	NC	Pink Sheet	8.50	23.00	8.50	(15.09)	N/A	NA	N/A	N/A	NA	N/A	N/A
WAKE	Wake Forest Bancshares, Inc	NC	OTC BB	12.00	29.00	8.35	N/A	1.12	0.09	0.79	15.48	95.52	18.49	10.72
EQFC	Equitable Financial Corp	NE	OTC BB	3.50	4.50	3.50	N/A	N/A	0.07	N/A	N/A	NA	N/A	(11.27)
CSBK	Clifton Savings Bancorp	NJ	NASDAQ	10.87	12.90	8.05	(8.35)	0.19	0.04	0.20	57.51	165.57	28.69	59.89
COBK	Colonial Bankshares, Inc	NJ	NASDAQ	8.01	15.50	5.51	2.04	N/A	0.13	0.00	23.87	75.22	5.75	23.08
DLNO	Delanco Bancorp, Inc	NJ	OTC BB	5.00	10.25	1.25	233.33	N/A	0.08	0.00	-5.73	56.19	4.80	(7.44)

EXHIBIT 36

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES

AS OF AUGUST 19, 2009

		State	Exchange	PER SHARE Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ISBC	Investors Bancorp, Inc	NJ	NASDAQ	8.72	16.15	6.86	(35.07)	(0.62)	0.07	N/A	-14.75	128.23	12.91	25.91
KRNY	Kearny Financial Corp	NJ	NASDAQ	11.02	17.03	7.80	(13.91)	0.09	0.03	0.20	121.92	166.79	37.42	107.54
LPBC	Lincoln Park Bancorp	NJ	OTC BB	3.26	11.25	2.75	8.67	0.02	0.08	0.00	138.11	44.36	4.23	127.80
MGYR	Magyar Bancorp, Inc	NJ	NASDAQ	4.35	15.00	2.76	(26.77)	(1.60)	0.10	0.00	-3.23	74.33	5.35	(2.48)
MSBF	MSB Financial Corporation	NJ	NASDAQ	8.75	12.30	7.91	(13.79)	0.04	0.07	N/A	222.22	117.81	13.71	221.52
NFBK	Northfield Bancorp, Inc.	NJ	NASDAQ	12.35	12.36	8.23	9.78	0.27	0.04	0.12	43.41	133.60	27.75	45.94
OSHC	Ocean Shore Holding Company	NJ	NASDAQ	7.25	13.75	5.91	5.07	N/A	0.09	N/A	27.33	100.59	9.14	13.01
ORIT	Oritani Financial Corp	NJ	NASDAQ	13.36	18.00	10.21	(20.71)	N/A	0.05	N/A	91.40	212.03	26.60	72.10
ROMA	Roma Financial Corp	NJ	NASDAQ	12.63	18.00	9.70	0.32	0.12	0.04	0.32	105.91	185.51	31.78	106.19
WAWL	Wawel Savings Bank	NJ	OTC BB	6.45	15.00	4.50	(21.82)	N/A	NA	N/A	N/A	NA	N/A	N/A
ALMG	Alamogordo Financial Corp	NM	OTC BB	16.00	44.75	15.60	N/A	0.53	0.12	0.72	75.47	185.78	32.94	30.76
BFSB	Brooklyn Federal Bancorp, Inc	NY	NASDAQ	13.86	15.50	9.35	(1.35)	N/A	0.04	0.40	25.27	166.03	27.58	26.27
FLTB	Flatbush Federal Bancorp, Inc	NY	OTC BB	3.82	10.33	2.90	9.14	0.18	0.06	0.00	20.20	64.55	6.19	22.29
FSBC	FSB Community Bankshares, Inc	NY	OTC BB	6.50	11.25	5.00	(12.16)	0.12	0.11	0.00	48.86	50.51	4.97	58.30
GOVB	Gouverneur Bancorp, Inc	NY	OTC BB	7.00	16.50	4.00	N/A	0.43	0.06	0.32	18.99	90.00	13.92	16.44
GCBC	Greene County Bancorp, Inc	NY	NASDAQ	14.50	19.00	9.50	37.96	N/A	0.11	0.68	14.56	147.84	12.92	14.57
HTWC	Hometown Bancorp, Inc	NY	OTC BB	5.20	10.05	3.06	20.93	0.20	0.07	0.02	24.99	62.49	7.77	26.25
LSBK	Lake Shore Bancorp, Inc	NY	NASDAQ	7.88	13.55	5.25	12.57	0.42	0.07	0.20	16.84	80.22	10.36	18.58
NECB	Northeast Community Bancorp, Inc	NY	NASDAQ	7.71	12.81	6.10	11.10	0.12	0.04	0.12	69.10	96.92	20.73	67.98
ONFC	Oneida Financial Corp	NY	NASDAQ	9.11	14.30	6.99	21.31	(0.07)	0.07	0.48	-123.97	136.42	12.98	(94.68)
PBHC	Pathfinder Bancorp, Inc	NY	NASDAQ	6.46	18.50	4.75	3.28	0.14	0.14	0.27	43.11	74.12	4.29	9.21
SCAY	Seneca-Cayuga Bancorp, Inc	NY	OTC BB	5.00	10.00	3.15	(13.79)	N/A	0.08	0.00	-314.73	65.59	5.80	82.26
CHEV	Cheviot Financial Corp	OH	NASDAQ	8.44	13.75	5.15	30.85	0.16	0.04	0.38	49.92	103.49	20.71	53.81
GVFF	Greenville Federal Financial Corp	OH	OTC BB	6.40	10.60	3.30	26.73	(2.01)	0.05	0.28	-1.94	48.14	7.37	(3.30)
TFSL	TFS Financial Corp	OH	NASDAQ	11.40	13.59	9.55	(11.63)	0.14	0.03	0.24	78.44	184.67	30.42	85.19
ALLB	Alliance Bancorp, Inc of Pennsylvania	PA	NASDAQ	8.75	41.00	7.01	16.67	0.16	0.06	0.18	53.56	120.47	13.38	47.13
BNCL	Beneficial Mutual Bancorp, Inc	PA	NASDAQ	9.06	12.65	8.35	(19.47)	0.08	0.05	0.00	114.00	127.32	18.86	123.81
EKFC	Eureka Financial Corp	PA	OTC BB	10.20	11.50	10.20	N/A	N/A	0.09	0.70	N/A	NA	N/A	(1.73)
FFCO	FedFirst Financial Corp	PA	NASDAQ	3.15	10.85	3.08	(26.40)	(0.36)	0.05	0.00	-9.55	53.15	6.21	(9.11)
FXCB	Fox Chase Bancorp, Inc	PA	NASDAQ	9.60	14.26	8.14	(12.73)	0.11	0.08	0.00	87.08	106.28	11.31	122.33
MLVF	Malvern Federal Bancorp, Inc.	PA	NASDAQ	9.75	11.01	7.50	5.98	N/A	0.11	0.15	N/A	85.96	8.48	37.47
NWSB	Northwest Bancorp, Inc	PA	NASDAQ	21.77	29.45	13.29	1.82	0.84	0.15	0.88	22.43	144.66	12.90	21.14
PBCP	Polonia Bancorp	PA	OTC BB	6.10	10.27	6.10	(30.29)	N/A	0.07	0.00	-66.01	100.86	10.74	(55.73)
PBIP	Prudential Bancorp, Inc of Pennsylvai	PA	NASDAQ	11.51	14.02	8.32	12.18	(0.18)	0.05	0.20	-64.93	223.59	23.70	174.11
WMPN	William Penn Bancorp, Inc	PA	OTC BB	13.50	14.00	11.75	(0.74)	N/A	0.08	0.00	N/A	101.75	15.74	19.10

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES

AS OF AUGUST 19, 2009

				PER SHARE							PRICING RATIOS			
		State	Exchange	Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FSGB	First Federal of South Carolina, Feder	SC	Pink Sheet	21.00	N/A	14.00	(16.00)	N/A	NA	N/A	N/A	NA	N/A	N/A
VPFG	Viewpoint Financial Group	TX	NASDAQ	13.11	18.91	10.57	(18.32)	(0.36)	0.09	0.29	-41.84	191.76	16.59	(37.48)
SNFL	Sound Financial, Inc	WA	OTC BB	6.50	9.47	5.75	(8.71)	(0.02)	0.11	N/A	-379.63	76.57	6.01	(409.23)
GFCJ	Guaranty Financial Corp	WI	Pink Sheet	2.00	190.00	1.05	(90.00)	N/A	0.85	N/A	-1.14	21.51	1.87	N/A
WSBF	Waterstone Financial, Inc	WI	NASDAQ	5.22	18.90	1.84	55.82	(0.88)	0.06	0.00	-3.39	53.55	4.81	(6.09)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES

AS OF AUGUST 19, 2009

	State	Exchange	PER SHARE							PRICING RATIOS			
			Latest Price ($)	5 Year High ($)	5 Year Low ($)	52 Week Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ALL INSTITUTIONS													
AVERAGE			9.24	19.17	6.78	3.37	(0.02)	0.09	0.25	26.32	106.09	14.00	13.79
HIGH			34.64	190.00	28.35	233.33	1.12	0.85	2.11	530.67	307.83	37.42	221.52
LOW			0.31	4.50	0.15	(90.00)	(2.01)	0.02	0.00	(379.63)	5.12	0.20	(619.67)
AVERAGE FOR STATE													
TN			NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
AVERAGE BY REGION													
MIDWEST			7.229	26.969	5.161	6.88	(0.44)	0.13	0.20	53.21	78.13	11.64	31.06
NORTH CENTRAL			14.747	27.305	12.650	(24.59)	0.89	0.07	2.11	42.95	246.31	31.88	14.05
NORTHEAST			8.662	14.526	6.313	4.08	0.01	0.08	0.18	34.80	106.69	13.23	18.73
SOUTHEAST			9.782	22.329	6.524	(3.85)	(0.10)	0.06	0.32	-15.02	99.66	15.42	9.18
SOUTHWEST			13.090	24.808	10.605	(1.93)	0.35	0.09	0.44	25.49	151.11	22.41	15.89
WEST			14.870	22.340	11.013	19.18	0.17	0.15	0.44	-115.02	99.67	9.44	-124.90
AVERAGE BY EXCHANGE													
NYSE			NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
AMEX			NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
NASDAQ			9.94	16.83	7.19	1.35	(0.04)	0.07	0.29	51.94	122.08	15.78	32.94
OTC-BB			8.49	16.75	6.27	15.93	0.11	0.09	0.21	(10.25)	84.06	11.50	(12.02)
PINK SHEETS			8.16	74.58	6.57	(38.21)	(0.88)	0.32	0.00	(3.27)	91.23	12.80	(3.63)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES

AS OF AUGUST 19, 2009

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
ASFE	AF Financial Group	NC	297,078	24,926	24,107	0.36	0.36	4.15	4.15	Pink Sheet	1,050,800	9,983
AJSB	AJS Bancorp, Inc	IL	240,414	27,442	27,442	(0.73)	(2.92)	(6.40)	(25.60)	OTC BB	2,023,507	29,341
ALMG	Alamogordo Financial Corp	NM	157,747	27,976	27,976	0.43	1.72	2.41	9.64	OTC BB	1,299,410	51,976
ALLB	Alliance Bancorp, Inc of Pennsylvania	PA	436,383	48,498	48,498	0.26	1.20	2.24	10.32	NASDAQ	6,846,676	58,430
ACFC	Atlantic Coast Federal Corp	GA	986,572	77,460	74,649	(1.15)	(4.80)	(13.18)	(55.12)	NASDAQ	13,444,436	28,502
ABBB	Auburn Bancorp, Inc	ME	73,108	5,817	5,817	(0.01)	(0.04)	(0.16)	(0.64)	OTC BB	503,284	4,957
BVFL	BV Financial, Inc	MD	161,645	16,486	12,238	(0.04)	(0.16)	(0.42)	(1.68)	OTC BB	2,386,245	7,517
BFFI	Ben Franklin Financial, Inc	IL	125,947	14,828	14,828	(0.45)	(1.80)	(3.53)	(14.12)	OTC BB	1,950,442	10,240
BNCL	Beneficial Mutual Bancorp, Inc	PA	4,185,811	620,244	486,579	0.17	0.64	1.05	3.92	NASDAQ	82,264,457	789,739
BFSB	Brooklyn Federal Bancorp, Inc	NY	525,833	87,349	87,349	1.08	5.24	6.42	30.96	NASDAQ	12,891,654	145,031
CFFN	Capitol Federal Financial	KS	8,319,292	922,634	922,634	0.81	3.24	7.32	29.28	NASDAQ	74,098,155	2,840,182
CHFN	Charter Financial Corp	GA	797,328	104,113	98,866	0.71	0.60	4.75	4.08	OTC BB	18,675,299	163,409
CHEV	Cheviot Financial Corp	OH	342,511	68,557	68,557	0.42	1.68	2.05	8.20	NASDAQ	8,868,706	70,950
CSBK	Clifton Savings Bancorp	NJ	1,001,520	173,577	173,577	0.52	2.07	2.83	11.33	NASDAQ	26,710,194	287,402
COBK	Colonial Bankshares, Inc	NJ	558,615	42,739	42,739	0.25	1.16	3.23	15.24	NASDAQ	4,422,521	32,152
DLNO	Delanco Bancorp, Inc	NJ	135,672	11,606	11,606	(0.84)	(3.36)	(9.02)	(36.08)	OTC BB	1,634,725	6,523
EBMT	Eagle Bancorp	MT	289,709	27,792	25,584	0.84	4.48	9.34	50.00	OTC BB	1,075,312	30,109
EQFC	Equitable Financial Corp	NE	212,999	21,941	21,941	(0.53)	(2.12)	(4.26)	(17.04)	OTC BB	3,173,523	N/A
EKFC	Eureka Financial Corp	PA	111,372	13,486	13,486	(7.32)	(29.28)	(51.72)	(206.88)	OTC BB	1,252,875	N/A
FSBC	FSB Community Bankshares, Inc	NY	202,734	19,966	19,966	0.10	0.40	0.99	3.96	OTC BB	1,785,000	10,085
FFCO	FedFirst Financial Corp	PA	345,710	40,393	39,313	(0.62)	(2.56)	(5.13)	(21.28)	NASDAQ	6,324,775	21,473
FSGB	First Federal of South Carolina, Federal Savings Ban	SC	120,772	10,102	9,942	0.00	0.00	0.05	0.05	Pink Sheet	1,012,755	21,268
FLTB	Flatbush Federal Bancorp, Inc	NY	157,326	15,092	15,092	0.32	1.27	3.08	12.31	OTC BB	2,736,907	9,743
FXCB	Fox Chase Bancorp, Inc	PA	1,169,631	124,511	123,718	0.16	0.48	1.20	3.52	NASDAQ	13,799,970	132,342
GTWN	Georgetown Bancorp, Inc	MA	201,191	17,317	17,317	0.18	0.72	2.05	8.20	OTC BB	2,638,387	10,554
GOVB	Gouverneur Bancorp, Inc	NY	134,609	20,821	20,821	0.74	2.96	4.77	19.12	OTC BB	2,299,384	18,740
GCBC	Greene County Bancorp, Inc	NY	460,536	40,264	40,264	0.96	3.84	10.83	43.32	NASDAQ	4,105,312	59,527
GVFF	Greenville Federal Financial Corp	OH	121,521	18,614	18,614	(3.60)	(14.40)	(21.18)	(84.72)	OTC BB	2,297,851	8,962
GFCJ	Guaranty Financial Corp	WI	1,593,868	138,893	130,880	(1.55)	0.00	(16.82)	0.00	Pink Sheet	1,867,431	29,879
HBOS	Heritage Financial Group	GA	470,985	62,132	61,132	(0.20)	(1.12)	(1.57)	(8.68)	NASDAQ	11,452,344	98,147
HFBL	Home Federal Bancorp, Inc	LA	154,766	31,310	31,310	0.35	1.40	1.66	6.64	OTC BB	3,377,600	22,799
HTWC	Hometown Bancorp, Inc	NY	152,620	18,990	18,990	0.32	1.28	2.43	9.72	OTC BB	2,326,939	11,867
ISBC	Investors Bancorp, Inc	NJ	8,136,432	819,283	797,451	(0.95)	2.24	(8.05)	19.16	NASDAQ	114,692,020	1,050,579

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
JXSB	Jacksonville Bancorp, Inc	IL	295,743	26,383	22,880	0.39	1.56	4.99	19.96	NASDAQ	1,920,817	18,478
KFED	K-Fed Bancorp	CA	881,196	91,995	87,879	0.56	2.32	5.12	21.24	NASDAQ	13,305,113	104,977
KRNY	Kearny Financial Corp	NJ	2,125,482	476,881	394,618	0.31	1.40	1.36	6.04	NASDAQ	69,530,300	795,427
KFFB	Kentucky First Federal Bancorp	KY	239,894	58,832	43,943	0.52	2.08	2.17	8.68	NASDAQ	7,872,134	80,847
LSBK	Lake Shore Bancorp, Inc	NY	418,441	54,050	54,050	0.64	2.68	4.64	19.56	NASDAQ	6,194,814	43,364
LPSB	Laporte Bancorp. Inc	IN	391,245	47,217	37,301	0.01	0.68	0.05	5.32	NASDAQ	4,488,163	22,710
LPBC	Lincoln Park Bancorp	NJ	138,229	13,210	13,210	0.03	0.16	0.31	1.40	OTC BB	1,803,245	5,861
MSBF	MSB Financial Corporation	NJ	352,252	41,000	41,000	0.07	0.28	0.50	2.00	NASDAQ	5,367,021	48,303
MGYR	Magyar Bancorp, Inc	NJ	557,629	40,188	40,188	(1.75)	(7.68)	(20.16)	(88.12)	NASDAQ	5,767,434	29,875
MSFN	Mainstreet Financial Corp	MI	112,917	4,577	3,957	(1.80)	(7.20)	(35.02)	(140.08)	OTC BB	756,068	234
MLVF	Malvern Federal Bancorp, Inc.	PA	707,318	69,777	69,777	0.26	1.00	2.59	10.24	NASDAQ	6,152,500	59,987
EBSB	Meridian Interstate Bancorp	MA	1,185,192	192,753	192,753	0.03	(0.40)	0.14	(2.24)	NASDAQ	22,129,098	164,862
MSVB	Mid-Southern Savings Bank, Federal Savings Bank	IN	176,857	18,657	18,657	0.70	0.70	6.72	6.72	OTC BB	1,467,360	16,875
MDNB	Minden Bancorp, Inc	LA	125,863	20,743	20,743	0.98	3.92	5.83	23.32	OTC BB	1,374,593	31,959
MFDB	Mutual Federal Bancorp, Inc	IL	69,883	23,404	23,404	(2.33)	(8.00)	(6.72)	(23.12)	OTC BB	3,334,273	25,674
NVSL	Naugatuck Valley Financial	CT	537,218	47,892	47,892	(0.15)	1.08	(1.62)	11.96	NASDAQ	7,026,813	40,966
NECB	Northeast Community Bancorp, Inc	NY	517,374	110,657	108,728	0.36	1.44	1.36	5.44	NASDAQ	13,225,000	107,255
NFBK	Northfield Bancorp, Inc.	NJ	1,878,696	390,213	374,054	0.70	2.92	3.03	12.68	NASDAQ	44,867,361	521,359
NWSB	Northwest Bancorp, Inc	PA	7,092,291	632,535	447,530	0.59	2.88	6.53	32.04	NASDAQ	48,516,887	915,028
OSHC	Ocean Shore Holding Company	NJ	724,246	65,859	65,859	0.40	2.76	4.14	28.52	NASDAQ	8,323,374	66,254
ONFC	Oneida Financial Corp	NY	557,513	53,062	28,017	(0.10)	(0.56)	(1.02)	(5.40)	NASDAQ	7,825,942	72,390
ORIT	Oritani Financial Corp	NJ	1,913,521	240,098	240,098	0.36	1.76	2.14	10.60	NASDAQ	37,133,684	509,103
OTTW	Ottawa Savings Bancorp, Inc	IL	204,271	21,936	21,777	0.06	0.20	0.58	2.00	OTC BB	2,123,017	20,169
PSBH	PSB Holdings, Inc	CT	477,092	35,804	28,190	(0.08)	(0.40)	(0.89)	(4.32)	NASDAQ	6,530,509	27,036
PBHC	Pathfinder Bancorp, Inc	NY	347,224	20,114	16,274	0.10	2.00	1.69	34.12	NASDAQ	2,484,832	14,909
PBCP	Polonia Bancorp	PA	220,733	23,505	23,505	(0.16)	(0.64)	(1.47)	(5.88)	OTC BB	3,161,060	23,708
PBIP	Prudential Bancorp, Inc of Pennsylvania	PA	514,730	54,572	54,572	(0.36)	0.54	(2.59)	3.89	NASDAQ	10,331,866	122,019
RCKB	Rockville Financial, Inc	CT	1,540,471	150,063	148,993	0.03	2.39	0.25	23.23	NASDAQ	19,555,655	214,134
ROMA	Roma Financial Corp	NJ	1,240,000	212,423	212,423	0.35	1.38	1.71	6.84	NASDAQ	30,932,653	394,082
SFBI	SFSB, Inc	MD	183,847	18,837	18,837	(1.33)	(5.32)	(11.30)	(45.20)	Pink Sheet	2,672,652	12,695
SIFI	SI Financial Group, Inc	CT	872,705	75,473	71,200	(0.51)	(2.20)	(5.71)	(24.80)	NASDAQ	11,789,202	50,104
SCAY	Seneca-Cayuga Bancorp, Inc	NY	191,162	16,918	16,569	(0.02)	0.32	(0.19)	3.16	OTC BB	2,336,300	11,097
SNFL	Sound Financial, Inc	WA	324,870	25,528	24,391	(0.02)	(0.08)	(0.18)	(0.72)	OTC BB	2,896,091	19,549

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
SUGR	Sugar Creek Financial Corp	IL	91,920	9,306	9,306	0.26	1.04	2.49	9.96	OTC BB	900,107	6,526
TFSL	TFS Financial Corp	OH	10,783,140	1,776,744	1,740,141	0.39	1.56	2.19	8.76	NASDAQ	308,957,900	3,281,133
UCBA	United Community Bancorp	IN	401,579	55,079	55,079	0.19	0.76	1.31	5.24	NASDAQ	7,867,974	54,682
VPFG	Viewpoint Financial Group	TX	2,288,040	197,991	195,919	(0.43)	(1.72)	(4.39)	(17.57)	NASDAQ	24,929,157	379,671
WAKE	Wake Forest Bancshares, Inc	NC	108,296	20,966	20,966	1.20	4.80	6.33	25.32	OTC BB	1,157,628	20,027
WSBF	Waterstone Financial, Inc	WI	1,927,683	173,305	173,305	(1.43)	(5.71)	(14.27)	(57.10)	NASDAQ	31,249,897	92,812
WAWL	Wawel Savings Bank	NJ	95,524	17,037	17,037	0.67	0.67	3.68	3.68	OTC BB	2,144,701	14,198
WCFB	Webster City Federal Bancorp	IA	92,043	14,755	14,755	(0.06)	(0.06)	(0.41)	(0.41)	Pink Sheet	3,207,715	27,266
WMPN	William Penn Bancorp, Inc	PA	300,634	46,518	46,518	0.78	3.64	5.43	25.16	OTC BB	3,641,018	47,333

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 19, 2009

	State	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($000)
ALL THRIFTS											
AVERAGE		1,007,830	125,360	117,594	0.08	0.26	0.61	1.93		16,433,878	199,827
MEDIAN		347,224	40,393	39,313	0.16	0.68	1.20	5.24		4,422,521	31,959
HIGH		10,783,140	1,776,744	1,740,141	1.20	5.24	10.83	50.00		308,957,900	3,281,133
LOW		69,883	4,577	3,957	(7.32)	(29.28)	(51.72)	(206.88)		503,284	234
AVERAGE FOR STATE											
TN		NA	NA	NA	NA	NA	NA	NA		NA	NA
AVERAGE BY REGION											
MIDWEST		1,125,300	161,663	157,742	(0.63)	(2.12)	(5.57)	(18.57)		25,338,234	245,911
NORTH CENTRAL		2,874,778	319,777	319,777	0.07	0.35	0.88	3.94		26,826,464	1,433,724
NORTHEAST		1,036,458	126,843	115,016	(0.05)	0.14	(0.66)	0.88		16,195,277	173,695
SOUTHEAST		374,046	43,762	40,520	0.01	(0.40)	(1.00)	(7.60)		6,636,033	49,155
SOUTHWEST		681,604	681,604	68,987	0.33	1.33	1.38	5.51		7,745,190	121,601
WEST		498,592	48,438	45,951	0.46	2.24	4.76	23.51		5,758,839	51,545
AVERAGE BY EXCHANGE											
NYSE		NA	NA	NA	NA	NA	NA	NA		NA	NA
AMEX		NA	NA	NA	NA	NA	NA	NA		NA	NA
NASDAQ		1,692,694	212,965	198,978	0.08	0.70	0.11	4.17		28,604,933	346,156
OTC		186,396	22,530	22,064	(0.31)	(1.32)	(2.58)	(11.07)		2,617,738	22,858
PINK SHEETS		457,522	41,503	39,704	(0.51)	(1.00)	(4.87)	(8.28)		1,962,271	20,218

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
- Regions: Midwest, North Central, Northeast, Southeast
- Asset size: <= $1,000,000,000
- IPO Date: <= 09/30/08

			IPO Date	Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	ATHENS FEDERAL COMMUNITY BANK		-	**243,011**	**9.69**	**5.24**	**41.11**	**79.10**	**84.34**	**4.67**	**10.42**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/08	< 1,000,000	< 30.00	< 30.00	< 60.00	50.00 - 90.00	75.00 - 90.00	< 25.00	8.00 - 20.00
IFSB	Independence Federal Savings Bank	DC	06/06/1985	186,863	11.04	5.69	44.03	79.68	85.37	8.03	4.59
FFDF	FFD Financial Corp	OH	04/03/1996	189,014	10.38	0.16	33.26	85.58	85.73	7.76	9.46
PFED	Park Bancorp, Inc	IL	08/12/1996	224,588	23.98	4.04	43.73	61.82	65.86	20.36	11.52
FFNM	First Federal of N. Michigan Bancorp, Inc	MI	04/04/2005	240,506	10.40	6.02	45.21	75.89	81.91	16.87	12.29
CMSB	CMS Bancorp, Inc	NY	04/04/2007	241,129	16.40	9.57	66.12	71.86	81.44	14.42	8.88
FBSI	First Bancshares, Inc	MO	12/22/1993	243,325	18.74	16.98	30.73	58.07	75.05	14.35	10.20
CFBK	Central Federal Corp	OH	12/30/1998	288,402	5.10	7.84	19.66	82.42	90.26	13.56	11.11
FFHS	First Franklin Corp	OH	01/26/1988	310,538	7.01	2.56	61.64	85.41	87.97	13.51	7.73
ROME	Rome Bancorp, Inc	NY	10/06/1999	336,663	7.67	0.00	54.78	85.88	85.88	16.34	17.69
FABK	First Advantage Bancorp	TN	11/30/2007	350,285	14.70	25.63	15.19	54.84	80.47	19.92	19.91
LSBI	LSB Financial Corp	IN	02/03/1995	375,534	8.78	0.96	38.27	85.54	86.50	15.31	9.14
LBCP	Liberty Bancorp, Inc	MO	07/24/2006	384,243	9.80	3.18	16.58	79.00	82.18	15.36	11.26
RIVR	River Valley Bancorp	IN	12/20/1996	387,633	18.67	5.26	31.69	70.85	76.11	23.53	6.22
WAYN	Wayne Savings Bancshares, Inc	OH	01/09/2003	404,079	10.50	22.07	35.21	62.26	84.32	14.16	8.65
WVFC	WVS Financial Corp	PA	11/29/1993	419,434	23.39	48.09	5.74	13.86	61.95	56.95	7.42
NFSB	Newport Bancorp, Inc	RI	07/06/2006	449,041	4.78	11.22	47.55	77.72	88.94	30.22	11.64
FCAP	First Capital, Inc	IN	12/31/1998	449,344	15.24	7.31	40.86	71.37	78.68	10.43	10.37
WSB	WSB Holdings, Inc	MD	08/03/1988	451,174	12.90	23.99	19.73	55.24	79.23	29.70	11.76
FFFD	North Central Bancshares, Inc	IA	03/21/1996	460,852	3.69	4.96	47.38	85.37	90.32	16.67	10.20

EXHIBIT 38

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
- Regions: Midwest, North Central, Northeast, Southeast
- Asset size: <= $1,000,000,000
- IPO Date: <= 09/30/08

			IPO Date	Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	ATHENS FEDERAL COMMUNITY BANK		-	**243,011**	**9.69**	**5.24**	**41.11**	**79.10**	**84.34**	**4.67**	**10.42**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/08	< 1,000,000	< 30.00	< 30.00	< 60.00	50.00 - 90.00	75.00 - 90.00	< 25.00	8.00 - 20.00
ASBI	Ameriana Bancorp	IN	03/19/1990	489,436	9.11	10.84	34.78	68.68	79.52	15.17	6.76
FFSX	First Federal Bankshares, Inc	IA	04/15/1999	503,539	17.54	5.29	20.54	66.46	71.76	20.12	0.64
ESBK	Elmira Savings Bank	NY	03/01/1985	515,800	9.20	14.73	30.36	61.20	75.93	16.99	10.18
FKFS	First Keystone Financial, Inc	PA	01/25/1995	525,376	12.54	23.78	37.97	57.60	81.37	24.85	6.22
CFFC	Community Financial Corp	VA	03/30/1988	531,396	2.52	0.00	34.20	92.22	92.22	20.72	8.83
CBNK	Chicopee Bancorp, Inc	MA	07/20/2006	539,465	16.46	1.19	35.81	76.86	78.05	13.17	17.46
CZWI	Citizens Community Bancorp, Inc	WI	03/30/2004	546,694	6.99	10.41	40.34	77.67	88.07	22.10	10.21
FCFL	First Community Bank Corp of America	FL	05/16/2003	555,462	13.21	6.49	27.84	74.66	81.15	7.20	7.92
CEBK	Central Bancorp, Inc	MA	10/24/1986	560,108	8.38	5.06	34.62	81.89	86.95	27.66	7.46
HBNK	Hampden Bancorp, Inc	MA	01/16/2007	567,656	2.01	18.44	32.60	68.27	86.71	14.67	17.03
PBCI	Pamrapo Bancorp, Inc	NJ	11/14/1989	575,504	5.02	19.43	47.37	73.41	92.84	10.77	8.76
BCSB	BCSB Bancorp, Inc	MD	07/08/1998	587,076	9.52	15.82	37.91	67.94	83.76	2.90	10.15
FCLF	First Clover Leaf Financial Corp	IL	06/28/2004	603,713	21.11	4.49	25.02	69.26	73.75	14.48	13.26
JFBI	Jefferson Bancshares, Inc	TN	07/03/2003	662,655	8.44	3.73	26.24	75.17	78.90	13.63	12.00
NEBS	New England Bancshares, Inc	CT	06/04/2002	674,894	13.78	6.53	25.49	72.47	78.99	12.91	9.89
PCBI	Peoples Community Bancorp, Inc	OH	03/30/2000	675,410	21.92	3.36	39.27	65.25	68.61	13.61	-2.79
THRD	TF Financial Corp	PA	07/13/1994	724,497	5.97	14.64	50.24	74.90	89.55	15.34	9.62
FSBI	Fidelity Bancorp, Inc	PA	06/24/1988	740,624	25.32	11.78	39.94	59.38	71.16	32.16	6.76
LSBX	LSB Corp	MA	05/09/1986	788,154	6.05	27.86	18.20	62.85	90.71	33.14	9.37

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
Regions: Midwest, North Central, Northeast, Southeast
Asset size: <= $1,000,000,000
IPO Date: <= 09/30/08

			IPO Date	Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	ATHENS FEDERAL COMMUNITY BANK		**-**	**243,011**	**9.69**	**5.24**	**41.11**	**79.10**	**84.34**	**4.67**	**10.42**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/08	< 1,000,000	< 30.00	< 30.00	< 60.00	50.00 - 90.00	75.00 - 90.00	< 25.00	8.00 - 20.00
CARV	Carver Bancorp, Inc	NY	10/25/1994	809,638	2.16	9.22	13.20	83.08	92.30	16.19	7.95
CASH	Meta Financial Group, Inc	IA	09/20/1993	819,515	-1.64	39.34	8.46	49.13	88.47	11.64	5.38
HARL	Harleysville Savings Financial Corp	PA	08/04/1987	825,150	14.46	23.41	51.93	58.55	81.96	38.31	5.98
CSBC	Citizens South Banking Corp	NC	04/13/1998	836,283	8.44	8.43	22.96	74.29	82.72	13.18	12.45
HIFS	Hingham Institution for Savings	MA	12/20/1988	861,963	15.90	0.90	41.94	80.31	81.22	24.16	7.25
PVFC	PVF Capital Corp	OH	12/30/1992	897,687	6.03	7.52	29.33	79.50	87.02	11.85	6.45
NHTB	New Hampshire Thrift Bancshares, Inc	NH	05/22/1986	912,272	12.09	10.22	44.26	69.62	79.83	14.31	9.45
LEGC	Legacy Bancorp, Inc	MA	10/26/2005	949,971	15.33	7.31	41.70	70.73	78.05	19.25	12.99

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
- Regions: Midwest, North Central, Northeast, Southeast
- Asset size: <= $1,000,000,000
- IPO Date: <= 09/30/08

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin [2] (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	ATHENS FEDERAL COMMUNITY BANK		**-**	**243,011**	**0.75**	**4.19**	**3.79**	**4.19**	**1.83**	**0.44**	**0.11**	**1.13**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/08	< 1,000,000	< 1.00	< 10.00	2.50 - 4.50	2.50 - 4.00	< 1.50	< 1.50	< 1.00	> 0.50
IFSB	Independence Federal Savings Bank	DC	06/06/1985	186,863	-0.94	-16.32	2.87	3.89	0.56	3.05	0.61	1.14
FFDF	FFD Financial Corp	OH	04/03/1996	189,014	0.58	5.87	3.95	2.70	0.40	0.57	0.06	0.78
PFED	Park Bancorp, Inc	IL	08/12/1996	224,588	-0.56	-4.30	2.72	3.34	0.26	3.21	0.71	0.64
FFNM	First Federal of N. Michigan Bancorp, Inc.	MI	04/04/2005	240,506	-1.30	-10.07	2.91	3.56	0.67	4.96	1.52	1.41
CMSB	CMS Bancorp, Inc	NY	04/04/2007	241,129	-0.47	-3.69	3.24	3.90	0.18	0.00	0.00	0.32
FBSI	First Bancshares, Inc	MO	12/22/1993	243,325	0.15	1.34	3.30	3.49	1.18	3.32	0.93	4.43
CFBK	Central Federal Corp	OH	12/30/1998	288,402	0.25	2.55	3.35	2.79	0.32	2.53	0.00	1.70
FFHS	First Franklin Corp	OH	01/26/1988	310,538	-0.46	-5.91	2.03	2.37	0.56	3.16	0.79	1.34
ROME	Rome Bancorp, Inc	NY	10/06/1999	336,663	0.94	4.74	4.39	3.18	0.67	0.48	0.06	0.72
FABK	First Advantage Bancorp	TN	11/30/2007	350,285	0.79	3.23	3.60	3.26	0.78	0.25	0.02	1.31
LSBI	LSB Financial Corp	IN	02/03/1995	375,534	0.48	5.08	2.97	2.58	0.80	3.28	0.39	1.26
LBCP	Liberty Bancorp, Inc	MO	07/24/2006	384,243	0.54	4.02	3.47	2.48	0.59	1.11	0.99	0.93
RIVR	River Valley Bancorp	IN	12/20/1996	387,633	0.69	9.58	2.81	2.34	0.88	2.60	0.05	1.68
WAYN	Wayne Savings Bancshares, Inc	OH	01/09/2003	404,079	0.48	5.81	3.21	2.56	0.43	1.31	0.23	0.96
WVFC	WVS Financial Corp	PA	11/29/1993	419,434	0.67	9.14	1.73	0.88	0.14	0.36	0.00	1.65
NFSB	Newport Bancorp, Inc	RI	07/06/2006	449,041	-0.10	-0.68	3.32	3.29	0.58	0.00	0.00	0.90
FCAP	First Capital, Inc	IN	12/31/1998	449,344	0.79	7.65	3.55	2.62	0.79	2.53	0.20	1.35

EXHIBIT 39

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
- Regions: Midwest, North Central, Northeast, Southeast
- Asset size: <= $1,000,000,000
- IPO Date: <= 09/30/08

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin [2] (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	ATHENS FEDERAL COMMUNITY BANK		**-**	**243,011**	**0.75**	**4.19**	**3.79**	**4.19**	**1.83**	**0.44**	**0.11**	**1.13**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/08	< 1,000,000	< 1.00	< 10.00	2.50 - 4.50	2.50 - 4.00	< 1.50	< 1.50	< 1.00	> 0.50
WSB	WSB Holdings, Inc	MD	08/03/1988	451,174	-0.03	-0.24	2.68	2.76	0.56	5.32	1.09	2.01
FFFD	North Central Bancshares, Inc	IA	03/21/1996	460,852	0.26	3.09	2.84	2.84	1.46	2.62	0.28	1.43
ASBI	Ameriana Bancorp	IN	03/19/1990	489,436	0.15	2.03	2.95	3.20	0.82	2.12	1.16	1.07
FFSX	First Federal Bankshares, Inc	IA	04/15/1999	503,539	-1.83	-44.87	3.40	3.93	1.19	5.81	1.48	1.74
ESBK	Elmira Savings Bank	NY	03/01/1985	515,800	0.74	7.60	3.86	3.01	1.04	0.72	0.01	1.04
FKFS	First Keystone Financial, Inc	PA	01/25/1995	525,376	0.05	0.69	2.22	2.44	0.56	0.61	0.00	1.14
CFFC	Community Financial Corp	VA	03/30/1988	531,396	0.34	4.19	3.39	2.70	0.69	2.94	0.49	1.22
CBNK	Chicopee Bancorp, Inc	MA	07/20/2006	539,465	0.01	0.06	3.06	3.19	0.46	0.55	0.04	0.83
CZWI	Citizens Community Bancorp, Inc	WI	03/30/2004	546,694	0.34	2.00	3.02	2.58	0.40	0.91	0.05	0.40
FCFL	First Community Bank Corp of America	FL	05/16/2003	555,462	-0.78	-9.74	3.42	2.83	0.41	8.44	0.52	1.86
CEBK	Central Bancorp, Inc	MA	10/24/1986	560,108	0.03	0.44	2.96	2.73	0.32	1.49	0.55	0.67
HBNK	Hampden Bancorp, Inc	MA	01/16/2007	567,656	0.06	0.32	3.33	2.92	0.42	1.08	0.07	1.03
PBCI	Pamrapo Bancorp, Inc	NJ	11/14/1989	575,504	0.40	4.22	3.28	2.66	0.39	3.50	0.07	1.40
BCSB	BCSB Bancorp, Inc	MD	07/08/1998	587,076	0.15	2.08	2.61	2.50	0.34	0.41	0.11	0.86
FCLF	First Clover Leaf Financial Corp	IL	06/28/2004	603,713	0.56	3.08	2.72	1.67	0.17	1.80	0.18	1.02
JFBI	Jefferson Bancshares, Inc	TN	07/03/2003	662,655	0.49	3.43	3.48	2.73	0.60	1.43	0.50	0.94
NEBS	New England Bancshares, Inc	CT	06/04/2002	674,894	-0.03	-0.22	3.10	2.76	0.37	2.25	0.16	1.30

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
- Regions: Midwest, North Central, Northeast, Southeast
- Asset size: <= $1,000,000,000
- IPO Date: <= 09/30/08

					OPERATING PERFORMANCE						ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin [2] (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	ATHENS FEDERAL COMMUNITY BANK		**-**	**243,011**	**0.75**	**4.19**	**3.79**	**4.19**	**1.83**	**0.44**	**0.11**	**1.13**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/08	< 1,000,000	< 1.00	< 10.00	2.50 - 4.50	2.50 - 4.00	< 1.50	< 1.50	< 1.00	> 0.50
PCBI	Peoples Community Bancorp, Inc	OH	03/30/2000	675,410	-7.64	-162.77	1.88	2.68	-0.11	7.83	1.70	6.47
THRD	TF Financial Corp	PA	07/13/1994	724,497	0.59	6.12	3.03	2.42	0.54	0.58	0.16	0.91
FSBI	Fidelity Bancorp, Inc	PA	06/24/1988	740,624	0.43	6.84	2.33	1.77	0.50	2.33	0.01	0.82
LSBX	LSB Corp	MA	05/09/1986	788,154	0.55	6.55	2.50	1.70	0.30	0.54	0.02	1.28
CARV	Carver Bancorp, Inc	NY	10/25/1994	809,638	-0.31	-4.59	3.55	3.96	0.67	3.12	0.06	1.12
CASH	Meta Financial Group, Inc	IA	09/20/1993	819,515	-0.14	-2.31	3.55	8.30	5.36	2.41	0.31	2.22
HARL	Harleysville Savings Financial Corp	PA	08/04/1987	825,150	0.56	9.68	1.79	1.25	0.24	0.26	0.07	0.47
CSBC	Citizens South Banking Corp	NC	04/13/1998	836,283	0.42	3.92	2.84	2.32	0.72	1.49	0.25	1.38
HIFS	Hingham Institution for Savings	MA	12/20/1988	861,963	0.81	11.08	2.86	1.57	0.22	1.39	0.00	0.80
PVFC	PVF Capital Corp	OH	12/30/1992	897,687	-0.13	-1.55	2.70	2.36	0.28	8.51	1.37	3.57
NHTB	New Hampshire Thrift Bancshares, Inc	NH	05/22/1986	912,272	0.68	7.81	3.46	2.95	0.92	0.88	0.01	1.13
LEGC	Legacy Bancorp, Inc	MA	10/26/2005	949,971	0.38	2.72	3.27	2.89	0.61	1.57	0.00	1.29

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS

			IPO Date	Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	ATHENS FEDERAL COMMUNITY BANK		**-**	**243,011**	**9.69**	**5.24**	**41.11**	**79.10**	**84.34**	**4.67**	**10.42**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/08	< 1,000,000	< 30.00	< 30.00	< 60.00	50.00 - 90.00	75.00 - 90.00	< 25.00	8.00 - 20.00
FFDF	FFD Financial Corp	OH	04/03/1996	189,014	10.38	0.16	33.26	85.58	85.73	7.76	9.46
ROME	Rome Bancorp, Inc	NY	10/06/1999	336,663	7.67	0.00	54.78	85.88	85.88	16.34	17.69
FABK	First Advantage Bancorp	TN	11/30/2007	350,285	14.70	25.63	15.19	54.84	80.47	19.92	19.91
LBCP	Liberty Bancorp, Inc	MO	07/24/2006	384,243	9.80	3.18	16.58	79.00	82.18	15.36	11.26
WAYN	Wayne Savings Bancshares, Inc	OH	01/09/2003	404,079	10.50	22.07	35.21	62.26	84.32	14.16	8.65
ESBK	Elmira Savings Bank	NY	03/01/1985	515,800	9.20	14.73	30.36	61.20	75.93	16.99	10.18
JFBI	Jefferson Bancshares, Inc	TN	07/03/2003	662,655	8.44	3.73	26.24	75.17	78.90	13.63	12.00
THRD	TF Financial Corp	PA	07/13/1994	724,497	5.97	14.64	50.24	74.90	89.55	15.34	9.62
CSBC	Citizens South Banking Corp	NC	04/13/1998	836,283	8.44	8.43	22.96	74.29	82.72	13.18	12.45
NHTB	New Hampshire Thrift Bancshares, Inc	NH	05/22/1986	912,272	12.09	10.22	44.26	69.62	79.83	14.31	9.45
			AVERAGE	531,579	9.72	10.28	32.91	72.27	82.55	14.70	12.07
			MEDIAN	459,940	9.50	9.32	31.81	74.60	82.45	14.82	10.72
			HIGH	912,272	14.70	25.63	54.78	85.88	89.55	19.92	19.91
			LOW	189,014	5.97	0.00	15.19	54.84	75.93	7.76	8.65

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

					OPERATING PERFORMANCE					ASSET QUALITY (1)		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (2) (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	ATHENS FEDERAL COMMUNITY BANK		**-**	**243,011**	**0.75**	**4.19**	**3.79**	**4.19**	**1.83**	**0.44**	**0.11**	**1.13**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 09/30/08	< 1,000,000	< 1.00	< 10.00	2.50 - 4.50	2.50 - 4.00	< 1.50	< 1.50	< 1.00	> 0.50
FFDF	FFD Financial Corp	OH	04/03/1996	189,014	0.58	5.87	3.95	2.70	0.40	0.57	0.06	0.78
ROME	Rome Bancorp, Inc	NY	10/06/1999	336,663	0.94	4.74	4.39	3.18	0.67	0.48	0.06	0.72
FABK	First Advantage Bancorp	TN	11/30/2007	350,285	0.79	3.23	3.60	3.26	0.78	0.25	0.02	1.31
LBCP	Liberty Bancorp, Inc	MO	07/24/2006	384,243	0.54	4.02	3.47	2.48	0.59	1.11	0.99	0.93
WAYN	Wayne Savings Bancshares, Inc	OH	01/09/2003	404,079	0.48	5.81	3.21	2.56	0.43	1.31	0.23	0.96
ESBK	Elmira Savings Bank	NY	03/01/1985	515,800	0.74	7.60	3.86	3.01	1.04	0.72	0.01	1.04
JFBI	Jefferson Bancshares, Inc	TN	07/03/2003	662,655	0.49	3.43	3.48	2.73	0.60	1.43	0.50	0.94
THRD	TF Financial Corp	PA	07/13/1994	724,497	0.59	6.12	3.03	2.42	0.54	0.58	0.16	0.91
CSBC	Citizens South Banking Corp	NC	04/13/1998	836,283	0.42	3.92	2.84	2.32	0.72	1.49	0.25	1.38
NHTB	New Hampshire Thrift Bancshares, Inc	NH	05/22/1986	912,272	0.68	7.81	3.46	2.95	0.92	0.88	0.01	1.13
	AVERAGE			531,579	0.63	5.26	3.53	2.76	0.67	0.88	0.23	1.01
	MEDIAN			459,940	0.59	5.28	3.48	2.72	0.64	0.80	0.11	0.95
	HIGH			912,272	0.94	7.81	4.39	3.26	1.04	1.49	0.99	1.38
	LOW			189,014	0.42	3.23	2.84	2.32	0.40	0.25	0.01	0.72

EXHIBIT 41

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Conversion (IPO) Date	Most Recent Quarter: Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
	ATHENS FEDERAL COMMUNITY BANK	**Athens**	**TN**	**7**	**-**	**-**	**231,481**	**232,497**	**192,217**	**555**	**202,920**	**25,331**
COMPARABLE GROUP												
CSBC	Citizens South Banking Corp	Gastonia	NC	15	NASDAQ	04/13/1998	836,283	762,683	621,277	30,444	616,233	104,158
ESBK	Elmira Savings Bank	Elmira	NY	8	NASDAQ	03/01/1985	515,800	318,965	315,662	13,230	359,742	52,500
FFDF	FFD Financial Corp	Dover	OH	6	NASDAQ	04/03/1996	189,014	177,997	161,749	581	153,627	17,885
FABK	First Advantage Bancorp	Clarksville	TN	5	NASDAQ	11/30/2007	350,285	326,129	192,085	0	208,208	69,754
JFBI	Jefferson Bancshares, Inc	Morristown	TN	1	NASDAQ	07/03/2003	662,655	583,481	498,107	24,959	482,167	79,505
LBCP	Liberty Bancorp, Inc	Liberty	MO	4	NASDAQ	07/24/2006	384,243	349,741	303,560	2,150	279,576	43,260
NHTB	New Hampshire Thrift Bancshares, Inc	Newport	NH	21	NASDAQ	05/22/1986	912,272	829,387	635,092	29,712	683,822	86,252
ROME	Rome Bancorp, Inc	Rome	NY	5	NASDAQ	10/06/1999	336,663	310,502	289,112	43	216,560	59,565
THRD	TF Financial Corp	Newtown	PA	16	NASDAQ	07/13/1994	724,497	690,761	542,673	4,324	531,090	69,672
WAYN	Wayne Savings Bancshares, Inc	Wooster	OH	10	NASDAQ	01/09/2003	404,079	377,701	251,562	2,433	308,013	34,963
	Average			9.1			531,579	472,735	381,088	10,788	383,904	61,751
	Median			7.0			459,940	363,721	309,611	3,379	333,878	64,619
	High			21.0			912,272	829,387	635,092	30,444	683,822	104,158
	Low			1.0			189,014	177,997	161,749	0	153,627	17,885

EXHIBIT 42

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 43

BALANCE SHEET

ASSET COMPOSITION - MOST RECENT QUARTER

		Total Assets ($000)	As a Percent of Total Assets: Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Repo-sessed Assets (%)	Goodwill & Intang. (%)	Other Assets (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
SUBJECT													
	ATHENS FEDERAL COMMUNITY BANK	**243,481**	**9.69**	**5.24**	**79.10**	**1.13**	**0.11**	**0.23**	**5.63**	**0.44**	**95.67**	**88.17**	**0.11**
COMPARABLE GROUP													
CSBC	Citizens South Banking Corp	836,283	8.44	8.43	74.29	1.38	0.25	3.63	3.00	1.49	92.81	72.27	0.00
ESBK	Elmira Savings Bank	515,800	9.20	14.73	61.20	1.04	0.01	2.68	2.66	0.72	84.41	74.49	0.00
FFDF	FFD Financial Corp	189,014	10.38	0.16	85.58	0.78	0.06	0.31	3.99	0.57	97.56	84.23	0.00
FABK	First Advantage Bancorp	350,285	14.70	25.63	54.84	1.31	0.02	0.00	4.06	0.25	91.40	72.65	0.00
JFBI	Jefferson Bancshares, Inc	662,655	8.44	3.73	75.17	0.94	0.50	3.77	5.22	1.43	87.32	81.75	0.00
LBCP	Liberty Bancorp, Inc	384,243	9.80	3.18	79.00	0.93	0.99	0.55	4.19	1.11	87.08	85.11	0.00
NHTB	New Hampshire Thrift Bancshares, Inc	912,272	12.09	10.22	69.62	1.13	0.01	3.24	2.98	0.88	86.10	79.10	0.00
ROME	Rome Bancorp, Inc	336,663	7.67	0.00	85.88	0.72	0.06	0.01	4.55	0.48	89.83	70.14	0.00
THRD	TF Financial Corp	724,497	5.97	14.64	74.90	0.91	0.16	0.60	3.11	0.58	95.38	84.19	0.00
WAYN	Wayne Savings Bancshares, Inc	404,079	10.50	22.07	62.26	0.96	0.23	0.54	2.52	1.31	95.12	77.36	0.00
	Average	531,579	9.72	10.28	72.27	1.01	0.23	1.53	3.63	0.88	90.70	78.13	0.00
	Median	459,940	9.50	9.32	74.60	0.95	0.11	0.57	3.55	0.80	90.62	78.23	0.00
	High	912,272	14.70	25.63	85.88	1.38	0.99	3.77	5.22	1.49	97.56	85.11	0.00
	Low	189,014	5.97	0.00	54.84	0.72	0.01	0.00	2.52	0.25	84.41	70.14	0.00
ALL THRIFTS (185)													
	Average	2,382,988	11.21	11.28	70.75	1.48	0.61	0.77	4.08	2.85	80.55	68.21	0.07
MIDWEST THRIFTS (54)													
	Average	1,272,971	12.33	7.82	71.78	1.55	0.66	0.54	4.92	3.50	78.85	64.10	0.15
TENNESSEE THRIFTS (5)													
	Average	264,719	20.09	9.52	70.67	1.74	0.13	0.19	2.25	0.60	92.75	49.91	0.00

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 44

BALANCE SHEET COMPARISON

LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	As a Percent of Assets: Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tangible Equity (%)	Tier 1 Capital (%)	Reg. Risk-Based Capital (%)
SUBJECT													
	ATHENS FEDERAL COMMUNITY BANK	**217,680**	**25,331**	**83.34**	**4.66**	**1.40**	**-**	**0.04**	**10.38**	**10.42**	**10.38**	**10.14**	**15.04**
COMPARABLE GROUP													
CSBC	Citizens South Banking Corp	732,125	104,158	73.69	13.18	0.68	10.00	(0.02)	4.23	12.45	9.16	13.27	14.31
ESBK	Elmira Savings Bank	463,300	52,500	69.74	16.99	0.55	10.19	0.18	0.06	10.18	10.18	8.36	14.09
FFDF	FFD Financial Corp	171,129	17,885	81.28	7.76	1.50	9.59	0.00	6.15	9.46	9.46	9.60	13.00
FABK	First Advantage Bancorp	280,531	69,754	59.44	19.92	0.72	19.91	0.43	6.79	19.91	19.91	17.28	18.31
JFBI	Jefferson Bancshares, Inc	583,150	79,505	72.76	13.63	2.12	11.91	(0.03)	5.39	12.00	12.00	8.31	11.00
LBCP	Liberty Bancorp, Inc	340,983	43,260	72.76	15.36	0.43	10.51	0.12	5.63	11.26	10.77	11.70	12.60
NHTB	New Hampshire Thrift Bancshares, Inc	826,020	86,252	74.96	14.31	1.28	11.16	(0.26)	4.36	9.45	6.42	8.97	13.30
ROME	Rome Bancorp, Inc	277,098	59,565	64.33	16.34	1.64	16.33	(0.61)	10.97	17.69	17.69	17.18	22.00
THRD	TF Financial Corp	654,825	69,672	73.30	15.34	1.38	9.17	(0.00)	9.82	9.62	9.07	8.62	15.59
WAYN	Wayne Savings Bancshares, Inc	369,116	34,963	76.23	14.16	0.96	8.27	0.21	3.24	8.65	8.16	11.75	12.40
	Average	440,684	61,751	71.64	14.87	1.18	11.89	0.01	5.82	12.03	11.52	11.31	14.70
	Median	369,116	64,619	72.76	15.34	1.28	10.51	0.00	5.63	10.18	10.18	9.60	13.30
	High	826,020	104,158	81.28	19.92	2.12	19.91	0.43	10.97	19.91	19.91	17.28	22.00
	Low	171,129	17,885	59.44	7.76	0.43	8.27	(0.61)	0.06	8.65	6.42	8.31	11.00
ALL THRIFTS (185)													
	Average	2,155,791	225,864	70.35	18.11	1.27	9.74	(0.19)	5.06	10.34	9.46	9.53	15.17
MIDWEST THRIFTS (54)													
	Average	1,182,867	90,152	72.30	16.30	1.85	9.62	(0.11)	5.31	9.86	9.54	9.43	15.51
TENNESSEE THRIFTS (5)													
	Average	225,933	38,786	74.57	8.96	1.03	17.11	0.16	8.88	15.92	13.72	14.39	23.47

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON

TRAILING FOUR QUARTERS
($000)

	Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Total Non-Int. Expense	Net Income Before Taxes	Income Taxes	Net Income	Core Income
SUBJECT											
ATHENS FEDERAL COMMUNITY BANK	**15,255**	**6,461**	**8,794**	**591**	**0**	**4,465**	**10,198**	**2,470**	**740**	**1,730**	**1,837**
COMPARABLE GROUP											
CSBC Citizens South Banking Corp	42,607	22,406	20,202	3,275	284	5,735	18,538	3,720	639	3,081	3,343
ESBK Elmira Savings Bank	25,535	10,726	14,960	1,305	0	6,126	14,952	4,829	1,301	3,018	3,018
FFDF FFD Financial Corp	10,473	4,196	6,277	444	0	742	4,956	1,619	562	1,057	1,057
FABK First Advantage Bancorp	17,285	6,602	10,683	685	(2,656)	2,437	10,145	(13,943)	(5,848)	(8,095)	2,456
JFBI Jefferson Bancshares, Inc	28,161	11,619	16,542	910	0	3,198	14,683	4,147	1,517	2,630	2,630
LBCP Liberty Bancorp, Inc	20,157	9,384	10,772	1,881	135	1,989	8,387	2,628	706	1,922	1,834
NHTB New Hampshire Thrift Bancshares, Ir	42,636	16,714	25,922	1,101	910	7,666	24,618	7,899	2,174	5,725	5,706
ROME Rome Bancorp, Inc	17,954	4,887	13,067	300	(265)	2,209	10,410	4,301	1,396	2,905	3,077
THRD TF Financial Corp	38,832	18,071	20,761	1,500	0	3,875	17,431	5,705	1,469	4,236	4,236
WAYN Wayne Savings Bancshares, Inc	21,472	9,321	12,151	1,068	50	1,733	10,281	2,409	546	1,863	1,945
Average	26,511	11,393	15,134	1,247	(154)	3,571	13,440	2,331	446	1,834	2,930
Median	23,504	10,055	14,014	1,085	0	2,818	12,547	3,934	1,004	2,768	2,824
High	42,636	22,406	25,922	3,275	910	7,666	24,618	7,899	2,174	5,725	5,706
Low	10,473	4,196	6,277	300	(2,656)	742	4,956	(13,943)	(5,848)	(8,095)	1,057
ALL THRIFTS (185)											
Average	119,108	66,205	52,968	27,457	(841)	18,206	47,302	(13,472)	(41)	(10,137)	(3,789)
MIDWEST THRIFTS (54)											
Average	62,921	36,891	26,233	31,509	(784)	10,962	30,779	(33,138)	(7,898)	(25,236)	(20,004)
TENNESSEE THRIFTS (5)											
Average	11,291	5,508	8,607	433	(877)	1,587	7,302	(1,593)	(828)	(765)	(765)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 46

INCOME AND EXPENSE COMPARISON

AS A PERCENTAGE OF AVERAGE ASSETS

		Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Total Non-Int. Expense	Net Income Before Taxes	Income Taxes	Net Income	Core Income
SUBJECT												
	ATHENS FEDERAL COMMUNITY BANK	**6.23**	**2.65**	**3.58**	**0.24**	**0.00**	**1.83**	**4.19**	**1.01**	**0.30**	**0.71**	**0.75**
COMPARABLE GROUP												
CSBC	Citizens South Banking Corp	5.33	2.80	2.53	0.41	0.04	0.72	2.32	0.47	0.08	0.39	0.42
ESBK	Elmira Savings Bank	5.33	2.24	3.09	0.27	0.00	1.28	3.12	1.01	0.27	0.63	0.63
FFDF	FFD Financial Corp	5.71	2.29	3.42	0.24	0.00	0.40	2.70	0.88	0.31	0.58	0.58
FABK	First Advantage Bancorp	5.55	2.12	3.43	0.22	(0.85)	0.78	3.26	(4.48)	(1.88)	(2.60)	0.79
JFBI	Jefferson Bancshares, Inc	5.25	2.16	3.08	0.17	0.00	0.60	2.73	0.77	0.28	0.49	0.49
LBCP	Liberty Bancorp, Inc	5.96	2.78	3.19	0.56	0.04	0.59	2.48	0.78	0.21	0.57	0.54
NHTB	New Hampshire Thrift Bancshares, Ir	5.12	2.01	3.11	0.13	0.11	0.92	2.95	0.95	0.26	0.69	0.68
ROME	Rome Bancorp, Inc	5.48	1.49	3.99	0.09	(0.08)	0.67	3.18	1.31	0.43	0.89	0.94
THRD	TF Financial Corp	5.39	2.51	2.88	0.21	0.00	0.54	2.42	0.79	0.20	0.59	0.59
WAYN	Wayne Savings Bancshares, Inc	5.35	2.32	3.03	0.27	0.01	0.43	2.56	0.60	0.14	0.46	0.48
	Average	5.45	2.27	3.17	0.26	(0.07)	0.69	2.77	0.31	0.03	0.27	0.61
	Median	5.37	2.26	3.10	0.23	0.00	0.64	2.72	0.78	0.23	0.57	0.58
	High	5.96	2.80	3.99	0.56	0.11	1.28	3.26	1.31	0.43	0.89	0.94
	Low	5.12	1.49	2.53	0.09	(0.85)	0.40	2.32	(4.48)	(1.88)	(2.60)	0.42
ALL THRIFTS (185)												
	Average	5.67	2.77	2.91	0.61	(0.03)	0.67	2.72	(0.12)	0.07	(0.16)	0.06
MIDWEST THRIFTS (54)												
	Average	5.77	2.90	2.87	0.78	0.01	0.66	2.82	(0.37)	(0.02)	(0.37)	(0.18)
TENNESSEE THRIFTS (5)												
	Average	5.94	2.36	3.58	0.13	(0.28)	0.54	2.72	(0.03)	(0.12)	0.08	0.08

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)
SUBJECT									
	ATHENS FEDERAL COMMUNITY BANK	**6.57**	**2.99**	**3.58**	**3.79**	**0.71**	**0.75**	**7.11**	**7.55**
COMPARABLE GROUP									
CSBC	Citizens South Banking Corp	5.99	3.37	2.62	2.91	0.39	0.42	3.61	3.92
ESBK	Elmira Savings Bank	5.91	2.75	3.16	3.26	0.74	0.74	7.60	7.60
FFDF	FFD Financial Corp	6.59	3.11	3.48	3.64	0.58	0.58	5.87	5.87
FABK	First Advantage Bancorp	5.83	2.97	2.86	3.60	(2.60)	0.79	(10.65)	3.23
JFBI	Jefferson Bancshares, Inc	5.92	3.11	2.81	3.65	0.49	0.49	3.43	3.43
LBCP	Liberty Bancorp, Inc	6.49	3.24	3.25	3.47	0.57	0.54	4.21	4.02
NHTB	New Hampshire Thrift Bancshares, Inc	5.69	2.32	3.37	3.46	0.69	0.68	7.84	7.81
ROME	Rome Bancorp, Inc	6.04	2.15	3.89	4.40	0.89	0.94	4.47	4.74
THRD	TF Financial Corp	5.67	2.81	2.86	3.09	0.59	0.59	6.12	6.12
WAYN	Wayne Savings Bancshares, Inc	5.67	2.55	3.12	3.21	0.46	0.48	5.56	5.81
	Average	5.98	2.84	3.14	3.47	0.28	0.63	3.81	5.26
	Median	5.92	2.89	3.14	3.47	0.58	0.59	5.02	5.28
	High	6.59	3.37	3.89	4.40	0.89	0.94	7.84	7.81
	Low	5.67	2.15	2.62	2.91	(2.60)	0.42	(10.65)	3.23
ALL THRIFTS (185)									
	Average	6.73	3.95	2.76	3.06	(0.19)	0.05	(4.09)	(1.52)
MIDWEST THRIFTS (54)									
	Average	7.16	3.85	3.32	2.98	(0.46)	(0.22)	(7.82)	(5.33)
TENNESSEE THRIFTS (5)									
	Average	6.31	3.13	3.18	3.84	0.08	0.93	2.01	5.45

* Based on average interest-earning assets.

EXHIBIT 47

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 48

DIVIDENDS, RESERVES AND SUPPLEMENTAL DATA

	DIVIDENDS				RESERVES AND SUPPLEMENTAL DATA - MOST RECENT PERIOD				
	12 Month Preferred Dividends ($000)	12 Month Common Div./ Share ($)	Current Dividend Yield (%)	12 Month Dividend Payout Ratio (%)	Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)
SUBJECT									
ATHENS FEDERAL COMMUNITY BANK	-	**0.00**	**0.00**	**0.00**	**1.41**	**258.00**	**0.33**	**92.06**	**30.00**
COMPARABLE GROUP									
CSBC Citizens South Banking Corp	0	0.34	5.81	126.69	1.38	69.64	1.26	97.74	(97.48)
ESBK Elmira Savings Bank	0	0.80	0.00	0.00	1.04	N/A	N/A	N/A	32.26
FFDF FFD Financial Corp	0	0.68	5.21	64.97	0.78	119.72	0.09	663.64	34.15
FABK First Advantage Bancorp	0	0.05	0.51	(2.47)	1.31	285.83	0.02	2271.43	38.70
JFBI Jefferson Bancshares, Inc	0	0.24	3.85	61.51	0.94	49.89	0.33	70.92	46.85
LBCP Liberty Bancorp, Inc	0	0.10	1.38	17.54	0.93	65.90	0.26	167.19	27.76
NHTB New Hampshire Thrift Bancshares, Inc	0	0.52	5.42	50.44	1.13	89.91	0.18	215.75	31.74
ROME Rome Bancorp, Inc	0	0.34	4.00	84.17	0.72	128.98	0.02	1538.46	32.04
THRD TF Financial Corp	0	0.80	4.54	50.28	0.91	119.21	0.03	1311.11	26.03
WAYN Wayne Savings Bancshares, Inc	0	0.41	7.00	66.08	0.96	46.06	0.34	77.83	21.65
Average	0	0.44	3.55	51.92	1.01	108.35	0.28	712.67	19.37
Median	0	0.41	4.00	55.97	0.95	89.91	0.18	215.75	31.89
High	0	0.80	7.00	126.69	1.38	285.83	1.26	2271.43	46.85
Low	0	0.05	0.00	(2.47)	0.72	46.06	0.02	70.92	(97.48)
ALL THRIFTS (185)									
Average	0	0.34	4.15	53.71	1.55	72.24	0.77	410.23	24.45
MIDWEST THRIFTS (54)									
Average	0	0.35	5.82	18.13	1.62	50.20	0.96	150.67	24.54
TENNESSEE THRIFTS (5)									
Average	0	0.22	1.88	23.58	1.74	333.34	0.06	892.63	36.09

EXHIBIT 49

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION - FULL CONVERSION

Athens Federal Community Bank
Stock Prices as of August 19, 2009

Pricing ratios and parameters:

Pro Forma	Symbol	Midpoint Ratios	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Price to earnings	P/E	11.48	11.79	11.77	18.18	7.32
Price to core earnings	P/CE	10.73	13.06	12.82	13.71	11.11
Price to book value	P/B	47.33%	63.12%	60.39%	66.98%	63.38%
Price to tangible book value	P/TB	48.11%	72.11%	67.76%	73.53%	66.20%
Price to assets	P/A	7.37%	7.67%	6.21%	7.11%	5.40%

	Symbol	Amount	
Pre conversion earnings	(Y)	$ 1,730,000	For the twelve months ended June 30, 2009
Pre conversion core earnings	(CY)	$ 1,837,000	For the twelve months ended June 30, 2009
Pre conversion book value	(B)	$ 25,331,000	At June 30, 2009
Pre conversion tang. book value	(TB)	$ 24,681,000	At June 30, 2009
Pre conversion assets	(A)	$ 243,010,000	At June 30, 2009

	Symbol	Value		Symbol	Value
Conversion expense	(X)	6.21%	Percent sold	(PCT)	100.00%
ESOP stock purchase	(E)	8.00%	Option % granted	(OP)	10.00%
ESOP cost of borrowings, net	(S)	0.00%	Est. option value	(OV)	41.50%
ESOP term (yrs.)	(T)	15	Option maturity	(OM)	5
RRP amount	(M)	4.00%	Option % taxable	(OT)	25.00%
RRP term (yrs.)	(N)	5	Price per share	(P)	$ 10.00
Tax rate	(TAX)	34.00%			
Investment rate of return, pretax		1.18%			
Investment rate of return, net	(RR)	0.78%			

Formulae to indicate value after conversion:

1. P/CE method: Value = P/CE*CY / ((1-P/CE*(PCT)*((1-X-E-M)*(RR*(1-TAX))-((1-TAX)*E/T)-((1-TAX)*M/N)-((1-TAX)*OT)*(OP*OV)/OM))) = $ 19,000,000

2. P/B method: Value = P/B*(B) / (1-PB*(PCT)*(1-X-E-M)) = $ 19,000,000

3. P/A method: Value = P/A*(A) / (1-PA*(PCT)*(1-X-E-M)) = $ 19,000,000

VALUATION CORRELATION AND CONCLUSIONS:

	Foundation Shares Issued	Public Shares Sold	Gross Proceeds of Public Offering	Price per Share	Total Shares Issued	TOTAL VALUE
Midpoint	**100,000**	**1,800,000**	**$18,000,000**	**10.00**	**1,900,000**	**$19,000,000**
Minimum	100,000	1,515,000	$15,150,000	10.00	1,615,000	$16,150,000
Maximum	100,000	2,085,000	$20,850,000	10.00	2,185,000	$21,850,000
Maximum, as adjusted	100,000	2,412,750	$24,127,500	10.00	2,512,750	$25,127,500

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS
STOCK PRICES AS OF AUGUST 19, 2009

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($000)	Price/ Share ($)	12 Mo. CORE EPS ($)	Bk. Value /Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	12 Mo. Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
ATHENS FEDERAL COMMUNITY BANK															
Appraised value - midpoint	**19,000**	**10.00**	**0.93**	**21.13**	**11.48**	**47.33**	**7.37**	**48.11**	**10.73**	**0.00**	**0.00**	**0.00**	**15.57**	**0.64**	**4.08**
Minimum	16,150	10.00	1.11	23.30	9.59	42.91	6.33	43.66	8.97	0.00	0.00	0.00	14.74	0.65	4.42
Maximum	21,850	10.00	0.80	19.52	13.45	51.23	8.41	52.49	12.55	0.00	0.00	0.00	16.41	0.62	3.78
Maximum, as adjusted	25,128	10.00	0.68	18.12	15.79	55.18	9.55	55.98	14.72	0.00	0.00	0.00	17.30	0.60	3.47
ALL THRIFTS (185)															
Average	181,385	13.43	(0.70)	16.98	18.18	66.98	7.11	73.53	13.71	0.34	5.70	9.87	9.77	(0.03)	(0.27)
Median	25,470	8.89	0.15	13.84	7.32	63.38	5.40	66.20	11.11	0.24	3.49	0.00	9.07	0.25	2.62
TENNESSEE THRIFTS (5)															
Average	26,204	18.20	0.23	19.66	11.68	84.97	13.40	91.46	17.58	0.22	1.77	25.88	17.05	0.75	4.14
Median	24,860	19.25	0.64	15.91	15.03	83.32	11.88	87.27	16.40	0.22	1.26	22.24	15.23	0.83	3.89
COMPARABLE GROUP (10)															
Average	36,879	10.01	0.60	16.13	11.69	66.47	7.67	75.32	13.06	0.43	4.26	55.76	12.07	0.63	5.26
Median	39,905	9.05	0.60	14.39	11.77	62.61	6.21	73.58	12.82	0.38	4.72	55.97	10.72	0.59	5.28
COMPARABLE GROUP															
FFDF FFD Financial Corp	13,891	13.06	1.05	17.71	12.48	77.66	7.34	77.64	12.48	0.68	5.21	64.97	9.46	0.58	5.87
ROME Rome Bancorp, Inc	57,786	8.50	0.40	8.66	21.04	97.01	17.16	96.20	19.00	0.34	4.00	84.17	17.69	0.94	4.74
FABK First Advantage Bancorp	41,627	9.75	(2.02)	15.82	-4.82	59.67	11.88	65.11	17.50	0.05	0.51	-2.47	19.91	0.79	3.23
LBCP Liberty Bancorp, Inc	26,440	7.25	0.57	11.94	12.72	61.11	6.88	66.01	14.32	0.10	1.38	17.54	11.26	0.54	4.02
WAYN Wayne Savings Bancshares, Inc	17,694	5.86	0.62	11.64	9.44	50.60	4.37	46.71	9.04	0.41	7.00	66.08	8.65	0.48	5.81
ESBK Elmira Savings Bank	30,040	16.35	2.08	27.37	7.84	90.62	5.82	96.93	8.89	0.80	4.89	38.37	10.18	0.74	7.60
JFBI Jefferson Bancshares, Inc	41,047	6.24	0.39	11.80	15.99	51.62	6.19	49.31	15.99	0.24	3.85	61.51	12.00	0.49	3.43
THRD TF Financial Corp	44,669	17.61	1.59	27.62	11.07	64.11	6.16	69.51	10.49	0.80	4.54	50.28	9.62	0.59	6.12
CSBC Citizens South Banking Corp	38,763	5.85	0.27	13.84	21.80	46.36	4.63	84.10	13.17	0.34	5.81	126.69	12.45	0.42	3.92
NHTB New Hampshire Thrift Bancshares, Inc	56,832	9.60	1.03	14.95	9.31	65.89	6.22	101.69	9.71	0.52	5.42	50.44	9.45	0.68	7.81

EXHIBIT 51

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Athens Federal Community Bank
At the MINIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	15,150,000
Less: Estimated offering expenses		1,180,000
Net offering proceeds	$	13,970,000

2. Generation of Additional Income

Net offering proceeds	$	13,970,000
Less: Stock-based benefit plans [2]		1,938,000
Less cash contribution to foundation		100,000
Less: Other		0
Net offering proceeds invested	$	11,932,000
Investment rate, after taxes		0.78%
Earnings increase - return on proceeds invested	$	92,926
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		56,848
Less: Stock-based incentive plan expense, net of taxes		85,272
Less: Option expense, net of applicable taxes		122,651
Net earnings increase (decrease)	$	(171,845)

3. Comparative Pro Forma Earnings

		Net		Core
Before conversion - 12 months ended 06/30/09	$	1,730,000	$	1,837,000
Net earnings increase		(171,845)		(171,845)
After conversion	$	1,558,155	$	1,665,155

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 06/30/09	$	25,331,000	$	24,681,000
Net cash conversion proceeds		11,932,000		11,932,000
Tax benefit of contribution		374,000		374,000
After conversion	$	37,637,000	$	36,987,000

5. Comparative Pro Forma Assets

Before conversion - 06/30/09	$	243,010,000
Net cash conversion proceeds		11,932,000
Tax benefit of contribution		374,000
After conversion	$	255,316,000

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 52

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Athens Federal Community Bank
At the MIDPOINT

1. Gross Offering Proceeds

Offering proceeds [1]	$	18,000,000
Less: Estimated offering expenses		1,180,000
Net offering proceeds	$	16,820,000

2. Generation of Additional Income

Net offering proceeds	$	16,820,000
Less: Stock-based benefit plans [2]		2,280,000
Less cash contribution to foundation		100,000
Less: Other		0
Net offering proceeds invested	$	14,440,000
Investment rate, after taxes		0.78%
Earnings increase - return on proceeds invested	$	112,459
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		66,880
Less: Stock-based incentive plan expense, net of taxes		100,320
Less: Option expense, net of applicable taxes		144,296
Net earnings increase (decrease)	$	(199,037)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 06/30/09	$	1,730,000	$	1,837,000
Net earnings increase		(199,037)		(199,037)
After conversion	$	1,530,963	$	1,637,963

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 06/30/09	$	25,331,000	$	24,681,000
Net cash conversion proceeds		14,440,000		14,440,000
Tax benefit of contribution		374,000		374,000
After conversion	$	40,145,000	$	39,495,000

5. Comparative Pro Forma Assets

Before conversion - 06/30/09	$	243,010,000
Net cash conversion proceeds		14,440,000
Tax benefit of contribution		374,000
After conversion	$	257,824,000

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 53

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Athens Federal Community Bank
At the MAXIMUM

1. Gross Offering Proceeds		
Offering proceeds [1]	$	20,850,000
Less: Estimated offering expenses		1,180,000
Net offering proceeds	$	19,670,000

2. Generation of Additional Income		
Net offering proceeds	$	19,670,000
Less: Stock-based benefit plans [2]		2,622,000
Less cash contribution to foundation		100,000
Less: Other		0
Net offering proceeds invested	$	16,948,000
Investment rate, after taxes		0.78%
Earnings increase - return on proceeds invested	$	131,991
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		76,912
Less: Stock-based incentive plan expense, net of taxes		115,368
Less: Option expense, net of applicable taxes		165,940
Net earnings increase (decrease)	$	(226,229)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 06/30/09	$	1,730,000	$	1,837,000
Net earnings increase		(226,229)		(226,229)
After conversion	$	1,503,771	$	1,610,771

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 06/30/09	$	25,331,000	$	24,681,000
Net cash conversion proceeds		16,948,000		16,948,000
Tax benefit of contribution		374,000		374,000
After conversion	$	42,653,000	$	41,629,000

5. Comparative Pro Forma Assets

Before conversion - 06/30/09	$	243,010,000
Net cash conversion proceeds		16,948,000
Tax benefit of contribution		374,000
After conversion	$	259,958,000

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 54

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Athens Federal Community Bank
At the Maximum, as adjusted

1. Gross Offering Proceeds

Offering proceeds [1]	$	24,127,500
Less: Estimated offering expenses		1,180,000
Net offering proceeds	$	22,947,500

2. Generation of Additional Income

Net offering proceeds	$	22,947,500
Less: Stock-based benefit plans [2]		3,015,300
Less cash contribution to foundation		100,000
Less: Other		0
Net offering proceeds invested	$	19,832,200
Investment rate, after taxes		0.78%
Earnings increase - return on proceeds invested	$	154,453
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		88,449
Less: Stock-based incentive plan expense, net of taxes		132,673
Less: Option expense, net of applicable taxes		190,831
Net earnings increase (decrease)	$	(257,500)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 06/30/09	$	1,730,000	$	1,837,000
Net earnings increase		(257,500)		(257,500)
After conversion	$	1,472,500	$	1,579,500

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 06/30/09	$	25,331,000	$	24,681,000
Net cash conversion proceeds		19,832,200		19,832,200
Tax benefit of contribution		374,000		374,000
After conversion	$	45,537,200	$	44,887,200

5. Comparative Pro Forma Assets

Before conversion - 06/30/09	$	243,010,000
Net cash conversion proceeds		19,832,200
Tax benefit of contribution		374,000
After conversion	$	263,216,200

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 55

KELLER & COMPANY
Columbus, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	Athens Federal		Premium or (discount) from comparable group. Average	Median
Midpoint:				
Price/earnings	11.48 x		(2.61)%	(2.46)%
Price/book value	47.33 %	*	(25.02)%	(21.63)%
Price/assets	7.37 %		(3.86)%	18.77%
Price/tangible book value	48.11 %		(33.29)%	(29.00)%
Price/core earnings	10.73 x		(17.81)%	(16.31)%
Minimum of range:				
Price/earnings	9.59 x		(18.66)%	(18.54)%
Price/book value	42.91 %	*	(32.02)%	(28.95)%
Price/assets	6.33 %		(17.48)%	1.94%
Price/tangible book value	43.66 %		(39.45)%	(35.56)%
Price/core earnings	8.97 x		(31.28)%	(30.02)%
Maximum of range:				
Price/earnings	13.45 x		14.03%	14.20%
Price/book value	51.23 %	*	(18.85)%	(15.17)%
Price/assets	8.41 %		9.66%	35.46%
Price/tangible book value	52.49 %		(27.22)%	(22.54)%
Price/core earnings	12.55 x		(3.88)%	(2.13)%
Super maximum of range:				
Price/earnings	15.79 x		33.91%	34.12%
Price/book value	55.18 %	*	(12.58)%	(8.63)%
Price/assets	9.55 %		24.54%	53.85%
Price/tangible book value	55.98 %		(22.37)%	(17.39)%
Price/core earnings	14.72 x		12.72%	14.78%

* Represents pricing ratio associated with primary valuation method.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.

Financial Institution Consultants

555 Metro Place North
Dublin, Ohio 43017

614-766-1426
(fax) 614-766-1459

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since its inception in 1985, Keller & Company has provided a wide range of consulting services to over 200 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies located in thirty-one states and Washington D.C., extending from Oregon to Maine. Keller & Company, Inc. provides a full range of consulting services, including the preparation of business/ strategic plans, market studies, stock valuations, ESOP valuations, de novo charter applications, fairness opinions, incentive compensation plans, etc. Keller also serves as advisor in connection with branch purchase/sale transactions and merger/acquisition transactions. Keller & Company, Inc. is also active in the completion of loan reviews, director and management reviews, compliance policies and responses to regulatory comments.

Keller & Company, Inc. is one of the leading conversion appraisal firms in the U.S. and is on-line for daily bank and thrift pricing data and ratios for every publicly-traded financial institution in the U.S. Keller & Company, Inc. is on-line for financial data and ratios for every bank and thrift in the U.S. Keller & Company is an affiliate member of numerous trade organizations including American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over thirty years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of Keller & Company to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, Keller & Company has become one of the leading bank consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over thirty years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from the College of Wooster with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

JOHN A. SHAFFER has over thirty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

F. SCOTT O'DONNELL has over thirty-five years of experience in the banking industry and regulatory environment. Mr. O'Donnell's banking career began in 1972 when he worked for a small regional bank in eastern Ohio, serving the bank and its holding company as a senior credit officer, executive vice president and a director. In 1980, Mr. O'Donnell joined the Society Corporation (N.K.A. KeyCorp) in Cleveland, Ohio, starting as an executive officer responsible for credit quality in the affiliate banks. As KeyCorp grew, his responsibilities expanded to include credit policies, board reporting and internal loan review.

In 1999, Mr. O'Donnell was appointed Superintendent of Financial Institutions for the State of Ohio. This position substantially expanded Mr. O'Donnell's responsibilities to include the supervision of savings and loans, credit unions, and various consumer credit organizations as well as banks. During this time, Mr. O'Donnell oversaw the chartering of numerous new banks and the regulatory supervision of banks subject to formal and informal enforcement action, including Memoranda of Understanding, Written Agreements, and Cease and Desist Orders. At the same time, Mr. O'Donnell developed a strong working relationship with federal regulators who shared the supervision of the various financial institutions.

Mr. O'Donnell has been a policy maker in the banks and regulatory agencies in which he worked. This unique combination of experiences well suits him to assist financial institutions that need compliance and regulatory assistance.

Throughout Mr. O'Donnell's career, he has been active in the organizations supporting banking. He has served as a director member of the Conference of Bank Supervisors. He has been a member of the Ohio Bankers League and the Ohio Bankers Association, and continues to work with the Community Bankers Association of Ohio.

EXHIBIT B

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser

September 10, 2009
Date

Michael R. Keller

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, Athens Bancshares Corporation, in the amount of $35,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.



MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 9th day of September 2009.


NOTARIAL SEAL
STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
12/2/2012



NOTARY PUBLIC